STOCK AND ASSET PURCHASE AGREEMENT

between

AI CHEM & CY S.C.A.

and

CYTEC INDUSTRIES INC.

(and, for the purposes of the GmbH Buyer Provisions, WP INVEST GMBH)

Dated as of October 8, 2012

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ANNEXES, EXHIBITS AND SCHEDULES

ANNEXES

Annex I	Defined Terms

EXHIBITS

Exhibit A	Transition Services Agreement
Exhibit B	Form of Assignment Agreement
Exhibit C	Buyer’s Assumption Agreement
Exhibit D	Seller’s Assumption Agreement
Exhibit E	Intellectual Property Agreement
Exhibit F	Property Separation Agreements

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STOCK AND ASSET PURCHASE AGREEMENT (as it may be amended or supplemented from time to time in accordance with the terms hereof, this “Agreement”), dated as of October 8, 2012, by and between AI Chem & Cy S.C.A., a société en commandite par actions organized under the laws of Luxembourg (“Buyer”), Cytec Industries Inc., a Delaware corporation (“Seller”) and, for the purposes of the GmbH Buyer Provisions, WP Invest GmbH, a Gesellschaft mit beschränkter Haftung organized under the laws of Germany (“GmbH Buyer”). Capitalized terms used in this Agreement but not defined in this Agreement have the respective meanings set forth in Annex I.

W I T N E S S E T H:

WHEREAS, Seller and certain of its Affiliates, including the Seller’s Subsidiaries set forth on Schedule 2.2(a) (the “Transferred Subsidiaries”), and the JV Entities, are engaged worldwide in the Business;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller to enter into this Agreement, the Guarantors are entering into a guarantee with Seller (the “Guarantee”) pursuant to which the Guarantors are guaranteeing certain obligations of Buyer relating to the transactions contemplated by this Agreement;

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller and its Affiliates, the Shares; Seller desires to sell to GmbH Buyer, and GmbH Buyer desires to purchase from Seller and its Affiliates, the GmbH Shares; and Buyer desires to purchase and assume certain assets and Liabilities of the Business as more particularly set forth in this Agreement;

WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, Buyer and Seller or certain of their respective Affiliates will enter into each of the Ancillary Agreements; and

WHEREAS, Buyer, GmbH Buyer and Seller desire to make certain representations, warranties, covenants and undertakings in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE SHARES, THE GMBH SHARES AND THE

TRANSFERRED ASSETS

Section 1.1 Purchase and Sale of the Shares, the GmbH Shares and the Transferred Assets. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall, or shall cause one or more of its Affiliates to, sell, convey, transfer, assign and and deliver to Buyer (and, with respect to the GmbH Shares, GmbH Buyer) and Buyer (and, with respect to the GmbH Shares, GmbH Buyer) shall purchase from Seller or any of its Affiliates, all of Seller’s and each of such Affiliates’ right, title and interest, as of the Closing, in and to (i) the Shares and the GmbH Shares, in each case free and clear of all Encumbrances, (ii) (A) the assets, rights and properties of every nature (other than Intellectual Property Rights), of Seller and its Affiliates (other than the Transferred Subsidiaries) that are Related to the Business, except for any Excluded Assets and (B) the Transferred Intellectual Property Rights, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances, including such right, title and interest in and to the following:

(a) Transferred Accounts Receivable;

(b) Transferred Contracts;

(c) Transferred Books and Records;

(d) Transferred Fixtures and Equipment;

(e) Transferred Inventory;

(f) Transferred Facilities;

(g) all proceeds of Seller’s or any of its Affiliates’ (other than the Transferred Subsidiaries’) third-party insurance policies to the extent related to any Assumed Liabilities or Liabilities of the Transferred Subsidiaries that are not Retained Liabilities; and

(h) all Governmental Authorizations and all applications therefor, in each case to the extent held by Seller or any of its Affiliates (other than the Transferred Subsidiaries) and either Exclusively Related to the Business, exclusively related to a Transferred Facility or exclusively related to the corporate status of a Transferred Subsidiary, it being agreed that no such authorization or application is required to be transferred unless permitted by Law.

The assets, rights and properties referred to in the preceding clause (ii), collectively, the “Transferred Assets.”

Section 1.2 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, (i) before or as of the Closing, pursuant to assignment agreements substantially in the form attached hereto as Exhibit B, the Transferred Subsidiaries shall convey, transfer, assign and deliver to Seller or one of its Affiliates (other than the Transferred Subsidiaries), and Seller or such of its Affiliates (other than the Transferred Subsidiaries) shall accept from the Transferred Subsidiaries, all of the Transferred Subsidiaries’ right, title and interest, as of the Closing, in and to the Excluded Assets and (ii) from and after the Closing, Seller and its Affiliates (other than the Transferred Subsidiaries) shall retain all of their right, title and interest in and to, and there shall be excluded from the direct or indirect sale, conveyance, assignment or transfer to Buyer hereunder, and the Transferred Assets shall not include, the following assets, rights and properties (the assets, rights and properties referred to in clauses (a) through (r) below, collectively, the “Excluded Assets”):

(a) those assets (other than Intellectual Property Rights) that are not Related to the Business;

(b) any asset or class of assets of Seller and its Affiliates (other than the Transferred Subsidiaries) excluded from the categories of assets set forth in Section 1.1(a)-(h) by virtue of the limitations expressed therein;

(c) those assets listed on Schedule 1.2(c);

(d) all cash and cash equivalents of Seller and its Affiliates (other than cash and cash equivalents of the Transferred Subsidiaries);

(e) all Cylink Trademarks;

(f) any right of Seller and its Affiliates to be indemnified for Excluded Liabilities or Retained Liabilities except, with respect to the Transferred Subsidiaries, rights to indemnification with respect to Retained Liabilities that are not transferrable to Seller and its Affiliates;

(g) all rights of Seller and its Affiliates under the Stock and Asset Purchase Agreement, dated October 1, 2004, between UCB SA and Seller (except to the extent such rights are also a right of Seller and its Affiliates to be indemnified for any Assumed Liabilities or Liabilities of the Transferred Subsidiaries that are not Retained Liabilities, which for the avoidance of doubt, are Transferred Assets hereunder);

(h) all rights of Seller and its Affiliates (other than the Transferred Subsidiaries) under the PSA Disposition Agreement;

(i) all Tax refunds and prepayments of Tax to the extent Seller is entitled thereto under Section 4.5;

(j) all Tax Returns of Seller or its Affiliates (other than the Transferred Subsidiaries) and all books and records (including work papers) related thereto;

(k) all insurance policies of Seller or its Affiliates (other than the Transferred Subsidiaries) and rights to proceeds thereunder other than as provided in Section 1.1(g) and Section 4.14(b);

(l) all rights in connection with and assets of the Benefit Plans, other than (A) the Transferred Subsidiary Plans (and related rights and assets) and (B) as otherwise described in Section 4.7;

(m) those Intellectual Property Rights owned by the Transferred Subsidiaries that are set forth on Schedule 1.2(m);

(n) all Trade Secrets that are not Exclusively Related to the Business;

(o) the Contracts listed on Schedule 1.2(o) (the “Shared Contracts”);

(p) the Excluded Contracts;

(q) those assets that are to be used by Seller or its Affiliates (other than the Transferred Subsidiaries) or its designated third party to provide Services (as defined in any of the Ancillary Agreements) to Buyer or its Affiliates (including the Transferred Subsidiaries) under any of the Ancillary Agreements, to the extent that such assets are (i) listed on Schedule 1.2(q), (ii) used for general corporate purposes by Seller or any of its Affiliates (other than the Transferred Subsidiaries) and not Exclusively Related to the Business or (iii) located in Occupied Areas (as defined in each of the Occupancy Agreements), not Related to the Business and designated for the use following the Closing of Seller or any of its Affiliates (other than the Transferred Subsidiaries), and all rights of Seller or its Affiliates (other than the Transferred Subsidiaries) under this Agreement and the Ancillary Agreements; and

(r) those assets of Seller or its Affiliates that are “Acquired Assets” (as defined in the PSA Disposition Agreement).

Section 1.3 Buyer’s Assumption of Liabilities. On the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume from Seller and its Affiliates (other than the Transferred Subsidiaries) and discharge or perform when due all the Assumed Liabilities, and shall execute and deliver at the Closing an instrument of assumption for such purpose substantially in the form attached hereto as Exhibit C.

Section 1.4 Seller’s Retention and Assumption of Liabilities. On the terms and subject to the conditions set forth herein, Seller shall retain the Excluded Liabilities and, at the Closing, Seller shall assume the Retained Liabilities from the Transferred Subsidiaries, and Seller shall discharge and perform when due, and Buyer shall not assume or have any responsibility for, any or all of the Excluded Liabilities or the Retained Liabilities, and Seller shall execute and deliver at the Closing an instrument of assumption for such purpose in respect of the Retained Liabilities substantially in the form attached hereto as Exhibit D.

Section 1.5 Purchase Price.

(a) On the terms and subject to the conditions set forth herein, in consideration of the sale of the Shares, the GmbH Shares and the Transferred Assets, at the Closing, in addition to the assumption of the Assumed Liabilities by Buyer, Buyer shall pay to Seller an amount in cash equal to $1,040,000,000.00 (the “Base Purchase Price” and, as adjusted pursuant to this Section 1.5 and to Section 1.6, the “Purchase Price”) and GmbH Buyer shall pay to Seller an amount in cash equal to $2,080.00 (the “GmbH Purchase Price”).

(b) Not less than five (5) Business Days prior to the Closing Date, Seller will in good faith prepare and deliver a certificate (the “Purchase Price Certificate”) of an authorized officer of Seller setting forth Seller’s estimate of (i) the Final Closing Net Working Capital Value as of the Closing Date (provided that to the extent such amount exceeds $240 million, such amount will be deemed to be $240 million) (the “Estimated Closing Net Working Capital Value”), (ii) the aggregate amount of Necessary Operating Cash held by the Transferred Subsidiaries as of the Closing Date (provided that to the extent such amount exceeds $20 million, such amount will be deemed to be $20 million) (the “Estimated Cash Amount”) and (iii) the aggregate amount of

Bank/Other Indebtedness (A) of all of the Transferred Subsidiaries as of the Closing Date which are not Retained Liabilities and (B) of Seller and its Affiliates (other than the Transferred Subsidiaries) which are Assumed Liabilities (the “Estimated Indebtedness Amount”). From and after the delivery of the Purchase Price Certificate until the Closing, Buyer will be permitted to review Seller’s and its accountants’ (to the extent permitted by such accountants) work papers relating to the preparation of the Purchase Price Certificate and shall be provided with reasonable access during regular business hours and on reasonable advance notice to individuals involved in preparing or reviewing the Purchase Price Certificate.

(c) As of the Closing (and for purposes of the amount payable at Closing pursuant to Section 1.8(a)), the Base Purchase Price shall be adjusted by the amount (the “Closing Purchase Price Adjustment Amount”) equal to: (i) (A) the Estimated Closing Net Working Capital Value minus (B) the Base Net Working Capital Value, minus (ii) the Estimated Indebtedness Amount, minus (iii) the excess of $20 million over the Estimated Cash Amount. If the Closing Purchase Price Adjustment Amount is a positive number, then the Base Purchase Price payable as of the Closing shall be increased by the Closing Purchase Price Adjustment Amount. If the Closing Purchase Price Adjustment Amount is a negative number, then the Base Purchase Price payable as of the Closing shall be decreased by the Closing Purchase Price Adjustment Amount. For the avoidance of doubt, items accounted for in the calculation of the Estimated Closing Net Working Capital Value shall not be duplicated in the calculation of the Estimated Indebtedness Amount or the Estimated Cash Amount.

(d) After the Closing Date, the Purchase Price shall be adjusted by the amount (the “Post-Closing Purchase Price Adjustment Amount”) equal to (i) (A) the Final Closing Net Working Capital Value (as finally determined pursuant to Section 1.6) (provided that to the extent such amount exceeds $240 million, such amount will be deemed to be $240 million) minus (B) the Estimated Closing Net Working Capital Value, minus (ii) (A) the Actual Indebtedness Amount (as finally determined pursuant to Section 1.6) minus (B) the Estimated Indebtedness Amount, plus (iii) (A) the Actual Cash Amount (as finally determined pursuant to Section 1.6) (provided that to the extent such amount exceeds $20 million, such amount will be deemed to be $20 million) minus (B) the Estimated Cash Amount. If the Post-Closing Purchase Price Adjustment Amount is a positive number, then the Base Purchase Price shall be increased by the Post-Closing Purchase Price Adjustment Amount and Buyer shall promptly (and in any event within five (5) Business Days) after the final determination thereof pay to Seller the Post-Closing Purchase Price Adjustment Amount, in Dollars by wire transfer of immediately available funds to an account designated in writing by Seller. If the Post-Closing Purchase Price Adjustment Amount is a negative number, then the Base Purchase Price shall be decreased by the Post-Closing Purchase Price Adjustment Amount and Seller shall promptly (and in any event within five (5) Business Days) after the final determination thereof pay to Buyer the Post-Closing Purchase Price Adjustment Amount, in Dollars by wire transfer of immediately available funds to an account designated in writing by Buyer. For the avoidance of doubt, items accounted for in calculation of the Final Closing Net Working Capital Value shall not be duplicated in the calculation of the Actual Indebtedness Amount or the Actual Cash Amount.

Section 1.6 Determination of Final Closing Net Working Capital Value.

(a) As soon as practicable but in no event later than ninety (90) days following the Closing, Buyer shall prepare, or cause to be prepared, and deliver to Seller (i) the Closing Date Net Working Capital Statement, which shall set forth the Current Assets and the Current Liabilities of the Business as of the Closing and Buyer’s calculation of Final Closing Net Working Capital Value and (ii) Buyer’s calculation of (x) the aggregate amount of Necessary Operating Cash of all of the Transferred Subsidiaries as of the Closing Date (as such amount is finally determined pursuant to this Section 1.6, the “Actual Cash Amount”) and (y) the aggregate amount of Bank/Other Indebtedness of (A) all of the Transferred Subsidiaries as of the Closing Date which are not Retained Liabilities and (B) of Seller and its Affiliates (other than the Transferred Subsidiaries) which are Assumed Liabilities (as such amount is finally determined pursuant to this Section 1.6, the “Actual Indebtedness Amount”), in the case of each of clauses (i) and (ii) which shall be prepared in accordance with U.S. GAAP applying the same principles, practices, methodologies and policies used in the preparation of the Audited Financial Statements. For purposes of calculating the Final Closing Net Working Capital Value, any item that is valued in a currency other than Dollars shall be converted into Dollars on the basis of the average exchange rate for the purchase of Dollars with the applicable non-U.S. currency set forth on Schedule 1.6(a). Buyer and its accountants shall have reasonable access to all information and employees of Seller and its post-Closing Affiliates as may be reasonably necessary to prepare the Closing Date Net Working Capital Statement, the Actual Cash Amount and the Actual Indebtedness Amount, including, in each case, the work papers of Seller’s accountants to the extent permitted by such accountants, in each case during regular business hours and upon reasonable advance notice.

(b) Seller shall have sixty (60) days to review the Closing Date Net Working Capital Statement and Buyer’s calculations of the Actual Cash Amount and the Actual Indebtedness Amount after delivery thereof by Buyer. In the event that Seller determines that the Closing Date Net Working Capital Statement and/or Buyer’s calculations of the Actual Cash Amount and/or the Actual Indebtedness Amount has or have not been prepared on the basis set forth in Section 1.6(a), Seller shall, on or before the last day of such 60-day period, so inform Buyer in writing (“Seller’s Objection”), setting forth a specific description of the basis of Seller’s determination and the adjustments to the Closing Date Net Working Capital Statement and/or Buyer’s calculations of the Actual Cash Amount and/or the Actual Indebtedness Amount, and the corresponding adjustments to the Final Closing Net Working Capital Value, the Actual Cash Amount and/or the Actual Indebtedness Amount, that Seller believes should be made. If no Seller’s Objection is received by Buyer on or before the last day of such 60-day period (or if Seller previously notifies Buyer that it agrees with the calculations provided by Buyer), then the Final Closing Net Working Capital Value set forth on the Closing Date Net Working Capital Statement delivered by Buyer and the Actual Cash Amount and the Actual Indebtedness Amount set forth in Buyer’s calculations thereof shall be deemed final for all purposes under this Agreement. Buyer shall have thirty (30) days from its receipt of Seller’s Objection to review and respond to Seller’s Objection. For the avoidance of doubt, all of the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions, and the actions with respect to, and other settlement or elimination, of any Seller Intercompany Receivable or any Seller

Intercompany Payable contemplated pursuant to Section 1.11, shall be deemed to occur immediately prior to the Closing for purposes of calculating the Purchase Price hereunder (including the adjustments contemplated by this Section 1.6).

(c) Buyer and Seller shall use their reasonable best efforts to resolve any disagreements with respect to the proposed adjustments set forth in Seller’s Objection. If Buyer and Seller are unable to resolve such disagreements within thirty (30) days following the completion of Buyer’s review of Seller’s Objection, they shall refer any remaining disagreements (the “Unresolved Items”) to the CPA Firm that, acting as experts and not as arbitrators, shall determine, on the basis set forth in and in accordance with Section 1.6(a), and only with respect to the Unresolved Items, whether and to what extent, if any, the Closing Date Net Working Capital Statement and the Final Closing Net Working Capital Value and/or Buyer’s calculations of the Actual Cash Amount and/or the Actual Indebtedness Amount require or requires adjustment. Buyer and Seller shall instruct the CPA Firm to deliver its written determination to Buyer and Seller no later than thirty (30) days after such disagreements are referred to the CPA Firm. The CPA Firm’s determination shall be within the range of values specified by the parties with respect to such items in the Unresolved Items and shall be conclusive and binding upon Buyer and Seller and their respective Affiliates and for all purposes under this Agreement (as the sole and exclusive remedy available to the parties in connection with the calculation of the Final Closing Net Working Capital Value, the Actual Cash Amount and the Actual Indebtedness Amount pursuant to this Section 1.6, assuming each of the parties is otherwise in compliance with this Section 1.6). The fees and disbursements of the CPA Firm shall be borne by Buyer and Seller based on the following formula: (i) Seller shall pay a portion of such fees and expenses equal to the total of such fees and expenses multiplied by a fraction, the numerator of which is the Dollar amount of the Unresolved Items resolved in favor of Buyer and the denominator of which is the total Dollar amount of Unresolved Items; and (ii) Buyer shall pay a portion of such fees and expenses equal to the total of such fees and expenses multiplied by a fraction, the numerator of which is the Dollar amount of Unresolved Items resolved in favor of Seller and the denominator of which is the total Dollar amount of Unresolved Items. Buyer and Seller shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to the Closing Date Net Working Capital Statement, to the calculations of the Actual Cash Amount and the Actual Indebtedness Amount and to Seller’s Objection and all other items reasonably requested by the CPA Firm in connection with its review.

(d) Seller and its accountants shall have reasonable access to all information used by Buyer in preparing, and employees of Buyer and its Affiliates involved in the preparation of, the Closing Date Net Working Capital Statement and Buyer’s calculations of the Actual Cash Amount and the Actual Indebtedness Amount, including, in each case, the work papers of Buyer’s accountants, in each case during regular business hours and upon reasonable advance notice. Each party shall have reasonable access to all information used by the CPA Firm in reaching its determination hereunder.

Section 1.7 Closing. The Closing shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, 31st Floor, New York, New

York 10022, at 10:00 A.M. New York, New York time, on the second (2nd) Business Day following the date on which (a) the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived and (b) the earlier of either of the following has occurred: (i) the last day of the Marketing Period and (ii) the date on which Seller has received at least three (3) Business Days’ notice from Buyer that Buyer is prepared to close prior to the end of the Marketing Period or at such other time and place as the parties hereto may mutually agree; provided that Buyer and Seller shall defer the Closing to the last day of the month in which the Closing would otherwise occur if the Closing is to occur in any month other than December and the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) are then satisfied or waived, unless in the sole discretion of Buyer such a deferral could have a material and adverse impact on Buyer’s ability to consummate the Debt Financing. The date on which the Closing occurs is the “Closing Date.”

Section 1.8 Deliveries by Buyer. At the Closing, Buyer and, with respect to Section 1.8(a), GmbH Buyer, shall deliver to Seller the following:

(a) the Base Purchase Price (as adjusted pursuant to Section 1.5(c)) and the GmbH Purchase Price in immediately available funds by wire transfer to an account or accounts that have been designated in writing by Seller at least two (2) Business Days prior to the Closing Date;

(b) subject to Section 1.10, such instruments of assignment and other instruments or documents, in form and substance reasonably acceptable to Seller, as may be necessary to effect the effective assignment of any Transferred Assets;

(c) a duly executed counterpart of each of the Ancillary Agreements to which Buyer or any of its Affiliates is a party;

(d) an executed instrument of assumption substantially in the form attached hereto as Exhibit C;

(e) the certificate to be delivered pursuant to Section 5.3(c); and

(f) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Seller, as may be reasonably required to give effect to this Agreement.

Section 1.9 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer and, in the case of clause (a) below with respect to the GmbH Shares, GmbH Buyer, the following:

(a) the share register of the Company, together with a duly completed and signed share transfer power authorizing Buyer to register the transfer of ownership of the Shares to Buyer and certificates, notarial assignment deeds, duly endorsed in the name of Buyer, or such other instruments evidencing ownership under applicable Law of the GmbH Shares (including a notarial deed executed in accordance with applicable Law);

(b) bills of sale, assignment and assumption agreements or other appropriate documents of transfer or assignment and assumption, in form and substance reasonably acceptable to Buyer, transferring or assigning, as applicable, the Transferred Assets to Buyer;

(c) an executed instrument of assumption substantially in the form attached hereto as Exhibit D;

(d) a duly executed counterpart of each of the Ancillary Agreements to which Seller or any of its Affiliates (including the Transferred Subsidiaries) is a party;

(e) the general release and discharge in favor of the Transferred Subsidiaries referred to in Section 8.13(a);

(f) the certificate to be delivered pursuant to Section 5.2(c);

(g) a certificate of non-foreign status within the meaning of section 1445 of the Code;

(h) except with respect to (i) third party indebtedness for borrowed money that would be an Assumed Liability or third party indebtedness for borrowed money of a Transferred Subsidiary, in either case, that is incurred after the date of this Agreement that Buyer notifies Seller should remain outstanding, (ii) intercompany loans among the Transferred Subsidiaries and (iii) indebtedness listed on Schedule 1.9(h), executed customary payoff letters from the lenders and secured parties with respect to indebtedness for borrowed money that is an Assumed Liability or indebtedness for borrowed money of a Transferred Subsidiary, which shall include customary releases of all Encumbrances related thereto (in each case subject to delivery of the Base Purchase Price by Buyer); provided that indebtedness for borrowed money identified on Schedule 4.22 shall only be repaid at the prior written instruction of Buyer;

(i) for each director (or, for purposes of this clause (i), each member of a similar governing body) of a Transferred Subsidiary in office immediately prior to the Closing (including any directors designated by Seller to the board of directors or similar governing body of the JV Entities) that has been designated for removal by Buyer in writing to Seller at least five (5) Business Days prior to the Closing, either a resignation executed by such director or written evidence of removal of such director, which resignations or removals shall be effective at the Closing (and, for purposes of this clause (i), if any such director so required to resign is also an officer of, or individual with signing authority on behalf of, any such Transferred Subsidiary, the resignation contemplated hereby shall also cover such positions); and

(j) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be reasonably required to give effect to this Agreement.

Section 1.10 Nonassignability of Assets.

(a) Notwithstanding anything to the contrary contained in this Agreement (but without limiting Seller’s obligations set forth in Article IV), to the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, assignment, sublease, transfer, conveyance or delivery to Buyer of any asset that would be a Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset, claim, right or benefit unless such failure causes a failure of any of the conditions to Closing set forth in Article V, in which event the Closing shall proceed only if the failed condition is waived by the party or parties entitled to the benefit thereof (to the extent any such waiver is permitted by applicable Law). In the event that such lack of authorization, approval, consent or waiver does not cause a failure of any of the conditions to Closing or the failed condition is waived and the Closing proceeds without the sale, assignment, sublease, transfer, conveyance or delivery of any such asset, claim, right or benefit, then (i) such asset, claim, right or benefit shall be regarded as a Transferred Asset for purposes of the calculations required under Section 1.6 if such asset is a Current Asset to the extent the benefit of such asset can be delivered to Buyer pursuant to this Section 1.10 and (ii) following the Closing, the parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that Seller and its Affiliates shall not be required to pay any consideration therefor or be obligated to make any commitment or incur any Liability in connection therewith; provided, further, that all costs and expenses incurred in connection with this Section 1.10 shall be borne by the party incurring such costs and expenses. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of use of such asset, claim, right or benefit and to Seller or its Affiliates the benefits, including any indemnities, that they would have obtained had the asset, claim, right or benefit been conveyed to Buyer at the Closing. Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such asset, claim, right or benefit not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, Seller shall, or shall cause the relevant Affiliates to, assign, transfer, convey and deliver such asset, claim, right or benefit to Buyer at no additional cost. To the extent that any such asset, claim, right or benefit cannot be transferred or the full benefits of use of any such asset, claim, right or benefit cannot be provided to Buyer following the Closing pursuant to this Section 1.10, then Buyer and Seller shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties hereto the economic and operational equivalent, as nearly as practicable and to the fullest extent permitted by Law, of obtaining such authorization, approval, consent or waiver and the performance by Buyer of the obligations thereunder; provided that any such arrangement shall be limited to a period of two (2) years following the Closing, unless Seller elects to, at its sole discretion, continue such arrangement after such period and provides Buyer with thirty (30) days’ written notice of such election prior to the end of such initial two (2) year period, in which case such arrangement shall be extended and continue for the period of time set forth in such notice. Seller shall hold in trust for and pay to Buyer promptly upon receipt thereof all income, proceeds and other monies received by Seller or any of its Affiliates in connection with its use of any asset, claim, right or benefit (net of any Taxes and any other costs imposed upon Seller or any of its Affiliates) in connection with the arrangements under this Section 1.10. Buyer shall use its reasonable best efforts to promptly provide to Seller whatever is required for Seller to meet its obligations on a timely basis under any Contract or other Transferred Asset which is the subject of the arrangements described in this Section 1.10(a) between Seller and Buyer.

(b) Buyer acknowledges and agrees that to the extent Buyer or any of its Affiliates is allowed the benefits or use of any Contract or other Transferred Asset pursuant to this Section 1.10 while any third-party consent or novation relating thereto has not been obtained, Buyer shall be responsible for and shall indemnify and hold harmless the Seller Indemnified Parties from and against, and shall pay to the relevant Seller Indemnified Party promptly upon receipt of any invoice from Seller, all Losses actually incurred by any Seller Indemnified Party under any such Contract or in relation to any such Transferred Asset (including with respect to any breach, or alleged breach, of such Contract or any damage to such Transferred Asset by Buyer or any of its Affiliates or as a result of Buyer’s or any of its Affiliates’ having benefits or use of any such Contract or Transferred Asset while any third-party consent or novation has not been obtained).

(c) To the extent that the conveyance, transfer, assignment or delivery of any Excluded Assets or the assumption of the Retained Liabilities, or attempted conveyance, transfer, assignment, delivery or assumption, is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained at or prior to the Closing, then the foregoing provisions of this Section 1.10 shall apply mutatis mutandis. Without limiting the previous sentence, in the event that a Transferred Subsidiary is unable to assign any rights to seek indemnity against third parties in respect of any Excluded Assets or Retained Liabilities, or that any such assignment is held to be invalid or unenforceable, Buyer shall, or shall cause the relevant Transferred Subsidiary to, reasonably cooperate with Seller to take such steps as Seller may reasonably request and at Seller’s expense in pursuing the claims for indemnity.

(d) For the avoidance of doubt, the provisions of this Section 1.10 shall not be applicable to the Shared Contracts, which shall be governed in accordance with Section 4.13.

Section 1.11 Seller Intercompany Receivables and Seller Intercompany Payables. Seller shall take all actions necessary so that, effective immediately prior to the Closing, all Seller Intercompany Receivables and Seller Intercompany Payables then existing shall be settled or otherwise eliminated, without Liability (including any Tax Liability) or other adverse effect (other than the elimination of the face value of any Seller Intercompany Receivable) to Buyer and its Affiliates (including the Transferred Subsidiaries); provided that the foregoing shall not apply to the Seller Intercompany Receivables and Seller Intercompany Payables as of immediately prior to the Closing described on Schedule 1.11 (respectively, the “Transferred Seller Intercompany Receivables” and “Transferred Seller Intercompany Payables”). Not less than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer an updated statement of the amount of each Transferred Seller

Intercompany Receivable and Transferred Seller Intercompany Payable. Such updated statement shall thereafter constitute Schedule 1.11, except that if and only if the (a) value of the aggregate amount of Transferred Seller Intercompany Receivables minus the aggregate amount of Transferred Seller Intercompany Payables, in each case as described on such updated statement is greater than (b) the value of the aggregate amount of Transferred Seller Intercompany Receivables minus the aggregate amount of Transferred Seller Intercompany Payables, in each case as described on Schedule 1.11 immediately prior to Seller’s delivery of the updated statement, such updated statement shall be subject to Buyer’s consent which shall be provided to Seller, if applicable, within two (2) Business Days after Seller delivers such updated statement to Buyer.

Section 1.12 Allocation of Purchase Price. Within sixty (60) days of the date of this Agreement, Seller shall prepare and deliver to Buyer an allocation schedule setting forth Seller’s determination of the allocation of the Base Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under applicable Tax Laws) among the Transferred Assets, the GmbH Shares and the Shares in accordance with applicable Tax Laws, including Section 1060 of the Code and the Treasury regulations promulgated thereunder where applicable (the “Preliminary Allocation”); provided that (a) the Preliminary Allocation shall allocate to the Transferred Accounts Receivable and the Transferred Inventory not less than their book carrying value (excluding any valuation allowances or other mark-downs); and (b) the Preliminary Allocation shall also set forth Seller’s determination of the allocation of the amount allocated to the entities set forth on Schedule 1.12 in accordance with the principles of valuation set forth in the valuation reports prepared by VRC. Seller and Buyer shall endeavor and work together in good faith to agree to the Preliminary Allocation in accordance with the previous sentence not less than one (1) Business Day prior to the Closing Date (such allocation, if agreed, the “Closing Date Allocation”); provided that (i) it is understood that, although the valuation of the entities set forth on Schedule 1.12 may change between the date the Preliminary Allocation is delivered and the Closing Date Allocation, if any, is agreed, it is intended that their valuation be in accordance with the principles of valuation set forth in the valuation reports prepared by VRC, and (ii) if no agreement can be reached one (1) Business Day prior to the Closing Date, the Seller and Buyer shall determine their own allocations. To the extent a Closing Date Allocation has been agreed in accordance with the previous sentence, then (A) within fifteen (15) days after the Closing, Seller shall prepare and deliver to Buyer a revised allocation schedule that increases or decreases, as the case may be, the allocations set forth in the Closing Date Allocation by an aggregate amount equal to the Closing Purchase Price Adjustment Amount, with such increases or decreases in proportion to the amounts by which each such relevant Transferred Asset, GmbH Shares or Shares (and, within such allocation, the entities set forth on Schedule 1.12) contributed to the Closing Purchase Price Adjustment Amount, with any residual amount allocated pro rata (such revised allocation, if any, the “Preliminary Post Closing Allocation”), and (B) within fifteen (15) days after the Final Closing Net Working Capital Value is deemed final or the parties hereto have received a conclusive and binding determination related thereto from the CPA Firm in accordance with Section 1.6, Seller shall prepare and deliver to Buyer a revised allocation schedule that increases or decreases, as the case may be, the allocations set forth in the Preliminary Post Closing Allocation by an aggregate amount equal to the Post-Closing Purchase Price Adjustment Amount, with such increases or decreases in proportion to the amounts by which each such relevant Transferred Asset, GmbH Shares or Shares (and, within such allocation, the entities set forth on Schedule 1.12) contributed to the Post-Closing Purchase Price Adjustment Amount, with any residual amount allocated pro rata (such revised allocation, if any, the “Final Allocation”). To the extent a Final Allocation has been agreed, Seller and Buyer shall each file a duly completed IRS Form 8594 (Asset Allocation Statement) and shall provide a copy of the same to the other party following any adjustment to the allocable Purchase Price or any other amounts constituting consideration for Tax purposes pursuant to this Agreement. The parties hereto agree that Buyer and Seller shall, and shall cause their respective Affiliates to, act in accordance with the Final Allocation, if any, for all Tax purposes, and that neither of them will take, or permit their respective Affiliates to take, any position inconsistent therewith in any Tax Returns or similar filings, any refund claim, any litigation or otherwise, except as may be required by applicable Tax Law. The parties agree to consult with one another with respect to any Tax audit, controversy or litigation relating to the Final Allocation, if any, made pursuant to this Section 1.12. For the avoidance of doubt, with respect to the allocation of the Base Purchase Price to an entity that is designated as a “Newco” on Schedule 1.12, such allocation shall be based on a value that assumes any asset transfers to such entity pursuant to a Restructuring Agreement has been completed.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in any document filed with, or furnished to, the United States Securities and Exchange Commission by Seller and publicly available prior to the second Business Day preceding the date of this Agreement but after January 1, 2011 (excluding (i) any general reserves, accruals or other Liabilities set forth in the financial statements included therein except to the extent that the matter relating to such reserve, accrual or Liability is described with specificity and (ii) any disclosure set forth in the sections titled “risk factors” and “forward-looking statements” or in any other section to the extent the disclosure is a forward-looking statement), and except as disclosed in the disclosure schedule delivered by Seller to Buyer as of the date of this Agreement (the “Seller Disclosure Schedules”) (provided that: (i) disclosure of any matter in any section or subsection of the Seller Disclosure Schedules shall be deemed to have been disclosed with respect to any section or subsection of this Agreement to which the relevance of such matter is reasonably apparent on the face thereof; (ii) the inclusion of an item in the Seller Disclosure Schedules as an exception to a representation or warranty will not by itself be deemed an admission by Seller that such item is material or was required to be disclosed therein; and (iii) notwithstanding the foregoing, the Repeated Representations and the representations and warranties of Seller in Section 2.9(b) shall be qualified only by those items of disclosure set forth on the applicable Seller Disclosure Schedule), Seller hereby represents and warrants to Buyer as of the date hereof, and, in respect of the Repeated Representations, as of the Closing Date (and, in respect of the representations and warranties in Section 2.2 insofar as relating to the GmbH Shares, to GmbH Buyer), as follows (provided that each of the following representations and warranties that is given with respect to the JV Entities is given with respect to the JV Entities only to the extent of the Knowledge of Seller (other than the representations and warranties in the first sentence of Section 2.2(a), which are not qualified by the Knowledge of Seller with respect to the JV Entities)):

Section 2.1 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Seller and its Affiliates that own Transferred Assets has all requisite corporate power and authority to own, lease and operate its assets and to carry on its portion of the Business as currently conducted, and is duly qualified to do business and, if applicable, in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets or the conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be likely, individually or in the aggregate with other such failures, to have a Material Adverse Effect.

Section 2.2 The Transferred Subsidiaries.

(a) Schedule 2.2(a) sets forth a complete and accurate list of each of the Transferred Subsidiaries and the JV Entities, together with its jurisdiction of organization, its authorized and outstanding capital stock or other equity interests, the identity of each holder of its outstanding capital stock or other equity interests (each of which is (except as indicated on Schedule 2.2(a)) either Seller or an Affiliate of Seller) and the number and class of shares of capital stock or other equity interests held by each such holder as of the date of this Agreement and as of the Closing Date (except in the case of the Closing Date for those changes that result from and to the extent contemplated by the Post-Signing Restructuring Transactions). Except as set forth on Schedule 2.2(a), each Transferred Subsidiary and each JV Entity is duly organized, validly existing, and, if applicable, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its portion of the Business as currently conducted and is duly qualified to do business and, if applicable, is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except where the failure to be so duly organized, validly existing, qualified or in good standing would not reasonably be likely, individually or in the aggregate with other such failures, to have a Material Adverse Effect.

(b) All of the outstanding stock and other equity interests of the Transferred Subsidiaries and the JV Entities, (i) have been duly authorized and validly issued, and are fully paid and non-assessable and (ii) were not issued in violation of applicable Law, or the terms of any agreement applicable to the issuance thereof, and such issuance was made in compliance with all preemptive, subscription and other similar rights. Seller has good and valid title to all of the Shares and the GmbH Shares, and, except for the GmbH Shares, a Transferred Subsidiary has good and valid title to all of the outstanding capital stock and other equity interests of the Transferred Subsidiaries (other than the Company) and, except as set forth on Schedule 2.2(a), the amount of equity interests of each JV Entity reflected on Schedule 2.2(a), in each case free and clear of all Encumbrances. Upon delivery by Seller and/or any of its Affiliates of the Shares and the GmbH Shares at the Closing, good and valid title to all of the outstanding capital stock and other equity interests of the Transferred Subsidiaries and, except as set forth on Schedule 2.2(a), the amount of equity interests of each JV Entity reflected on Schedule 2.2(a), will pass to Buyer (and, with respect to the GmbH Shares, GmbH Buyer), directly or indirectly, free and clear of all Encumbrances, other than those resulting from Buyer’s (or GmbH Buyer’s) ownership, as the case may be.

(c) Except as set forth on Schedule 2.2(c), there are no outstanding rights, warrants, options or commitments of any character that obligate Seller or its Affiliates to issue, acquire or sell or in any way dispose of any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of the Transferred Subsidiaries or the JV Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth on Schedule 2.2(c), the outstanding capital stock and other equity interests of the Transferred Subsidiaries and the JV Entities are not subject to any voting trust, proxy or other agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such capital stock or other equity interests. Except as set forth on Schedule 2.2(c), there are no phantom stock, stock appreciation, profit participation or similar rights providing economic benefits based, directly or indirectly, on the value or price of the capital stock or other equity interests of the Transferred Subsidiaries or the JV Entities. Except as set forth on Schedule 2.2(c), no Transferred Subsidiary owns, directly or indirectly, any capital stock or other equity interests of any Person other than another Transferred Subsidiary or is a member of or participant in any joint venture or similar Person.

(d) Except as set out in Schedule 2.2(d), no Transferred Subsidiary or JV Entity conducts any business activities other than the Business.

Section 2.3 Corporate Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements and Restructuring Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements and Restructuring Agreements to which it is or will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, has been duly and validly authorized, and no additional corporate or stockholder authorization or consent (including, without limitation, under Section 271 of the Delaware General Corporation Law) is or at the Closing will be required in connection with the execution, delivery and performance by Seller of this Agreement or any of such Ancillary Agreements or Restructuring Agreements. Each Affiliate of Seller has or prior to the Closing will have full corporate power and authority to execute and deliver each Ancillary Agreement, Restructuring Agreement and other document or agreement to be delivered at or prior to the Closing to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by each Affiliate of Seller of each Ancillary Agreement, Restructuring Agreement and other document or agreement to be delivered at or prior to the Closing to which it is or will be a party, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby have been or at the Closing, will have been duly and validly authorized, and no additional corporate or stockholder authorization or consent is or at the Closing will be required in connection with the execution, delivery and performance by any Affiliate of Seller of any of such Ancillary Agreements, Restructuring Agreements or other documents or agreements to which such Affiliate is or will be a party or signatory.

Section 2.4 Consents and Approvals. Other than filings, notices and/or approvals (i) under the HSR Act, the EU Merger Regulation and the Exchange Act, (ii) in connection with the Other Antitrust Approvals or under other applicable merger control or similar Laws (the “Other Antitrust Filings”), (iii) required to be made with the New York Stock Exchange, Inc. and (iv) except as described in Schedule 2.4, no consent, approval, waiver, clearance, authorization, notice, filing or submission was or is required to be obtained by Seller or any of its Affiliates from, or to be given by Seller or any of its Affiliates to, or made by Seller or any of its Affiliates with, any Government Entity or Self-Regulatory Organization in connection with the execution, delivery and performance by Seller or any of its Affiliates of this Agreement, the Ancillary Agreements or the Restructuring Agreements, except where the failure to obtain any such consent, approval, waiver, clearance or authorization or provide any such notice, filing or submission would not reasonably be likely, individually or in the aggregate with other such failures, to have a Material Adverse Effect.

Section 2.5 Non-Contravention. Except as set forth on Schedule 2.5, the execution, delivery and performance by Seller and its Affiliates of this Agreement and the Restructuring Agreements to which they are or will be a party, and the consummation of the transactions contemplated hereby and thereby, did not, do not and will not (a) violate any provision of the organizational documents of Seller or any of its Affiliates, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Seller or any of its Affiliates (including the Transferred Subsidiaries) under, or result in a loss of any benefit to which Seller or any of its Affiliates (including the Transferred Subsidiaries) is entitled under, or give rise to any requirement to provide any notice in respect of any matter under any Material Contract, or result in the creation of any Encumbrance upon any of the Transferred Assets or the assets of the Transferred Subsidiaries, except where any of the foregoing would not reasonably be likely to have a material impact on the Business or (c) assuming the receipt of all consents, approvals, waivers, clearances and authorizations and the making of notices, filings and submissions described in Section 2.4 or in Schedule 2.4 or required to be made or obtained prior to the Closing by Buyer or its Affiliates, violate or result in a breach of or constitute a default under any Law or any Governmental Authorization to which Seller or any of its Affiliates is subject, except where such violation, breach or default would not reasonably be likely to have a Material Adverse Effect.

Section 2.6 Binding Effect. This Agreement, assuming the due authorization, execution and delivery by Buyer, constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, and, when executed by Seller or its Affiliates, each of the Ancillary Agreements, assuming the due authorization, execution and delivery by Buyer or its Affiliates (for the avoidance of doubt, not including the Transferred Subsidiaries), will constitute a valid and legally binding obligation of Seller and each of its Affiliates party thereto, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject to general equity principles. Each agreement, instrument and other document relating to the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions constitutes or, when entered into, will constitute a valid and legally binding obligation of Seller and each of its Affiliates party thereto, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject to general equity principles.

Section 2.7 Financial Statements. Seller has provided to Buyer true and correct (i) copies of (A) audited combined statements of operations, cash flows and parent company’s investment for the Business for the fiscal years ended 2009, 2010 and 2011 and (B) audited combined balance sheets for the Business for the fiscal years 2010 and 2011 ((A) and (B) together, the “Audited Financial Statements”) and (ii) a copy of the unaudited combined balance sheet and statement of operations, cash flows and parent company’s investment for the Business for the six (6) months ended June 30, 2012 (together with the Audited Financial Statements, the “Historical Financial Statements”). Except as described therein or in the notes thereto or as described in Schedule 2.7, the Historical Financial Statements: (1) have been derived from the financial accounting systems used to prepare the financial statements of Seller for the same periods and have been prepared in all material respects in accordance with the books and records of Seller and the Transferred Subsidiaries, (2) have been prepared in accordance with U.S. GAAP, consistently applied, (3) reflect cost allocations consistent with Seller’s historical practices and (4) fairly present: in all material respects, (I) the financial position and results of operations of the Business as of the dates thereof or for the periods then ended (subject to, in the case of this clause (4)(I) in respect of the unaudited financial statements referred to in clause (ii) above, immaterial changes resulting from year-end adjustments and the absence of footnote discussions and similar presentation items therein) and (II) the net assets of only the Transferred Subsidiaries (after giving effect to the transactions contemplated in the Restructuring Agreements), the Transferred Assets and the Assumed Liabilities, as of such dates.

Section 2.8 Absence of Liabilities.

(a) Except as specifically reflected, reserved against or otherwise disclosed in the Historical Financial Statements or as described in Schedule 2.8(a), none of Seller nor any of its Affiliates has any Liabilities related to the Business that would be required by U.S. GAAP, applying the same principles, practices, methodologies and policies used in the preparation of the Audited Financial Statements, to be disclosed on a balance sheet of the Business, other than Liabilities that were incurred since December 31, 2011 in the ordinary course, it being understood that nothing in this representation is intended to address (i) any Liabilities in respect of pension, savings or welfare benefit obligations accrued under a Benefit Plan and (ii) any Liability in respect of the subject matter addressed in Section 2.12, Section 2.13, Section 2.14 or Section 2.15.

(b) Without limiting the generality of Section 2.8(a), except as set forth on Schedule 2.8(b), there are no Liabilities arising under guarantees, surety bonds, letters of credit or letters of comfort obtained by Seller or its Affiliates that are (or will be required to be, following Closing) Liabilities of the Business, including Assumed Liabilities or Liabilities of any Transferred Subsidiary.

Section 2.9 Absence of Changes. Except as described in Schedule 2.9, since December 31, 2011 until the date of this Agreement, and other than in connection with the transactions contemplated hereby, including the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions, and in connection with the transactions contemplated by the PSA Disposition Agreement: (a) Seller and its Affiliates have conducted the Business in the ordinary course and consistent with past practice in all material respects; (b) there has not been any change, event, development, effect, state of facts, or occurrence that has had or is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect; and (c) neither Seller nor any of its Affiliates has taken any action or suffered to exist any set of facts that, if occurring after the date hereof without Buyer’s consent, would constitute a breach of Section 4.3(a), (b), (c), (d), (e), (f), (h), (p), (q) or (r).

Section 2.10 Litigation and Claims.

(a) Except as described in Schedule 2.10(a), as of the date of this Agreement, there are no civil, criminal or administrative actions, suits, hearings, arbitrations, investigations or other similar proceedings or any citations, summons or subpoena of any nature pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates in connection with (i) the Shares, the GmbH Shares, the Transferred Assets, the Assumed Liabilities, the Transferred Subsidiaries or the Business, other than those that would not be reasonably likely, individually or in the aggregate with other such matters, to be material to the Business or (ii) the transactions contemplated by this Agreement and the Ancillary Agreements and the Restructuring Agreements.

(b) Except as described in Schedule 2.10(b), as of the date of this Agreement, none of the Shares, the GmbH Shares, the Transferred Assets, the Assumed Liabilities, the Transferred Subsidiaries, the Business or Seller or any of its Affiliates (in respect of the Business) is subject to any material outstanding order, writ, judgment, award, injunction or decree of any Government Entity or Self-Regulatory Organization of competent jurisdiction or any arbitrator or arbitrators, nor is any investigation or similar inquiry pending, or to Seller’s Knowledge, threatened, by any such Government Entity or Self-Regulatory Organization.

(c) For the avoidance of doubt, nothing in this representation is intended to address any actions, suits, hearings, arbitrations, investigations or similar proceedings, or any orders, writs, judgments, awards, injunctions or decrees, in respect of the subject matters addressed in Section 2.12, Section 2.13, Section 2.14, Section 2.15 and Section 2.16.

Section 2.11 Compliance with Laws.

(a) Except as set forth in Schedule 2.11(a), Seller and its Affiliates (including the Transferred Subsidiaries) have conducted and are currently conducting the Business in compliance with all applicable Laws in all material respects (including the United States Foreign Corrupt Practices Act of 1977, the United States Sarbanes-Oxley Act of 2002, all Anti-Bribery Laws, all Anti-Money Laundering Laws, all Economic Sanctions Laws, and all antitrust and competition Laws worldwide, in each case as amended and including the rules and regulations thereunder, but excluding Environmental Laws, which are addressed in Section 2.13; Tax Laws, which are addressed in Section 2.12; Laws regarding intellectual property matters which are addressed in Section 2.14; ERISA and other Laws regarding employee benefit matters which are addressed in Section 2.15; and labor Laws which are addressed in Section 2.16).

(b) All Governmental Authorizations required for Seller, the Transferred Subsidiaries and the JV Entities to conduct the Business as currently conducted or for the ownership and use of the Transferred Assets have been obtained by Seller and are valid and in full force and effect. All fees and charges with respect to such Governmental Authorizations that are required to be paid as of the date hereof have been paid in full as of the date hereof. Schedule 2.11(b) lists all current material Governmental Authorizations issued to Seller or its Affiliates other than the Transferred Subsidiaries that are related to the conduct of the Business as currently conducted or the ownership and use of the Transferred Assets, including (i) the names of such Governmental Authorizations and their respective dates of issuance and expiration and (ii) a list of those which are not Transferred Assets. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Governmental Authorization required to be set forth in Schedule 2.11(b).

Section 2.12 Taxes.

(a) All material Tax Returns that are required to be filed on or before the Closing Date (including valid extensions of time with respect to the filing thereon) by or with respect to the Transferred Subsidiaries and each Tax Group to which one or more Transferred Subsidiary currently belongs, have been or will be, timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all respects.

(b) All material Taxes due with respect to the Transferred Subsidiaries on or before the Closing Date have been or will be timely paid in full when due.

(c) All material Taxes that are required to be collected or withheld on or before the Closing Date by the Transferred Subsidiaries, Seller or any of its Affiliates have been or will be duly collected or withheld on or before the Closing Date and, to the extent payment is due on or before the Closing Date, have been or will be timely remitted to the relevant Taxing Authority.

(d) All deficiencies asserted or assessments made, in either case in writing, as a result of examinations of Tax Returns referred to in Section 2.12(a) for which deficiencies or assessments the statute of limitations remains open have been paid in full or are being contested in good faith.

(e) Except as described in Schedule 2.12(e), no Taxing Authority within the previous three (3) years has audited or examined any Transferred Subsidiaries, and neither Seller, nor any Transferred Subsidiary or other Affiliate has received, with respect to a taxable year still open to audit or assessment by such Taxing Authority, (i) any written notice from any Taxing Authority of any unresolved Tax deficiency or assessment or (ii) an intention to undertake any Tax audit, examination, refund litigation or adjustment in controversy, in each case with respect to any Transferred Subsidiary.

(f) Except as described in Schedule 2.12(f), no waivers or extensions of time have been given by or requested with respect to any filing of a Tax Return that remains unfiled, payment of any Tax that remains unpaid, or any period for audit and examination or assessment and collection of Tax for any taxable period still open to audit or assessment and as to which Tax still could be assessed on a Transferred Subsidiary. No Transferred Subsidiary has granted any currently effective power of attorney with respect to Tax matters.

(g) Except as described in Schedule 2.12(g), no Transferred Subsidiary will be required under applicable Tax Laws, to recognize or include any item of income in or exclude any item of deduction from any Tax period ending after the Closing Date as a result of (i) any installment sale or open transaction concluded on or before the Closing Date, (ii) any change in accounting method, practice or period for a Pre-Closing Period or Straddle Period or (iii) any closing or similar agreement with any Taxing Authority in respect of any Tax period of the Transferred Subsidiaries executed on or before the Closing Date.

(h) Except as described in Schedule 2.12(h) and other than pursuant to Section 4.24, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority to Seller or any of its Affiliates with respect to any Transferred Subsidiary that are binding upon any Transferred Subsidiary (or binding with respect to any Transferred Asset of the Business) after the Closing Date.

(i) Except as disclosed on Schedule 2.12(i), no Transferred Subsidiary has, since January 1, 2007, been a member of any Tax Group, other than a Tax Group of which Seller, a Subsidiary of Seller, or a Transferred Subsidiary is the head. No Transferred Subsidiary is bound by any Tax sharing agreement, indemnity obligation or similar contract, and no Transferred Subsidiary will be bound by any such contract after the Closing Date. No Transferred Subsidiary is liable for the Tax of another Person (except another Transferred Subsidiary) under Section 1.1502-6 of the Treasury Regulations or similar provisions of applicable Tax Law, or as a transferee or successor under applicable Law.

(j) None of the Transferred Subsidiaries has participated in, or is currently participating in any transaction which was or is a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or non-U.S. Tax Law.

(k) Other than the transactions contemplated by this Agreement and except as disclosed in the Data Room (with specific reference to transfer pricing matters), no transaction of or arrangement made by any Transferred Subsidiary with Seller or its Affiliates (including the Transferred Subsidiaries) or with any other related person, to the Knowledge of Seller, will result in adjustment under Section 482 of the Code (or similar provisions of state, local or foreign Tax Law) after the Closing Date, and adequate documentation and records as required by such Tax Law have been maintained.

(l) Except as disclosed on Schedule 2.12(l), no Transferred Subsidiary has earned any income described in Sections 512(b)(17)(A) or 953 of the Code.

Section 2.13 Environmental Matters.

(a) Except as disclosed in Schedule 2.13:

(i) To the Knowledge of Seller, Seller and its Affiliates (including the Transferred Subsidiaries) are, and since January 1, 2010 have been, operating the Business in material compliance with all applicable Environmental Laws and Environmental Permits;

(ii) No Owned Real Property, Leased Real Property, or Off-Site Disposal Location (including soils, groundwater, surface water, buildings or other structures) has since January 1, 2010 or, to Seller’s Knowledge, prior to such date been the subject of any written notice, order, demand, authority investigation, legal proceeding or claim received by Seller or its Affiliates (including the Transferred Subsidiaries) from any Government Entity or third party on or prior to the Closing indicating that such Owned Real Property, Leased Real Property or Off-Site Disposal Location is required to be investigated, monitored, cleaned up or remediated by Seller or any Transferred Subsidiary under any Environmental Law and neither Seller or its Affiliates (including the Transferred Subsidiaries) are conducting or funding any investigation, cleanup, removal, remediation, monitoring or corrective action with respect to Hazardous Substances in the environment arising out of the operation of the Business;

(iii) None of the Transferred Subsidiaries, nor Seller or any of its Affiliates in respect of the Business has (A) since January 1, 2010 or, to Seller’s Knowledge, prior to such date received any written notice or any demand, letter, claim, complaint or request for information from any Government Entity or third party on or prior to the Closing indicating that it may be subject to material Liability under any Environmental Permit or Environmental Law including, for the avoidance of doubt, obligations to investigate, cleanup or remediate property, and (B) since January 1, 2010 received any written notice or any demand, letter, claim, complaint or request for information from any Government Entity or third party on or prior to the Closing indicating that it may be in material noncompliance with any Environmental Permit or Environmental Law;

(iv) None of the Transferred Subsidiaries, Seller or any of its Affiliates in respect of the Business, is subject to any outstanding order, decree, complaint, demand, proceedings, or injunction with any Government Entity or third party or any agreement with any Government Entity with respect to any Liability under, or violation of, any Environmental Permit or Environmental Law in effect as of the date of this Agreement that would reasonably be expected to give rise to any material liability to the Business or any of the Transferred Subsidiaries;

(v) The Business (as conducted by Seller and its Affiliates) and the Transferred Subsidiaries possess all material Environmental Permits necessary for the present conduct of their businesses, all being in full force and effect except where renewal, modification or transfer has been applied for in a timely manner;

(vi) Since January 1, 2010, neither Seller nor its Affiliates (including the Transferred Subsidiaries) have received any claim or indemnity tender alleging a contractual obligation to defend, indemnify or otherwise hold harmless or protect a third party for violations of or Liabilities under applicable Environmental Laws that are not Retained Liabilities or Excluded Liabilities;

(vii) To the Knowledge of Seller, no real properties or facilities were formerly used by Seller, its Affiliates (including the Transferred Subsidiaries), Cyanamid, and/or any of their corporate predecessors for production, manufacturing, research and development, laboratory activities, and/or on-site disposal of Hazardous Substances used in connection with the Business, except for Owned Real Property, Leased Real Property, and real properties and/or facilities in Bogota, Colombia, Suzano, Brazil, Dijon, France, San Fernando, Spain, La Llagosta, Spain, Mumbai, India, Stamford, Connecticut, and Pampa, Texas; and

(viii) Seller has provided Buyer with access to all material environmental reports, studies and assessments in its possession prepared since January 1, 2010 concerning the Business or the Transferred Subsidiaries.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 2.13 are the only representations and warranties in this Agreement with respect to environmental matters.

Section 2.14 Intellectual Property.

(a) Schedule 2.14(a) sets forth a true and complete list of:

(i) each Registered Trademark, Registered Patent and Registered Copyright included within the Owned Intellectual Property Rights, specifying for each, as applicable, its title or subject matter, application or registration number, filing date, issue date, owner and owner of record, where applicable; and

(ii) each material Intellectual Property Contract (identifying for each its title, the parties, its date and subject matter).

(b) Unless otherwise listed in Schedule 2.14(b), to the Knowledge of Seller, all Registered Owned Intellectual Property Rights are subsisting and are not subject to any outstanding order, judgment or decree concerning the ownership, validity, registrability or enforceability of such Intellectual Property Rights. The Owned Intellectual Property Rights and the rights under the Intellectual Property Contracts, when taken together with (a) the Intellectual Property Rights obtainable or to be made available or granted to Buyer and its Affiliates under the Ancillary Agreements, and (b) the Intellectual Property Rights contained in the Shared Contracts and Excluded Contracts, comprise all of the Intellectual Property Rights owned or used (or held for use) by Seller or any of its Affiliates that are required to operate the Business as currently conducted immediately following the Closing.

(c) Unless otherwise listed in Schedule 2.14(c), Seller and its Affiliates (including the Transferred Subsidiaries) exclusively own all right, title and interest in and to the Owned Intellectual Property Rights, free of all Encumbrances (except Permitted Encumbrances, non-exclusive licenses or other non-exclusive rights granted in the ordinary course of business).

(d) To the Knowledge of Seller, as of the date of this Agreement, the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate the

Intellectual Property Rights of any third party. There is no material judicial, administrative or arbitral action, suit, hearing, inquiry, investigation or other proceeding (public or private) before any Government Entity pending as of the date of this Agreement or, to the Knowledge of Seller, threatened in writing as of the date of this Agreement, against Seller or its Affiliates (including the Transferred Subsidiaries), alleging that the conduct of the Business as currently conducted by Seller and its Affiliates infringes, misappropriates or violates any Intellectual Property Rights of any third party.

(e) To the Knowledge of Seller, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property Rights.

(f) Seller and its Affiliates have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of the respective Trade Secrets included within the Owned Intellectual Property Rights.

(g) Notwithstanding any other representations and warranties in this Agreement the representations and warranties in this Section 2.14 and Section 2.17 (solely with respect to Intellectual Property Contracts) are the only representations and warranties in this Agreement with respect to Intellectual Property Rights, including the infringement or sufficiency thereof.

(h) To the Knowledge of Seller, all of the employees and consultants of Seller and its Affiliates who contributed to the creation or development of any of the Intellectual Property Rights used in the conduct of the Business by Seller and its Affiliates (including the Transferred Subsidiaries) did so either: (i) within the scope of employment such that, in accordance with applicable Law, all Intellectual Property Rights arising therefrom became the exclusive property of Seller or one of its Affiliates, or (ii) pursuant to written agreements assigning all Intellectual Property Rights arising therefrom to Seller or one of its Affiliates, in each case, other than where the Intellectual Property Rights created or developed would not be reasonably likely, individually or in the aggregate, to be material to the Business.

Section 2.15 Employee Benefits.

(a) Except for the employees listed on Schedule 2.15(a) (each, an “Asset Transfer Employee”), as of the Closing, (i) all current employees of Seller and its Affiliates who have devoted more than fifty percent (50%) of their working hours to the Business since April 1, 2012 will be employed by a Transferred Subsidiary (such employees, together with the Asset Transfer Employees, the “Business Designated Employees”) and (ii) no current employees of Seller and its Affiliates who have devoted less than fifty percent (50%) of their working hours to the Business since April 1, 2012 will be employed by a Transferred Subsidiary.

(b) Schedule 2.15(b)(i) sets forth a complete list of all material written Non-U.S. Benefit Plans and Schedule 2.15(b)(ii) sets forth a complete list of all material written U.S. Benefit Plans, and each such plan that is sponsored by a Transferred Subsidiary has been separately identified (each, a “Transferred Subsidiary Plan”).

(c) Seller has provided or made available to Buyer true and complete copies of all material written Non-U.S. Benefit Plans and any related trust agreements or other funding documents and a summary of the material terms of any material unwritten Benefit Plan.

(d) Non-U.S. Benefit Plans.

(i) Since January 1, 2010, all benefit and compensation plans, contracts, policies, agreements or arrangements (other than U.S. Benefit Plans and plans, contracts, policies, agreements or arrangements operated by any Government Entity) (A) maintained by a Transferred Subsidiary or Seller or any of its Affiliates (other than a Transferred Subsidiary) for the benefit of Business Designated Employees or current or former employees or directors of a Transferred Subsidiary, (B) in respect of which any Transferred Subsidiary or, in relation to the Business Designated Employees, Seller or any of its other Affiliates has contributed or (C) in respect of which any Transferred Subsidiary has any liability (whether actual or contingent), including, but not limited to, plans providing benefits on retirement, early retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, or any deferred or incentive compensation, welfare, healthcare, medical, stock or stock-related award plans, including, without limitation, individual pension commitments, “jubilee” pension benefits and retirement and termination indemnity arrangements (such plans, contracts, agreements, policies and arrangements hereinafter being referred to as “Non-U.S. Benefit Plans”) have been administered in all material respects in accordance with their terms and are in material compliance with applicable Laws and contracts. All required filings for all Non-U.S. Benefit Plans have been made on time and with the appropriate Government Entity, except for any failures to timely file that, individually and in the aggregate, would not reasonably be likely to have a Material Adverse Effect. As of the date hereof, there is no pending, or, to the Knowledge of Seller, threatened in writing, material litigation relating to Non-U.S. Benefit Plans.

(ii) The Transferred Subsidiaries and, with respect to the Business Designated Employees, Seller and its other Affiliates (A) are in material compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, occupational health, safety, wages and hours, data protection and privacy, (B) have withheld all amounts required by applicable Laws, collective bargaining agreements or the Non-U.S. Benefit Plans to be withheld from the wages, salaries or other payments to the Business Designated Employees and current or former employees or directors of the Transferred Subsidiaries, (C) in respect of the Business Designated Employees and current or former employees or directors of the Transferred Subsidiaries, are not liable for any arrears, wages, Taxes or any penalty for failure to comply with the foregoing and (D) are not liable for any payment to any trust or other fund or to any Government Entity with respect to unemployment compensation benefits, workers’ compensation, social security or other benefits for Business Designated Employees or current or former employees or directors of the Transferred Subsidiaries for any amounts other than payments not yet due, in each case under any applicable provisions of Non-U.S. Benefit Plans and any applicable Laws.

(iii) All material contributions that the Transferred Subsidiaries (or in relation to the Business Designated Employees, Seller or any other Affiliate of Seller) are required to make to any Non-U.S. Benefit Plan and to any statutory pension plan or statutory social security authority have been fully and timely paid when due.

(iv) Except as described in Schedule 2.15(d)(iv), the German defined benefits pension plans “Ordnung der betrieblichen Altersversorgung” and “Ordnung der betrieblichen Zusatzversorgung” both dated November 29, 2005 have been effectively closed as of March 31, 2012 for newly hired employees.

(e) U.S. Benefit Plans.

(i) True and complete copies of all benefit and compensation plans, contracts, policies, agreements (including but not limited to employment, non-competition, and non-solicitation agreements) or arrangements (A) maintained by Seller, a Transferred Subsidiary or any ERISA Affiliate (as defined below), (B) in respect of which Seller, a Transferred Subsidiary or any ERISA Affiliate has contributed or (C) in respect of which Seller, a Transferred Subsidiary or any ERISA Affiliate, has any liability (whether actual or contingent), in each case benefiting the Asset Transfer Employees, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans (the “U.S. Benefit Plans”), have been provided or made available to Buyer, to the extent any such U.S. Benefit Plan is in writing, and any related trust instruments, insurance contracts and all amendments thereto have been provided or made available to Buyer. A written description of each U.S. Benefit Plan that is not in writing has been provided or made available to Buyer. Each U.S. Benefit Plan that has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on an opinion or advisory letter has been separately identified on Schedule 2.15(e)(i).

(ii) All U.S. Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), are in compliance with ERISA, the Code and other applicable Laws, except for any failures to comply that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. Each U.S. Benefit Plan subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “U.S. Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and Seller has no Knowledge of any circumstances likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code. Neither Seller nor any of its ERISA Affiliates has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, is reasonably likely to subject any Transferred Subsidiary or, following the Closing, Buyer or any of its Affiliates or related entities under Section 414 of the Code, to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that is reasonably likely to be material.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Seller or any of its ERISA Affiliates with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Seller and its affiliates under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), other than any such liability that, individually or in the aggregate, has not and would not reasonably be expected to result in the incurrence of any material liability by any Transferred Subsidiary or, following the Closing, Buyer or any of its Affiliates or related entities under Section 414 of the Code. Seller and its ERISA Affiliates have not incurred and do not reasonably expect to incur any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), other than any such liability that, individually or in the aggregate, has not and would not reasonably be expected to result in the incurrence of any material liability by any Transferred Subsidiary or, following the Closing, Buyer or any of its Affiliates or related entities under Section 414 of the Code.

(iv) All material contributions required to be made by the Transferred Subsidiaries and, with respect to the Business Designated Employees, Seller and its ERISA Affiliates, under each U.S. Benefit Plan, as of the date hereof, have been timely made. Neither any U.S. Pension Plan nor any single-employer plan of Seller or any ERISA Affiliate has failed to satisfy the “minimum funding standard” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Seller nor any ERISA Affiliate has an outstanding funding waiver.

(v) No actions, suits, disputes or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Seller, threatened in writing, with respect to any U.S. Benefit Plan. No audits, inquiries, reviews, proceedings, claims or demands are pending with any Government Entity with respect to any U.S. Benefit Plan. There are no facts which could reasonably be expected to give rise to any Liability in the event of any such investigation, claim, action, suit, audit, review or other proceeding.

(f) Except as described in Schedule 2.15(f), or with respect to Non-U.S. Benefit Plans as may be required under the Laws of a Government Entity that is not a U.S. entity, or contemplated by this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby will not alone or together with a related event (i) entitle any of the Business Designated Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) other than as expressly provided in this Agreement, accelerate the time of payment or vesting, or require any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or increase by a material amount the amount payable under, any of the Benefit Plans in respect of any Transferred Employee or (iii) result in payments under any of the U.S. Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

Section 2.16 Labor and Employment.

(a) Except as described in Schedule 2.16(a), neither Seller nor any of its Affiliates is a party to or bound by any material labor agreements, union contracts, collective bargaining agreements, works agreements, social plans and other collective bargaining agreements with employee representative bodies in respect of the Business Designated Employees.

(b) Except as described in Schedule 2.16(b), the Transferred Subsidiaries and, with respect to the Business Designated Employees, Seller and its other Affiliates are in material compliance with all employment-related Laws and all labor Laws applicable to the Business and the Business Designated Employees, and have not within the past three (3) year period immediately preceding the date of this Agreement, engaged in any unfair labor practices or similar prohibited practices with respect to Business Designated Employees. Seller and its Affiliates have not, within the ninety (90) day period prior to the date of this Agreement, caused an “employment loss” within the meaning of the federal WARN Act or any similar state plant closing or mass layoff statute.

(c) Except as described in Schedule 2.16(c), there is no pending, or, to the Knowledge of Seller, threatened, strike, walkout or other work stoppage or any union organizing effort by any of the Business Designated Employees, nor has there been, to the Knowledge of Seller, any such action within the two (2) year period immediately preceding the date of this Agreement. Except as described in Schedule 2.16(c) and Schedule 2.10(a), there are no pending or, to the Knowledge of Seller, threatened in writing, civil or administrative actions, suits, hearings, arbitrations, investigations or other civil proceedings of a material nature, by or against Seller and/or its Affiliates with respect to the Business Designated Employees, and no such matter has occurred within the two (2) year period immediately preceding the date of this Agreement. Neither Seller nor any of its Affiliates are subject to any consent decree, injunction or other form of court order relating to any practice relating to labor, employment, civil rights, discrimination, affirmative action or wage and hour issues with respect to the Business Designated Employees.

(d) Except as described in Schedule 2.16(d), there are, and within the six-month period immediately preceding the date of this Agreement there have been, no material unfair labor practice charges or complaints pending, or, to the Knowledge of Seller, threatened in writing, by or against Seller or any of its Affiliates (in respect of the Business) or any of the Transferred Subsidiaries, in each case with respect to the Business Designated Employees prior to Closing.

Section 2.17 Contracts.

(a) Schedule 2.17(a) sets forth a complete and correct list, as of the date of this Agreement, of each of the Contracts (excluding the Excluded Assets) that:

(i) is not terminable by Seller or any other party thereto without payment or penalty on ninety (90) days’ or less notice;

(ii) involves aggregate consideration (whether in cash or in the value of goods and/or services) to be paid or received by Seller or any other party thereto in excess of $1,000,000 per year;

(iii) evidences indebtedness (including guarantees) or creates an Encumbrance;

(iv) is a stock purchase agreement, asset purchase agreement or other acquisition or divestiture agreement entered into in the past ten (10) years (or earlier, if Contract obligations thereunder are surviving), including any agreement or letters of intent relating to the acquisition, sale, lease or disposal of any of the Transferred Assets or assets of the Transferred Subsidiaries;

(v) is a Contract with a Government Entity;

(vi) is a material Intellectual Property Contract;

(vii) is a settlement agreement in respect of any (A) material litigation, action or proceeding involving a claim for money damages and (B) any other litigation, action or proceeding;

(viii) limits Seller’s or any of its Affiliates’ business authority, limits the freedom of Seller or any of its Affiliates from engaging in any line of business or competing with any Person, restricts the Business from soliciting or hiring employees or restricts any Person from, with respect to the Business, taking any corporate action or entering into any material transaction without the approval of a third party;

(ix) is a joint venture, partnership or similar agreement involving a sharing of profits or expenses;

(x) is an agreement relating to the equity interests of any Transferred Subsidiary or relating to the equity of the JV Entities (if not disclosed pursuant to (viii) above);

(xi) is a material power of attorney or similar agreement that is reasonably likely to be in effect after the Closing;

(xii) is a material agreement that relates to the information technology and communications systems used in relation to the Business and that would, if the Closing occurred on the date of this Agreement, be included in the Transferred Assets;

(xiii) is between or among Seller and its Affiliates (other than the Transferred Subsidiaries or the JV Entities) on the one hand and any Transferred Subsidiary or JV Entity on the other hand (for the avoidance of doubt other than any of the Transition Services Agreement, the Intellectual Property Agreement and the Property Separation Agreements) (an “Affiliate Contract”);

(xiv) is a real property lease, an option for real property or a material written easement over real property the existence of which would not be reasonably expected to adversely affect the operations of the Business as conducted as of the date of this Agreement; or

(xv) is a Contract that if terminated or not renewed (or otherwise not in effect) would, or would reasonably be expected to, result in a Material Adverse Effect.

Each of the Contracts required to be set forth on Schedule 2.17(a) is herein referred to as a “Material Contract.”

(b) Seller has made available to Buyer complete and correct copies of all written Material Contracts.

(c) Assuming the due authorization, execution and delivery by each party thereto (other than Seller and its Affiliates), each Material Contract, and for purposes of this clause (c) insofar as it relates to Section 5.2(a), each Contract entered into after the date hereof, which, if entered into prior to the date hereof would be required to be set forth on Schedule 2.17(a), is in full force and effect and is enforceable against each party thereto in accordance with the express terms thereof, except, in each case, as, individually and in the aggregate, would not be material to the Business. There does not exist under any Material Contract, and for purposes of this clause (c), under any Contract entered into after the date hereof, which, if entered into prior to the date hereof would be required to be set forth on Schedule 2.17(a), any violation, breach or event of default, on the part of Seller or any of its Affiliates or, as of the date of this Agreement, to the Knowledge of Seller, any other party thereto, except as described in Schedule 2.17(c) and except for such violations, breaches, events or conditions that, individually and in the aggregate, (i) would not have a material impact on the Business or (ii) have not and will not materially impair the ability of Seller or any of its Affiliates or Buyer to perform their respective obligations under this Agreement or any Ancillary Agreement.

Section 2.18 Sufficiency of Assets. Except as described in Schedule 2.18(a), the Transferred Assets and assets of the Transferred Subsidiaries, when taken together with (a) the rights and services under the Ancillary Agreements, (b) any items that are provided to SunGard prior to the Closing Date and accessible to Buyer in accordance with the Contract(s) with SunGard and (c) the categories of Excluded Assets identified on Schedule 2.18(c), are sufficient (except with respect to Intellectual Property Rights) in all material respects to carry out the Business as conducted by Seller and its Subsidiaries as of the date of this Agreement. For the avoidance of doubt, and notwithstanding the foregoing, Seller makes no representation or warranty in this Section 2.18 with respect to sufficiency of Intellectual Property Rights.

Section 2.19 Title to Tangible Personal Property. At the Closing, Seller and its Affiliates (other than the Transferred Subsidiaries) will transfer to Buyer or its Affiliates title to the tangible personal property they own or lease that is included in the Transferred Assets, free and clear of all Encumbrances, except Permitted Encumbrances. The Transferred Subsidiaries have title to the tangible personal property they own or lease, free and clear of all Encumbrances, except Permitted Encumbrances.

Section 2.20 Real Property. Seller, its Affiliates or the Transferred Subsidiaries have good and marketable title to the real property listed on Schedule 2.20(a) free and clear of all Encumbrances other than Permitted Encumbrances, all of which real property is owned by Seller, its Affiliates or the Transferred Subsidiaries (the “Owned Real Property”). Seller, its Affiliates or the Transferred Subsidiaries have valid and subsisting leasehold interests in the real property listed on Schedule 2.20(b) (the “Leased Real Property”). The Owned Real Property and the Leased Real Property are not subject to any Encumbrances, other than Permitted Encumbrances, or to any right or option of any other Person to purchase, lease, sublease or license an interest in such property, other than Permitted Encumbrances, and no Person (other than the Transferred Subsidiaries) has any right to use, occupy, possess or lease any of the Owned Real Property or the Leased Real Property. Except to the extent that the same would not materially adversely affect Buyer’s ability to conduct the operations that are currently being conducted on such real property and except as described in Schedule 2.20(c), each facility (including all buildings, structures and improvements) located on the Owned Real Property or the Leased Real Property (other than any Excluded Asset) is suitable for its current use, operation and occupancy. For the avoidance of doubt, nothing in this representation is intended to address any environmental, tax, intellectual property, employee benefit or labor matters.

Section 2.21 Proceedings Related to Real Property. Except to the extent that the same would not have a material impact on the Business or as described in Schedule 2.21, neither the whole nor any portion of the Owned Real Property or the Leased Real Property has been condemned, appropriated, requisitioned or otherwise taken by any Person, and no notice of any such condemnation, appropriation, requisition or taking has been received by Seller and to the Knowledge of Seller no such condemnation, appropriation, requisition, or taking is threatened. As of the date of this Agreement, there are no pending actions, suits, proceedings, condemnation actions or investigations, or eminent domain or like proceedings to which Seller is a party before any Government Entity with respect to the Owned Real Property and the Leased Real Property, and to the Knowledge of Seller there are no actions, suits, proceedings, condemnation actions or investigations, or eminent domain or like proceedings threatened relating to the Owned Real Property or the Leased Real Property.

Section 2.22 Insurance. Schedule 2.22(a) lists all material insurance policies to which the Transferred Subsidiaries are parties (collectively, together with any renewals thereof, the “Transferred Insurance Policies”). Schedule 2.22(b) lists all material policies to which Seller and its Affiliates (other than the Transferred Subsidiaries) are parties as of the date of this Agreement, which policies provide occurrence-based coverage (or otherwise provide coverage for the period prior to Closing) for the properties, assets, employees, directors and operations of the Business (such policies, together with the Transferred Insurance Policies, the “Business Insurance Policies”). As of the date of this Agreement, except as set forth on

Schedule 2.22(c), there are no claims related to the Business pending under any such Business Insurance Policies in excess of $250,000 per claim. As of the date of this Agreement, neither Seller nor any of its Affiliates has received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under any of the Business Insurance Policies. All of the Business Insurance Policies are (i) valid and binding and in full force and effect and all premiums due thereunder have been paid when due and (ii) of the type and in such amounts, with such deductibles and insuring against such risks and losses, as are commercially reasonable for the Business. All notices for claims since January 1, 2011 under the Business Insurance Policies have been made within the time periods provided therein so as not to preclude the ability to make a claim thereunder after the Closing.

Section 2.23 Restructuring Transactions. Set forth in Schedule 2.23 is a description of material actions taken, in each relevant country, by Seller and its Affiliates with respect to the Business, the Transferred Subsidiaries or the JV Entities from and after January 1, 2012 and prior to the date hereof for the purpose of authorizing, agreeing to or undertaking the consolidation, restructuring or reorganization of the Business and the Transferred Subsidiaries (collectively, the “Pre-Signing Restructuring Transactions”).

Section 2.24 Finders’ Fees. Except for J.P. Morgan Securities LLC, whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated hereby, by the Ancillary Agreements or by the Restructuring Agreements, in any case, based on arrangements made by or on behalf of Seller or its Affiliates.

Section 2.25 Transactions with Affiliates. Except as set forth in Schedule 2.25: (a) the Affiliate Contracts are on terms that are, in all material respects, no less favorable to the Business than would have been available at the time entered into in a transaction with an unaffiliated third party on arm’s-length terms; and (b) except pursuant to the Transition Services Agreement, the Intellectual Property Agreement and the Property Separation Agreements: (i) none of the Affiliate Contracts will continue in effect following the Closing and (ii) following the Closing, neither Seller nor any of its Affiliates (other than the Transferred Subsidiaries or the JV Entities) will have any direct or indirect interest in any property (real or personal, tangible or intangible) of the Business or any Transferred Subsidiary or JV Entity or otherwise be involved in any business arrangement or relationship with the Business or any Transferred Subsidiaries.

Section 2.26 No Other Buyer Representations or Warranties. Except for the specific representations and warranties contained in Article III or in any Ancillary Agreement: (a) Seller hereby acknowledges and agrees that neither Buyer nor any of its Affiliates or any other Buyer Representatives, nor any of their respective stockholders, Affiliates or other representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Buyer in respect of the transactions contemplated hereby or by any Ancillary Agreement or Restructuring Agreement; and (b) Seller hereby acknowledges that neither Buyer nor any of its Affiliates nor any other Buyer Representative, nor any of their respective stockholders, Affiliates or other representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Seller or any other Person resulting from the delivery, dissemination or any other distribution to Seller or any other Person, or the use by Seller or any other Person, of any information provided or made available to them by Buyer or any of its Affiliates or any other Buyer Representative, or any of their respective stockholders, Affiliates or other representatives, or any other Person, including any information, documents, estimates, projections, forecasts, forward-looking information, business plans or other material provided or made available to Seller or any other Person in anticipation or contemplation of any of the transactions contemplated by this Agreement or any Ancillary Agreement or Restructuring Agreement. Notwithstanding the foregoing, neither this Section 2.26, nor the scope of the representations and warranties set forth in Article III of this Agreement, nor the absence of any representation or warranty from Article III of this Agreement, shall (or shall be deemed to) limit, modify or otherwise affect, any claim or lack of action based on fraud or intentional misrepresentation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule delivered by Buyer to Seller as of the date of this Agreement (the “Buyer Disclosure Schedules”) (it being agreed that (i) disclosure of any matter in any section or subsection of the Buyer Disclosure Schedules shall be deemed to have been disclosed with respect to any section or subsection of this Agreement to which the relevance of such matter is reasonably apparent on the face thereof and (ii) the inclusion of an item in the Buyer Disclosure Schedules as an exception to a representation or warranty will not by itself be deemed an admission by Buyer that such item is material or was required to be disclosed therein), Buyer hereby represents and warrants to Seller, and (with respect to Section 3.1 and Section 3.2) GmbH Buyer hereby represents and warrants to Seller, as of the date hereof and, in respect of the Buyer Repeated Representations, as of the Closing Date, as follows:

Section 3.1 Organization and Qualification. Each of Buyer and GmbH Buyer is a société en commandite par actions and a Gesellschaft mit beschränkter Haftung, respectively, duly organized, validly existing and in good standing under the Laws of Luxembourg and Germany, respectively, and has all requisite corporate power and authority to own, lease and operate its assets and to carry on its business as currently conducted, and is duly qualified to do business and, if applicable, in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate with other such failures, materially interfere with the continued operation of Buyer’s or GmbH Buyer’s business or its ability to consummate the transactions contemplated by this Agreement.

Section 3.2 Corporate Authorization. Each of Buyer and GmbH Buyer has full corporate or similar power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer and GmbH Buyer of this Agreement and each of the Ancillary Agreements to which it is or will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, has been duly and validly authorized, and no additional corporate or stockholder authorization or consent is or at the Closing will be required in connection with the execution, delivery and performance by Buyer and GmbH Buyer of this Agreement or such Ancillary Agreement. Each Affiliate of Buyer has, or prior to the Closing will have, full corporate power and authority to execute and deliver each Ancillary Agreement or other document or agreement to be delivered at or prior to the Closing to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by each Affiliate of Buyer of each Ancillary Agreement or other document or agreement to be delivered at or prior to the Closing to which it is or will be a party, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby has been or at the Closing will have been duly and validly authorized, and no additional corporate or stockholder authorization or consent is or at the Closing will be required in connection with the execution, delivery and performance by any Affiliate of Buyer of the Ancillary Agreements or other documents or agreements to which such Affiliate is or will be a party or signatory.

Section 3.3 Consents and Approvals. Other than filings, notices and/or approvals (i) under the HSR Act, the EU Merger Regulation and the Exchange Act, (ii) in connection with the Other Antitrust Approvals and Other Antitrust Filings and (iii) required to be made with the New York Stock Exchange, Inc., and except as described in Schedule 3.3, no consent, approval, waiver, clearance, authorization, notice, filing or submission was or is required to be obtained by Buyer or any of its Affiliates from, or to be given by Buyer or any of its Affiliates to, or made by Buyer or any of its Affiliates with, any Government Entity or Self-Regulatory Organization, in connection with the execution, delivery and performance by Buyer or any of its Affiliates of this Agreement and the Ancillary Agreements, except where the failure to obtain any such consent, approval, waiver, clearance or authorization or provide any such notice, filing or submission would not reasonably be likely, individually or in the aggregate with other such failures, to be material.

Section 3.4 Non-Contravention. The execution, delivery and performance by Buyer and its Affiliates of this Agreement, and the consummation of the transactions contemplated hereby and thereby, did not, do not and will not (a) violate any provision of the organizational documents of Buyer or any of its Affiliates, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer or any of its Affiliates under, or result in a loss of any benefit to which Buyer or any of its Affiliates is entitled under, or give rise to any requirement to provide any notice in respect of any matter under, any material contract or (c) assuming the receipt of all consents, approvals, waivers, clearances and authorizations and the making of notices, filings and submissions described in Section 3.3 or in Schedule 3.3 or required to be made or obtained prior to the Closing by Seller or its Affiliates, violate or result in a breach of or constitute a default under any Law or any Governmental Authorization to which Buyer or any of its Affiliates is subject, except where such violation, breach or default would not reasonably be likely to materially interfere with the Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 3.5 Binding Effect. This Agreement, assuming the due authorization, execution and delivery by Seller, constitutes a valid and legally binding obligation of Buyer enforceable against Buyer in accordance with its terms, and, when executed by Buyer or its Affiliates, each of the Ancillary Agreements, assuming the due authorization, execution and delivery by Seller or its Affiliates, will constitute a valid and legally binding obligation of Buyer and each of its Affiliates party thereto, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject to general equity principles.

Section 3.6 Litigation and Claims.

(a) (a) As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, hearings, arbitrations, investigations or other similar proceedings or any citations, summons or subpoena of any nature pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates other than those that would not be reasonably likely, individually or in the aggregate with other such matters, to impair or delay the ability of Buyer to effect the Closing.

(b) As of the date of this Agreement, Buyer is not subject to any outstanding order, writ, judgment, award, injunction or decree of any Government Entity or Self-Regulatory Organization of competent jurisdiction or any arbitrator or arbitrators other than those that would not be reasonably likely, individually or in the aggregate with other such matters, to impair or delay the ability of Buyer to effect the Closing.

Section 3.7 Financing. A true, complete and correct copy of the commitment letter, dated October 8, 2012, from Deutsche Bank Trust Company Americas, Deutsche Bank Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., on the one hand, to Buyer, on the other hand (collectively, the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of, among other things, financing the transactions contemplated by this Agreement and related fees and expenses and the repayment of any items of indebtedness for borrowed money that are an Assumed Liability or indebtedness for borrowed money of a Transferred Subsidiary to the extent it is contemplated by this Agreement that such Indebtedness will be refinanced by Buyer on the Closing Date (the “Debt Financing”), and true, complete and correct copies of the commitment letter, dated October 8, 2012, from the Guarantors to Buyer (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest in Buyer the cash amounts set forth therein, and of which Seller is an express third party beneficiary (the “Equity Financing” and together with the Debt Financing, the “Financing”), have been provided to Seller substantially in the form previously reviewed by Seller concurrently with the execution of this Agreement. None of the Financing Commitments has been amended or modified prior to the execution of this Agreement, no such amendment or modification is contemplated as of the date hereof (other than joinder documentation relating to the appointment of additional agents, co-agents, arrangers, bookrunners, managers or other roles in respect of the Financing Commitments or modifications thereto to implement the flex provisions set forth in the Fee Letter (as defined below)) and the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. Except for any fee letters (the “Fee Letters”) relating to fees with respect to the Debt Financing (a complete copy of which has been provided to Seller, except for redactions solely in respect of (A) the amounts, percentages and basis points of compensation set forth therein and (B) the pricing and other terms of the Flex and Securities Demand provisions (each as defined in the Fee Letters) (provided that such redactions of other terms are not of terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing available to pay the Required Amounts (as defined below) on the Closing Date, except to the extent a reduction from such Financing Source would be offset by an increase in the Debt Financing or other funding being made available by such Financing Source) and any engagement letter and fee credit letters relating to the issuance of senior notes contemplated by the Debt Financing Commitments, as of the execution of this Agreement there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Commitments. Buyer has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are required to be paid pursuant to the terms of the Financing Commitments on or prior to the date hereof, and the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Buyer and, to the Knowledge of Buyer, each of the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights generally and subject to general equitable principles (whether considered in a proceeding in equity or at Law). There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. Assuming the satisfaction of the conditions set forth in Sections 5.1 and 5.2, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other party thereto under any of the Financing Commitments. Assuming the satisfaction of the conditions set forth in Sections 5.1 and 5.2, Buyer has no reason to believe that the Financing will not be available at the Closing or that any other condition to the Closing will not be satisfied. Assuming (x) the satisfaction of the conditions set forth in Sections 5.1 and 5.2, and (y) that the Financing is funded in accordance with the Financing Commitments (assuming full exercise of any flex provisions in the Fee Letters), Buyer will have as of the Closing Date funds sufficient to pay the following amounts at Closing (the “Required Amounts”): (A) the Purchase Price pursuant to Section 1.5 (including any Purchase Price adjustments thereto in accordance with this Agreement) and (B) all fees, expenses and other amounts required to be paid by Buyer in connection with this Agreement and the Financing on the Closing Date.

Section 3.8 Solvency. Assuming the accuracy in all material respects of the representations and warranties of Seller set forth in Article II and the satisfaction of the conditions set forth in Sections 5.1 and 5.2 and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Required Amounts, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, Buyer will be Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the sum of the debt (including contingent liabilities) of such Person does not exceed the fair value of the present assets of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of such Person on its debts as they become absolute and matured; (c) the capital of such Person is not unreasonably small in relation to the business of such Person, contemplated as of the date hereof; and (d) such Person does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debts as they mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 3.9 Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to Seller the duly executed Guarantee. The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of each of the Guarantors. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of either Guarantor under the Guarantee.

Section 3.10 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Buyer in connection with the transactions contemplated hereby except those to be paid by Buyer or its Affiliates.

Section 3.11 No Other Seller Representations or Warranties. Except for the specific representations and warranties contained in Article II or in any Ancillary Agreement or any Restructuring Agreement: (a) Buyer hereby acknowledges and agrees that neither Seller nor any of its Subsidiaries, nor any of their respective stockholders, Affiliates or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Seller or any of its Subsidiaries or their respective business or operations, including with respect to any information, documents, estimates, projections, forecasts, forward-looking statements, business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans) or other material provided or made available to Buyer or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement; (b) Buyer hereby acknowledges that there are uncertainties inherent in attempting to make estimates, projections, forecasts and other forward-looking statements, as well as business plans, with which Buyer is familiar, and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans); and (c) Buyer hereby acknowledges that neither Seller nor any of its Subsidiaries, nor any of their respective stockholders, Affiliates or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the delivery, dissemination or any other distribution to Buyer or any other Person, or the use by Buyer or any other Person, of any such information provided or made available to them by Seller or any of its Subsidiaries, or any of their respective stockholders, Affiliates or representatives, or any other Person, including any information, documents, estimates, projections, forecasts, forward-looking information, business plans or other material provided or made available to Buyer or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement, any Ancillary Agreement or any Restructuring Agreement. Notwithstanding the foregoing, neither this Section 3.11, nor the scope of the representations and warranties set forth in Article II of this Agreement, nor the absence of any representation or warranty from Article II of this Agreement, shall (or shall be deemed to) limit, modify or otherwise affect, any claim or lack of action based on fraud or intentional misrepresentation.

ARTICLE IV

COVENANTS

Section 4.1 Access and Information.

(a) From the date of this Agreement until the Closing, subject to applicable Law, Seller shall, and shall cause each of its Subsidiaries to, (i) afford Buyer and its representatives access (including representatives of entities providing or arranging financing for Buyer), during regular business hours and upon reasonable advance notice, to the Business Designated Employees, other employees of Seller and its Affiliates who perform functions on behalf of or provide services to the Business, and the assets, books, properties, systems and records of Seller and its Affiliates related to the Business, the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions and (ii) furnish, or cause to be furnished, to Buyer any financial and operating data and other information that is available to Seller and its Affiliates with respect to the Business as Buyer from time to time may reasonably request. Without limiting the generality of the foregoing, within ten (10) Business Days following the end of each calendar month, Seller shall provide to Buyer the monthly financial information relating to the Business that executive management of the Business has historically prepared for Seller, which shall be substantially in the form of the report previously disclosed to Buyer (and Seller hereby covenants and agrees that such information will continue to be prepared through the Closing). No investigation pursuant to this Section 4.1(a) shall alter any representation or warranty given hereunder by Seller. All requests for information and access made pursuant to this Section 4.1(a) or information provided pursuant to this Section 4.1(a) shall be directed only to such Person or Persons as may be designated by Seller, and shall not be granted to the extent that it would interfere unreasonably with Seller’s business.

(b) Following the Closing, upon the request of any other party hereto, Buyer and Seller shall, to the extent permitted by Law and confidentiality obligations existing as of the Closing, grant to such other party and its representatives during regular business hours and subject to reasonable rules and regulations of the granting party, the right, at the expense of the non-granting party, to inspect and copy the books, records and other documents in the granting party’s possession to the extent (i) pertaining to any of the historical operations of the Business prior to and as of the Closing or (ii) directly or indirectly acquired or obtained by the granting party as a result of the transactions contemplated by this Agreement (in each case, including books of account, records, files, invoices, correspondence and memoranda, customer and supplier lists, data, specifications, insurance policies, operating history information and inventory records).

(c) Following the Closing, upon the request of Seller, Buyer shall, to the extent permitted by Law and confidentiality obligations existing as of the Closing, grant to Seller and its representatives during regular business hours and subject to reasonable rules and regulations of the Buyer, the right, at the expense of Seller, to inspect and copy the books, records and other documents in Buyer’s possession for purposes of any disputes or litigation (whether ongoing, threatened or anticipated) arising from or relating to the PSA Disposition Agreement or the transactions contemplated thereby.

(d) Buyer agrees to, and to cause its Affiliates (including the Transferred Subsidiaries) to, (i) retain all Transferred Books and Records in existence on the Closing Date, and any other books and records that Buyer directly or indirectly acquires or gains possession of as a result of the transactions contemplated by this Agreement, for not less than seven (7) years following the Closing and thereafter shall retain such books and records in accordance with applicable Law and Buyer’s record retention policies and procedures then-applicable to books and records of Buyer and its Affiliates and (ii) subject to applicable Law, make personnel of Buyer and its Affiliates (including the Transferred Subsidiaries) available to Seller to the extent in each case that such access is reasonably related to any Retained Liabilities, Excluded Assets or Excluded Liabilities or otherwise necessary for Seller to comply with the terms of this Agreement, any Ancillary Agreement or any applicable Law.

(e) From the date hereof until the Closing, Seller shall, and shall cause its Affiliates to, maintain all Transferred Books and Records, including such records of the Transferred Subsidiaries, in accordance with applicable Law and in a manner consistent with Seller’s and its Affiliates’ existing record retention policies and procedures.

Section 4.2 Confidentiality.

(a) As of the date of this Agreement, the Confidentiality Agreement (other than Section 3 thereof and any provisions of the Confidentiality Agreement necessary to give effect to Section 3 thereof) is hereby terminated, and is void and shall have no further effect, and neither party thereto shall have any Liability to the other party thereto or its Affiliates or representatives except pursuant to Section 3 thereof and any provisions of the Confidentiality Agreement necessary to give effect to Section 3 thereof; provided that nothing in this Section 4.2(a) shall relieve any party from Liability for common law fraud or any willful or intentional breach of the Confidentiality Agreement prior to the date hereof.

(b) From and after the date of this Agreement, Buyer shall, and shall cause its Affiliates and representatives to, hold in strict confidence, and (subject to Section 4.2(e) and the Ancillary Agreements) not use except as expressly agreed in writing by Seller or its Affiliates, any Confidential Information (other than Confidential Information of the Business, of the Transferred Subsidiaries or included in the Transferred Assets or the Assumed Liabilities), or any books and records (other than Transferred Books and Records) that Buyer directly or indirectly acquires or gains possession of as a result of the transactions contemplated by this Agreement, and in each case use the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such Confidential Information or books and records; provided that Buyer, its Affiliates and its representatives may share such information with potential or prospective lenders, investors and their respective representatives as required by the Financing subject to customary confidentiality provisions with respect to such information set forth in the Debt Financing Commitments. For purposes of this Agreement, “Confidential Information” means information furnished or made available to Buyer or its Affiliates or representatives by Seller or its Affiliates in connection with the transactions contemplated hereby, regardless of the form in which such information is communicated or maintained, and all notes, reports, analyses, compilations, studies, files or other documents or material, whether prepared by Seller or others, which are based on, contain or otherwise reflect such Confidential Information; provided that “Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure by the recipient party or its respective Affiliates or representatives, (ii) is or becomes available to the recipient party from a third party on a non-confidential basis, provided that the source of such information was not known by the recipient party after reasonable inquiry to be bound by a confidentiality obligation to the disclosing party or its Affiliates or representatives, or (iii) the recipient party can demonstrate was independently developed by such party or its Affiliates or representatives without use of Confidential Information.

(c) From and after the date of this Agreement, Seller shall, and shall cause its Affiliates and representatives (including, until the Closing, the Transferred Subsidiaries) to, hold in strict confidence, and (subject to Section 4.2(e) and the Ancillary Agreements) not use except as expressly agreed in writing by Buyer or its Affiliates, any non-public information of the Business, of a Transferred Subsidiary or included in the Transferred Assets or the Assumed Liabilities, and in each case use the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such Confidential Information (provided that any such information that otherwise meets the standard set forth in clause (i), (ii) or (iii) of Section 4.2(b) above shall not be subject to this Section 4.2(c)).

(d) Buyer or Seller or any of their respective Affiliates or representatives may disclose Confidential Information to the extent required by applicable Law or requested by a Government Entity; provided that in the event that the disclosure of Confidential Information is so required or requested by any applicable Law or Government Entity, Buyer or Seller will provide the other party with prompt notice if permitted to do so by applicable Law or Government Entity so that the other party may seek an appropriate protective order or similar relief or, if appropriate, waive compliance with the provisions of this Section 4.2. Buyer or Seller will, upon request, and if permitted to do so by applicable Law or by such applicable Government Entity, use reasonable best efforts to assist the other party in obtaining such a protective order or relief. Disclosure of any Confidential Information pursuant to any such order or requirement of applicable Law or Government Entity shall not be deemed to render such Confidential Information non-confidential.

(e) Nothing in this Agreement shall be construed to restrict either Buyer or Seller or their respective Affiliates from using any skills or experience of a general nature (as distinguished from the tangible embodiment of such skills or experience) that are retained in the unaided memory of any such Person or such Person’s current or former Affiliates or representatives who have had access or exposure to information belonging to the other party; provided, however, that such use shall be limited such that, in the reasonable judgment of such party, it does not (i) violate any applicable Law or (ii) otherwise constitute a waiver of the attorney-client or other privilege held by such party. Nothing in this Agreement shall be construed to restrict either Buyer or its Affiliates from disclosing Confidential Information to the representatives of entities providing or arranging the Financing, or any other parties of the kind referred to in Section 1(a)(i) of the Confidentiality Agreement, in connection with the Financing (it being understood that Buyer shall be responsible for any breach of the terms of this Section 4.2 applicable to Buyer’s representatives by any such Financing Source or other party).

Section 4.3 Seller’s Conduct of Business. During the period from the date hereof to the Closing, except as required by applicable Law, as set forth on Schedule 4.3 or as otherwise expressly contemplated by this Agreement or the PSA Disposition Agreement, including in respect of the Post-Signing Restructuring Transactions, or as Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld or delayed), Seller shall conduct, and shall cause its Affiliates to conduct, the Business in the ordinary course and use its commercially reasonable efforts to preserve intact the Business (provided that nothing in this Section 4.3 shall obligate Seller or its Affiliates to enter into any hedging, swap or similar arrangements; and provided further that in the event that Seller determines that entering into any such arrangement would be beneficial to the Business (or would avoid the Business being materially and adversely affected), Seller shall notify Buyer in order to consider any mutually agreeable arrangements in respect thereof), its Governmental Authorizations relating to the Business and its relationships, to the extent related to the Business or the Transferred Subsidiaries, with its customers, suppliers, creditors and employees. Without limiting the foregoing, except as required by applicable Law (provided that Seller shall use its commercially reasonably efforts to first notify Buyer of any such requirement under applicable Law), during the period from the date hereof to the Closing, except as set forth on Schedule 4.3 or as otherwise expressly contemplated by this Agreement or the PSA Disposition Agreement, including in respect of the Post-Signing Restructuring Transactions, or as Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld or delayed, it being understood that withholding consent to take any action contemplated by Section 4.3(g) or Section 4.3(q) shall be reasonable if such action would be reasonably expected to (x) delay or prevent the Closing or (y) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur on the terms contemplated by the Financing Commitments), Seller shall not, and shall cause its Affiliates not to, directly or indirectly, take, authorize or enter into any agreement or commitment to take any of the following actions to the extent such actions relate to the Business, the Transferred Subsidiaries, the Transferred Assets, the Assumed Liabilities, the Shares or the GmbH Shares:

(a) amend, modify or waive any provision of the organizational documents of (i) any Transferred Subsidiary or (ii) insofar as it materially adversely affects the Business or would otherwise have an adverse impact on the Business after the Closing, the Transferred Assets, the Assumed Liabilities, the Shares or the GmbH Shares, Seller or its other Affiliates;

(b) (i) redeem or otherwise acquire the capital stock or other equity interest of any Transferred Subsidiary or (ii) issue, sell, pledge, transfer, dispose of or encumber any shares of the Transferred Subsidiaries’ capital stock or other equity interests or securities convertible into or exchangeable therefor, or any rights, warrants, options, calls or commitments to acquire or dispose of any such shares, interests or other securities;

(c) permit any Transferred Subsidiary (or Seller or any of its Affiliates that conducts the Business, owns any Transferred Assets or is subject to any Assumed Liabilities if such action would materially adversely affect the Business or would otherwise have an adverse impact on the Business after the Closing) to adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(d) make any material change in any method of accounting, keeping of books of account or accounting practices unless required by U.S. GAAP or applicable Law and other than such changes that Seller and its Affiliates may generally make in connection with modifying their respective methods of accounting, keeping of books of account or accounting practices or methods of Tax accounting to comply with U.S. GAAP;

(e) (i) make or rescind any election relating to Taxes of any Transferred Subsidiary or Transferred Asset, or file any amended Tax Return of, or claim for refund for, any Transferred Subsidiary, but in each case, only if such election, amended Tax Return or claim for refund would have the effect of increasing the Tax Liability of any Transferred Subsidiary for any period ending after the Closing Date, or (ii) make any material change in any material method of Tax accounting of any Transferred Subsidiary or in respect of any Transferred Assets or Assumed Liabilities;

(f) permit any Transferred Subsidiaries to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein;

(g) except in the ordinary course and within the Delegation of Authority, incur, create or assume any Encumbrance on any of the Transferred Assets or the assets of the Transferred Subsidiaries (other than the Excluded Assets), other than a Permitted Encumbrance, an Encumbrance that will be released on or prior to the Closing;

(h) except in the ordinary course and within the Delegation of Authority, sell, lease, transfer or dispose of any of the Transferred Assets or assets of a Transferred Subsidiary, including in each case the Owned Intellectual Property Rights, but excluding the Excluded Assets, or acquire any properties or assets that would be Transferred Assets if owned by Seller or any of its Affiliates on the date hereof or incur any Liability that would be an Assumed Liability if it was a Liability of Seller or any of its Affiliates on the date hereof, in each case, such sale, lease, transfer, disposal, acquisition or Liability involving an amount in excess of $1,000,000;

(i) (A) except in the ordinary course and within the Delegation of Authority, terminate or materially extend or materially modify any Material Contract or enter into any Contract that would thereafter constitute a Material Contract unless such Contract is terminable at the election of Seller or its Affiliates without penalty or (B) materially extend or materially modify any Material Contract or enter into any Contract that would thereafter constitute a Material Contract, in each case that would have the effect of limiting the freedom to engage in any line of business or to compete with any Person of Buyer or any affiliate or associated company of any Transferred Subsidiary other than any other Transferred Subsidiary or JV Entity;

(j) except in the ordinary course or as required by applicable Law or collective labor or bargaining agreements (on notice to Buyer), increase the compensation or aggregate benefits of any of the Business Designated Employees, other than such increase that is consistent with past practice and pursuant to the terms of the Benefit Plans or Contracts with such employees in effect as of the date of this Agreement and which Benefit Plans or Contracts are set forth on the Seller Disclosure Schedules;

(k) except in the ordinary course within the Delegation of Authority or as required by applicable Law, amend in any respect any of the Benefit Plans;

(l) except as required by applicable Law or by the terms of a Non-U.S. Benefit Plan or a U.S. Benefit Plan as in effect as of the date of this Agreement (on notice to Buyer), enter into any new or modify any existing employment, change of control, severance or similar agreements with respect to any of the Business Designated Employees, other than in connection with the hiring in the ordinary course of (i) any employee at the grade of G-19 or below and (ii) any employee at the grade of G-20 and above (but not including directors) to fill a vacancy in existence on the date of this Agreement or to replace an employee at such a grade whose employment is terminated after the date of this Agreement; provided that in each case, such new or modified agreements are commensurate with the position to which the employees are being appointed and the terms thereof are consistent with terms provided to similarly situated employees;

(m) except in the ordinary course or as required by applicable Law, assume or enter into any labor or collective bargaining agreement, works agreements, social plans and other collective agreements with employee representative bodies relating to the Business (including any renewals thereof);

(n) except in the ordinary course, make any material loans, advances or capital contributions to, or investments in, any other Person (other than (i) intercompany loans or advances among Seller and its Subsidiaries or (ii) advances to employees in amounts not material to the maker of such loan or advance);

(o) settle any claims, actions, arbitrations, disputes or other proceedings that (i) involve claims for money damages in excess of $1,000,000; (ii) are material and involve any material Owned Intellectual Property Rights or allegations that the operations of the Business materially infringe, or may infringe, the Intellectual Property Rights of a third party; or (iii) otherwise would bind the Business or any Transferred Subsidiary or Buyer or its Affiliates in any material respect;

(p) except in the ordinary course, accelerate the delivery or sale of any Product designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Business or any Transferred Subsidiaries or any services provided by the Business or any Transferred Subsidiaries (a “Product”), or offer discounts on sales of Products or premiums on purchases of raw materials;

(q) except for intercompany loans among the Transferred Subsidiaries (A) issue, offer, place, announce, arrange, market, sell or incur indebtedness for borrowed money, or assume, guaranty or endorse, or otherwise become obligated for, the indebtedness for borrowed money of any other Person, except for (x) indebtedness (other than any such indebtedness incurred pursuant to a public syndication or other public marketing) that will be repaid or discharged in its entirety on or before the Closing, (y) indebtedness that refinances indebtedness existing on the date hereof and that is permitted to remain outstanding after the Closing Date, except to the extent such refinancing of indebtedness is incurred pursuant to a public syndication or other public marketing, or (z) indebtedness owed by Seller or any of its Subsidiaries to Seller or any of its Subsidiaries or (B) incur Liabilities that would be characterized as capitalized leases under U.S. GAAP in excess of $1,000,000 in the aggregate;

(r) fail to make capital expenditures in the ordinary course, or authorize or make any capital expenditure in excess of the aggregate amount set forth on Schedule 4.3(r) (with respect to the 2012 fiscal year) or materially inconsistent with the Business’s 2013 capital expenditures budget, which shall be prepared in the ordinary course (with respect to the 2013 fiscal year);

(s) modify or terminate any Business Insurance Policy in a manner so as to have a disproportionate adverse effect on the Transferred Subsidiaries or the Business as compared to Seller and its Affiliates (other than the Transferred Subsidiaries) with respect to the ability to collect amounts for losses insured thereunder and incurred prior to the Closing Date;

(t) enter into, or modify or amend in a manner that would result in an increase in the Liabilities thereunder, guarantees, surety bonds, letters of credit or letters of comfort which would, following the Closing, be required to be replaced by Buyer or a Transferred Subsidiary through a bank guarantee or letter of credit and would exceed $1,000,000 of additional Liabilities in the aggregate;

(u) knowingly take any action or refrain from taking any action that could reasonably be expected to result in Seller’s representations and warranties in Article II to fail to be true and correct at the Closing, so as to cause the condition set forth in Section 5.2(a) to fail to be satisfied; or

(v) conduct the Business in a manner other than in compliance in all material respects with all applicable Law, including the United States Foreign Corrupt Practices Act of 1977, the United States Sarbanes-Oxley Act of 2002, all Anti-Bribery Laws, all Anti-Money Laundering Laws and all Economic Sanctions Laws.

Notwithstanding anything to the contrary set forth in this Section 4.3, Seller may, at any time prior to the Closing, (i) effect, or cause its Affiliates to effect, the Post-Signing Restructuring Transactions and the PSA Disposition Agreement, and take, or cause its Affiliates to take, any steps reasonably necessary therefor or incident thereto, (ii) take, or cause its Affiliates to take, any action relating to (including any action to effectuate the conveyance, transfer, assignment or delivery of) the Excluded Assets, the Excluded Liabilities or the Retained Liabilities to the extent such action would not materially adversely affect the Business (for the avoidance of doubt, excluding, for the purpose of determining the effect of such action, the effect of the absence of such Excluded Asset, Excluded Liability or Retained Liability and Tax Liabilities arising as a result of any such action (which, for the avoidance of doubt, shall be borne by Seller hereunder)), (iii) take the steps necessary to achieve the level of Seller Intercompany Receivables and Seller Intercompany Payables set forth in Schedule 1.11, (iv) enter into intercompany loans among the Transferred Subsidiaries to the extent necessary to facilitate Seller’s removal of Cash from the Transferred Subsidiaries and (v) take, or cause its Affiliates to take, any action which is consistent with management of working capital to the extent reasonably necessary to achieve a level of Final Closing Net Working Capital Value that is less than or equal to $240 million, provided that such management of working capital shall not be materially detrimental to the operations of the Business and shall be consistent with historical ordinary course management of items of working capital (without regard solely to management of amounts of such items). For purposes of this Section 4.3, if Seller requests Buyer’s approval of any proposed action, such approval will be deemed granted unless, within ten (10) Business Days of Buyer’s receipt of Seller’s request in writing (including by e-mail), Buyer shall have expressly denied Seller’s request in writing (including by e-mail).

Section 4.4 Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, the Ancillary Agreements and the Restructuring Agreements, Buyer and Seller shall cooperate with each other and use (i) their respective reasonable best efforts to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Government Entity or third party, (ii) their respective reasonable best efforts to obtain any consent or waiver of right of first refusal or right of first offer or similar waiver that would be triggered in connection with the consummation of the transactions contemplated hereby under any Contract and (iii) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the purchase of the Shares and the GmbH Shares, the purchase and assumption of the Transferred Assets and the Assumed Liabilities and the other transactions contemplated by this Agreement and the Ancillary Agreements, as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings as well as responding as promptly as reasonably practicable to any formal or informal request for additional information and documentary material made by a Government Entity under all U.S. Antitrust Laws, the EU Merger Regulation, the Laws of the member states of the European Union concerned in the case of application of Article 9(3) or Article 9(5) of the EU Merger Regulation, and the Laws governing the Other Antitrust Approvals and the Other Antitrust Filings. For the fifteen (15) days following the date of this Agreement, Buyer and Seller shall use their reasonable best efforts and cooperate in good faith (including by providing access to all relevant information, data, documents and other materials) to determine whether any filings, consents, approvals, actions or exemptions under the antitrust Laws of the jurisdictions set forth on Schedule 4.4(a), if any, are required, and to the extent that Buyer and Seller agree that any such filing, consent, approval, action or exemption is required by the Laws of any of the jurisdictions set forth on Schedule 4.4(a), such jurisdiction shall be deemed to constitute one of the Other Antitrust Approvals. Nothing contained in this Agreement or the Ancillary Agreements shall require either Buyer or Seller to pay any consideration to any Person from whom any such consents, approvals, waivers, clearances or authorizations are requested (including, for the avoidance of doubt, with respect to the Shared Contracts, which are governed in accordance with Section 4.13); provided that Buyer shall pay (A) all filing, recordation and similar fees in connection with the Owned Intellectual Property Rights, the Owned Real Property and the Leased Real Property and (B) all Government Entity fees incurred in connection with any filings or notifications made under the HSR Act in connection with the consummation of the transactions contemplated hereby.

(b) Buyer and Seller each shall, reasonably promptly upon request by the other, furnish the other with all information concerning itself, its Affiliates, its directors and officers and such other matters as may be reasonably necessary or advisable in connection with any other statement, filing, notice or application made by or on behalf of Buyer, Seller or any of their respective Affiliates to any third party and/or any Government Entity in connection with the purchase of the Shares and the GmbH Shares, the purchase and assumption of the Transferred Assets and the Assumed Liabilities and the other transactions contemplated by this Agreement and the Ancillary Agreements.

(c) Subject to applicable Laws, Buyer and Seller each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement and the Ancillary Agreements, including promptly furnishing the other with copies of all submissions, material correspondence and material communications received by Buyer or Seller or any of their respective Affiliates, as the case may be, from any third party and/or any Government Entity with respect to the purchase of the Shares and the GmbH Shares, the purchase and assumption of the Transferred Assets and the Assumed Liabilities and the other transactions contemplated by this Agreement and the Ancillary Agreements. Neither Seller nor Buyer shall permit any of its representatives to participate in any meeting with any Government Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Government Entity, gives the other party the opportunity to attend and participate thereat.

(d) Without limiting the generality of the undertakings pursuant to this Section 4.4, each of Seller and Buyer (other than with respect to the transactions contemplated by the Restructuring Agreements) agrees to take or cause to be taken promptly the following actions:

(i) the provision to each and every Government Entity of information, documents and witnesses requested by any Government Entity that do not constitute privileged or work product material and that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(ii) any and all actions and do, or cause to be done, all other things necessary, proper or advisable to avoid or eliminate each and every impediment to, and to procure as promptly as practicable the fulfillment or satisfaction of the conditions set forth in Section 5.1(a) and Section 5.1(b), including taking all such further action as may be reasonably necessary to resolve such objections, and to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including:

(A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person or entity, including any Government Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions; and

(B) the proffer and agreement by Buyer of its willingness to sell, lease, sublease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, sublease, license, disposal and holding separate of, any and all of such assets of the Transferred Subsidiaries or Buyer and its Affiliates or the Transferred Assets (and the entry into agreements with, and submission to orders of, the relevant Government Entity giving effect thereto); and

(iii) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the purchase of the Shares and the GmbH Shares, the purchase and assumption of the Transferred Assets and the Assumed Liabilities and the other transactions contemplated by this Agreement and the Ancillary Agreements unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation any of the foregoing, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this paragraph) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove prior to the Termination Date such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as promptly as practicable.

Without limiting Buyer’s obligations under the foregoing provisions of this Section 4.4, the parties agree that Buyer shall have the exclusive right to control and direct the antitrust defense of the transactions contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Government Entity or other Person relating to the Agreement or regulatory filings (including under all U.S. Antitrust Laws, the EU Merger Regulation, the Laws of the member states of the European Union concerned in the case of the application of Article 9(3) or Article 9(5) of the EU Merger Regulation, and the Laws governing the Other Antitrust Approvals and the Other Antitrust Filings (including any determination in respect the scope of any offered remedy and the timing of any such offer)).

Section 4.5 Tax Matters.

(a) Restructuring Taxes and Transfer Taxes. For the avoidance of doubt, notwithstanding anything else in this Agreement to the contrary, any Tax arising from implementing or executing the Pre-Signing Restructuring Transactions or the Post-Signing Restructuring Transactions (“Restructuring Transactions Taxes”) shall be the sole responsibility of Seller, and Seller shall be liable for all Restructuring Transactions Taxes and shall indemnify, defend and hold Buyer and its Affiliates (including the Transferred Subsidiaries) harmless against any and all such Restructuring Transactions Taxes. Any Tax Returns that must be filed in respect of any transfer, sales, value added, filing, recordation or similar Taxes or fees (but not including Taxes on income, profits or gains of Seller or its Affiliates (including the Transferred Subsidiaries)) imposed in connection with the purchase or sale of the Shares, the GmbH Shares, the Business or the Transferred Assets pursuant to this Agreement (collectively, “Transfer Taxes”) shall be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Tax Laws and, save for any Transfer Tax the payment of which is treated as satisfying or alleviating an obligation to pay a Restructuring Transaction Tax (in which case such Transfer Tax shall be treated as a Restructuring Transaction Tax), shall be split between Seller and Buyer and each shall indemnify the other for any Tax the other is required to pay in excess of 50% of the Transfer Tax. For clarity, any Tax arising from the transfer of Transferred Seller Intercompany Receivables or the termination as a result of the transactions contemplated by this Agreement of any Tax Group to which a Transferred Subsidiary is a party on or before the Closing Date or Tax sharing agreement to which a Transferred Subsidiary belongs on or before the Closing Date shall be a Restructuring Transaction Tax that is the sole responsibility of Seller. All Tax Returns in respect of Transfer Taxes that are required to be filed by a party pursuant to this Section 4.5(a) shall be prepared on a basis that is consistent with the Final Allocation, if any, pursuant to Section 1.12 of this Agreement, to the extent that Buyer and Seller have agreed upon the Final Allocation, if any. Any Tax Returns filed in respect of Transfer Taxes by either party pursuant to this Section 4.5(a) shall be made available to the other party at least ten (10) Business Days before such Tax Returns are due to be filed. Each of Buyer and Seller agrees to use its reasonable best efforts to obtain any certificate or other document, if requested by the other party, from any Government Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(b) Seller Liability for Taxes. Seller shall be liable for and indemnify, defend and hold Buyer harmless from and against, any and all Taxes (1) of Seller or any of its Affiliates (other than the Transferred Subsidiaries) for any taxable year except for Buyer’s share of any Transfer Tax as provided in Section 4.5(a), (2) of Seller or any of its Affiliates (including the Transferred Subsidiaries) arising from (x) the transfer, repayment, release, cancellation or other disposition of Transferred Seller Intercompany Receivables, (y) dispositions of Excluded Assets or pursuant to a Pre-Signing Restructuring Transaction or a Post-Signing Restructuring Transaction or (z) Seller’s settlement or discharge of Retained Liabilities, (3) of the Transferred

Subsidiaries, the Transferred Assets or for which any Transferred Subsidiary may otherwise be liable, for any taxable year or period that ends on or before the Closing Date (each, a “Pre-Closing Period”) and, with respect to any taxable year or period beginning before and ending after the Closing Date (each, a “Straddle Period”), the portion of such taxable year ending on and including the Closing Date (which portion, for clarity, is also a Pre-Closing Period) and (4) of the Transferred Subsidiaries, the Transferred Assets or for which any Transferred Subsidiary may otherwise be liable, for any taxable year or period that ends after the Closing Date (including the portion of any Straddle Period beginning after the Closing Date) as a result of any change in Tax elections or method of Tax accounting or any change arising from the filing of any amended Tax Return or any adjustment made by or agreed with any Taxing Authority, in each case made or agreed prior to the Closing Date; provided, however, that Seller shall not be liable for (i) any Taxes that result, in whole or in part, from an action not in the ordinary course of business consistent with past practices taken solely by or at the direction of the Buyer on or after the Closing, which actions for the avoidance of doubt exclude the transactions between Buyer and Seller that are described in Section 1.1 (it being understood that in order to determine whether an action by or at the direction of the Buyer is not in the ordinary course of business consistent with past practices, neither the Pre-Signing Restructuring Transactions nor the Post-Signing Restructuring Transactions shall be considered transactions in the ordinary course of business consistent with past practices) and (ii) any Taxes that result, in whole or in part, from an election under Section 338 of the Code (or any corresponding or similar elections under U.S. state, U.S. local or non-U.S. Tax Law), and Buyer shall be liable for and defend and hold Seller harmless from and against any and all such Taxes to the extent such Taxes exceed the Tax that otherwise would have been due in the absence of such action or election. Seller shall be entitled to any refund of Taxes of any of the Transferred Subsidiaries or in respect of any of the Transferred Assets received for any Pre-Closing Period or in respect of any portion of the Straddle Period that ends before or on the Closing Date; provided, however, that Seller shall not be entitled to any refund of Taxes (or portion thereof) that is the result, directly or indirectly, of a carryback of a tax attribute arising in a Post-Closing Period (including an item of deduction, loss or credit in the portion of the Straddle Period that begins after the Closing Date). Buyer shall promptly pay to Seller the amount of any refund made available to which Seller is entitled under this Section 4.5(b). For the avoidance of doubt, it is agreed between the parties that, in determining Seller’s liability under this Section 4.5(b) in respect of VAT and similar Taxes, Seller’s liability shall be reduced by any credit related to such Taxes arising to Buyer and its Affiliates (including the Transferred Subsidiaries for this purpose) in a Post-Closing Period (including, for clarity, the post-Closing portion of any Straddle Period), and that any excess of such credit over Seller’s liability for the related Taxes is a refund to which Seller is entitled under the immediately preceding sentence of this Section 4.5(b). For the avoidance of doubt, the obligations of this Section 4.5(b) are without duplication of those contained in 4.5(a).

(c) Buyer Liability for Taxes. Except as set forth in Section 4.5(a) and Section 4.5(b), Buyer shall be liable for and indemnify, defend and hold Seller harmless from and against any and all Taxes of the Transferred Subsidiaries or in respect of the Transferred Assets for any taxable year or period that begins after the Closing Date (each, a “Post-Closing Period”) and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date (which portion, for clarity, is also a Post-Closing Period), and (for the avoidance of doubt) any and all Taxes allocated to Buyer under provisos (i) and (ii) of

Section 4.5(b); provided, however, Buyer’s liability for Taxes under provisos (i) and (ii) of Section 4.5(b) shall terminate on September 15 of the seventh year after the close of the year that includes the Closing Date and Buyer shall have no further liability for Taxes under such provisos regardless of whether or not Seller’s applicable taxable years are still open for assessment by agreement or otherwise. Buyer shall be entitled to any refund of Taxes of the Transferred Subsidiaries or in respect of Transferred Assets received for such periods or in respect of Taxes allocated to Buyer under provisos (i) and (ii) of Section 4.5(b). Seller shall promptly pay to Buyer the amount of any refund made available to Seller to which Buyer is entitled under this Section 4.5(c).

(d) Allocation of Taxes for Short Taxable Year. For purposes of Section 4.5(b) and Section 4.5(c), whenever it is necessary to determine the liability for Taxes of a Transferred Subsidiary or in respect of a Transferred Asset for a Straddle Period, the determination of the Taxes of the Transferred Subsidiary or in respect of the Transferred Asset for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by, (x) in the case of Taxes that are based upon or related to income or receipts, assuming that the Transferred Subsidiary had, and the allocation of Taxes in respect of the Transferred Asset is made with respect to, a taxable year or period which ended at the close of the Closing Date, and (y) in the case of any Taxes other than Taxes based upon or related to income or receipts (and any refund of or credit for such Taxes), allocable to the portion of any Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, except that (i) exemptions, allowances or deductions that are calculated on an annual or other periodic basis, such as the deduction for depreciation, shall be apportioned on a time basis to the extent that such exemptions, allowances or deductions cannot be identified as relating to an event occurring before or after the Closing Date and (ii) Tax items addressed in Section 4.5(b) and Section 4.5(c) shall be allocated consistently under this Section 4.5(d). For the avoidance of doubt, any income, gain, loss, exemption, allowance or deductions arising in respect of any of the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions shall be allocated entirely to the applicable Pre-Closing Period (including for the avoidance of doubt the portion of the Straddle Period that ends on the Closing Date). Any carryover items of loss or credit arising in a Pre-Closing Period that ends before the Closing Date shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the net amount of income allocated to such portions pursuant to the other provisions of this Section 4.5(d).

(e) Restricted Actions. Until the end of the taxable year of Seller and of each of its Subsidiaries in which the Closing occurs as determined for United States federal income Tax purposes, Buyer shall not cause the Transferred Subsidiaries to engage in any conduct or otherwise take any action (i) not in the ordinary course of business and (ii) in a manner that is inconsistent with past practices to the extent that such conduct or action will generate subpart F income (as defined in Section 952 of the Code) or affect the aggregate amount taken into account by Seller under Section 1248 of the Code. Additionally, Buyer shall not cause or permit any of the Transferred Subsidiaries to make an election under Section 338 of the Code with respect to the taxable year of a Transferred Subsidiary in which the Closing occurs. For the purposes of this paragraph, neither the Pre-Signing Restructuring Transactions nor the Post-Signing Restructuring Transactions shall be considered transactions in the ordinary course of business consistent with past practices. Buyer agrees that it will not amend, without the prior written consent of Seller, which shall not unreasonably be withheld, any Tax Return of a Transferred Subsidiary in respect of any Pre-Closing Period.

(f) CFC Documentation. If a Transferred Subsidiary that prior to the Closing Date was (i) a controlled foreign corporation for United States federal income Tax purposes (as defined in Section 957 of the Code) (a “CFC”), (ii) a foreign partnership with respect to which Seller was obligated to file an IRS Form 8865 (an “FCP”), or (iii) a foreign disregarded entity with respect to which Seller was obligated to file an IRS Form 8858 (an “FDE”), and such Transferred Subsidiary is no longer a CFC, an FCP or an FDE, respectively, following the Closing as a result of the Buyer’s ownership, at Seller’s written request, Buyer shall cause the relevant Transferred Subsidiary to make available to Seller the information needed by it to timely and accurately file an IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, no later than sixty (60) days prior to the due date for filing such Form for such Transferred Subsidiary for the Tax year in which the Closing occurs; provided that Buyer and each relevant Transferred Subsidiary may rely on the accuracy of copies of IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, and of books and records of the Transferred Subsidiary prepared by Seller for purposes of this Section 4.5(f) and shall have no liability for any inaccuracy arising from such reliance. If a Transferred Subsidiary that prior to the Closing Date was a CFC, an FCP or an FDE continues to be a CFC, an FCP or an FDE, respectively, following the Closing, Buyer shall cause an IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, to be timely and accurately filed for such Transferred Subsidiary for the Tax year in which the Closing occurs; provided that Buyer and each relevant Transferred Subsidiary may rely on the accuracy of copies of IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, and of books and records of the Transferred Subsidiary prepared by Seller for purposes of this Section 4.5(f) and shall have no liability for any inaccuracy arising from such reliance. Seller shall cooperate with Buyer to provide Buyer with any information reasonably necessary to Buyer or a Transferred Subsidiary to prepare such Forms, including any necessary Tax records and copies of IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, filed for the taxable year ending immediately prior to Closing. At Seller’s written request, Buyer shall cause the relevant Transferred Subsidiary to provide copies of all IRS Form 5471, IRS Form 8865 or IRS Form 8858, as applicable, to Seller no later than thirty (30) days prior to the due date for filing such Form for review and comment by Seller, and Buyer shall not finalize any such Form without Seller’s prior written consent, which consent shall not be unreasonably withheld. Subject to the limitations stated elsewhere in this Section 4.5(f), each party required to provide information shall exercise reasonable diligence in providing such information. For the avoidance of doubt, the obligations under this Section 4.5(f) shall commence after the Closing.

(g) Payment and Adjustment to Purchase Price. Any amount properly due under this Section 4.5 shall be paid, as applicable, within ten (10) Business Days after the indemnified party makes written demand on the indemnifying party, but no earlier than five (5) Business Days before the relevant Taxes must be paid to a Taxing Authority. To the extent permitted by applicable Tax Law, any payment by Buyer or Seller under this Section 4.5 and all payments made by an Indemnifying Party to an Indemnified Party pursuant to Article VI shall be treated by Buyer and Seller as an adjustment to the Purchase Price and allocated according to Section 1.12.

(h) Tax Returns. Except as set forth in Section 4.5(a), Seller shall prepare or cause to be prepared in a manner consistent with previously filed Tax Returns, except as may be required by applicable Tax Law, and timely file or cause to be timely filed all Tax Returns required to be filed by the Transferred Subsidiaries or for any Transferred Asset for all Pre-Closing Periods that are due on or before the Closing Date. Except as set forth in Section 4.5(a), Seller shall prepare or cause to be prepared in a manner consistent with previously filed Tax Returns, except as may be required by applicable Tax Law, all Tax Returns required to be filed by the Transferred Subsidiaries or for any Transferred Asset for all Pre-Closing Periods (not including any portion of a Straddle Period) that are due after the Closing Date and Seller shall provide Buyer with a complete copy of each such Tax Return at least thirty (30) days before the date when the return is due, shall modify such Tax Returns to take into account Buyer’s reasonable comments provided no later than ten (10) days before their due dates and, solely with Buyer’s written consent (which may not unreasonably be withheld or delayed) shall timely file or cause to be timely filed such Tax Returns. Except as provided in the preceding sentence and except as set forth in Section 4.5(a), Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed by the Transferred Subsidiaries or for any Transferred Asset for all Post-Closing Periods and all Straddle Periods (if any), and, in respect of Straddle Periods, in a manner consistent with previously filed Tax Returns, except as may be required by applicable Tax Law; it being understood that Buyer shall file, or shall cause to be filed, any amended Tax Return and claims for refunds or credits reasonably requested by Seller. Buyer shall provide Seller with a complete copy of any Tax Return prepared by Buyer with respect to a Straddle Period at least thirty (30) days before the date when the return is due, shall modify such returns to take into account Seller’s reasonable comments provided no later than ten (10) days before their due dates and, solely with Seller’s written consent (which may not unreasonably be withheld or delayed) shall timely file or cause to be timely filed such Tax Returns. Notwithstanding the previous provisions of this Section 4.5(h), Seller shall prepare and file all Tax Returns relating to the transfer of Cytec Surface Specialties (Shanghai) Co. Ltd on or before the Closing Date, shall provide Buyer with a complete copy of each such Tax Return at least thirty (30) days before the date when the return is due and shall modify such returns to take into account Buyer’s reasonable comments provided no later than ten (10) days before their due dates and, solely with Buyer’s written consent (which may not unreasonably be withheld or delayed) shall timely file or cause to be timely filed such Tax Returns, and both parties agree that such Tax Returns shall be filed in a manner consistent with the rulings set forth in Schedule 2.12(h) as relate to Cytec Surface Specialties (Shanghai) Co. Ltd. Until and unless a final determination under applicable Tax Law otherwise requires, the Buyer and Seller agree to treat (A) for all US Tax purposes, Steps 1, 3a, 3b, 6, 7, and 8, as set forth in Schedule 2.23 as together constituting transactions other than acquisitions described in Section 304 of the Code, and (B) Step 4 as set forth in Schedule 2.23 consistently with the relevant rulings as set forth in Schedule 2.12(h).

(i) Contest Provisions. Buyer shall promptly notify Seller in writing upon receipt by Buyer or any of its Affiliates (including the Transferred Subsidiaries) of notice of any pending or threatened Tax audits or assessments that may affect the Tax Liabilities for which Seller would be required to indemnify Buyer pursuant to Section 4.5(a) or (b), provided that any failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder to the extent such failure does not prejudice Seller’s ability to defend such audit or assessment or increases the amount of such Taxes. Seller shall have the sole right to represent the relevant Transferred Subsidiary’s interests in any Tax audit or administrative or court proceeding (“Tax Proceeding”) relating to Pre-Closing Periods, and to employ counsel of its choice at its expense, except that Buyer shall have the right to participate at its own expense in such proceedings to the extent that such proceedings would reasonably likely affect the amount of Tax for which it is required to indemnify Seller under this Section 4.5. Buyer shall have the sole right to represent the relevant Transferred Subsidiary’s interest in any Tax Proceeding relating to any Straddle Period or any Post-Closing Period, except that Seller shall have the right to participate at its own expense in such proceedings to the extent that such proceedings would reasonably likely affect the amount of Tax for which it is required to indemnify Buyer under this Section 4.5. Notwithstanding the foregoing, after the Closing Date, (i) Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes relating to a Pre-Closing Period that may either (x) materially affect the Buyer’s liability to indemnify Seller under this Section 4.5 or (y) increase the liability for Taxes of Buyer or any Transferred Subsidiary in any Post-Closing Tax Period, without the prior written consent of Buyer, which consent shall not be unreasonably withheld; (ii) Buyer shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes relating to a Straddle Period or Post-Closing Period that may either (x) materially affect the Seller’s liability to indemnify Buyer under this Section 4.5 or (y) increase the liability for Taxes of Seller or any of its Affiliates (other than the Transferred Subsidiaries) in any Tax Period, without the prior written consent of Seller, which consent shall not be unreasonably withheld; and (iii) in either case (i) or (ii), such consent shall not be necessary to the extent that the party entering such settlement has agreed in writing to indemnify the other party against the effects of any such settlement. Notwithstanding the foregoing provisions of this Section 4.5(i), (A) any Tax Proceedings relating to Transfer Taxes that are the subject matter of Section 4.5(a) shall be conducted by the party having the responsibility to file the Tax Return for such Transfer Taxes under Section 4.5(a), with the other party having the right to participate at its own expense in such proceedings, and with neither party entitled to settle, either administratively or after the commencement of litigation, any claim for such Transfer Taxes without the other party’s prior written consent, which consent shall not be unreasonably withheld and (B) Tax Proceedings related to the Tax Return with respect to Cytec Surface Specialties (Shanghai) Co. Ltd. described in the penultimate sentence of Section 4.5(h) shall be subject to this Section 4.5(i) as if it is related to a Pre-Closing Period.

(j) Termination of Tax Allocation Agreements. Any Tax allocation or sharing agreement or arrangement, whether or not written, that has been entered into by Seller or any Affiliate of Seller (other than the Transferred Subsidiaries) on the one hand and any Transferred Subsidiary on the other shall be extinguished and terminated as to each affected Transferred Subsidiary as of the Closing Date, and any rights or obligations existing under any such agreement or arrangement to be no longer enforceable and no payments that are owed by or to a Transferred Subsidiary pursuant thereto shall be made thereunder. Seller shall be liable for any Tax that arises from the termination of any such Tax allocation or sharing agreement or arrangement.

(k) Assistance and Cooperation. After the Closing Date, each of Buyer and Seller shall, (i) assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with this Section 4.5; (ii) cooperate in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of Seller, its Affiliates or any Transferred Subsidiary or regarding any Taxes in respect of the Transferred Assets; (iii) make available to the other and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of Seller, its Affiliates or any Transferred Subsidiary or in respect of any Transferred Asset; (iv) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of Seller, its Affiliates or any Transferred Subsidiary or in respect of any Transferred Asset for taxable periods for which the other may have a liability under this Section 4.5; and (v) furnish the other with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any such taxable period. Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder that are reasonably relevant to any such Tax Returns, audit, litigation or other proceeding.

(l) Withholding.

(i) Subject to Section 4.5(l)(ii), Buyer shall be entitled to deduct and withhold from any amount otherwise payable hereunder to any Person any Tax required by applicable Tax Law to be deducted and withheld therefrom. To the extent any such Tax is so deducted and withheld and duly paid over to the applicable Government Entity, the amount of such deducted and withheld Tax shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(ii) In the case of any amount payable to or for the account of Seller, deduction or withholding of Tax shall be permitted hereunder only if the legal basis for the deduction or withholding thereof is specified in Schedule 4.5(l). Buyer and Seller agree that as of the date of this Agreement, Schedule 4.5(l) shall not contain any Taxes, assuming that the obligation of Section 1.9(g) is satisfied. From and after the date of this Agreement, Buyer shall notify Seller promptly upon (and in any event within five (5) days of) determining that Buyer may be required by applicable Tax Law to deduct or withhold any Tax from any amount payable to or for the account of Seller hereunder in an amount or on a basis that differs from the then-current version of Schedule 4.5(l). From and after the date of this Agreement, Buyer and Seller shall cooperate in good faith in determining the application and amount of any Tax specified on Schedule 4.5(l), and in making such amendments to Schedule 4.5(l) as Buyer and Seller may agree.

(m) Survival of Obligations. Except as provided in Section 4.5(c),the obligations of the parties set forth in this Section 4.5 shall be unconditional and absolute and shall remain in effect until the expiration of the applicable statute of limitations.

Section 4.6 Financing Activities.

(a) Obtaining Financing. Buyer shall use its reasonable best efforts (taking into account the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or customary to arrange and obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Commitments and any Fee Letter and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments (provided, however, that Buyer shall have the right to replace or amend the Debt Financing Commitments from time to time between the date hereof and Closing (A) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof or (B) in any other manner, in each case to the extent such amendment, modification or waiver would not, taken as a whole, have the effect of (I) reducing the aggregate amount of the Debt Financing (except to the extent the Equity Financing under the Equity Financing Commitments is increased by a like amount), (II) imposing new, additional, amended or modified conditions to the receipt of the Debt Financing or otherwise expanding, adding, amending or modifying any of the conditions to the receipt of the Debt Financing, in each case in a manner that would reasonably be expected to (x) delay or prevent the Closing or (y) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (III) adversely affecting the ability of Buyer to enforce its rights against the other parties to the Debt Financing Commitments or any Fee Letter or, if definitive agreements are executed prior to the Closing Date, the ability of Buyer or any other borrower under the definitive agreements related to the Debt Financing to enforce its rights against the other parties to such definitive agreements. Buyer shall provide Seller with reasonable advance notice of any such replacement, amendment, modification or waiver. Without limiting the generality of the foregoing, Buyer shall use reasonable best efforts to (i) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof until the Closing is consummated, (ii) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Buyer in the Financing Commitments and otherwise comply with its obligations thereunder (in each case, assuming the satisfaction of the conditions set forth in Sections 5.1 and 5.2), (iii) enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments (or on terms that are in the aggregate no less favorable to Buyer than the terms and conditions (including the flex provisions) contained in the Debt Financing Commitments), (iv) consummate the Financing at or prior to Closing, and (v) enforce its rights under the Financing Commitments, including causing the lenders and other Persons providing Financing to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall any Guarantor be required to provide any financing other than equity financing, which equity shall in no event exceed the amount set forth in its respective Equity Financing Commitments (as they may be increased pursuant to this Section 4.6(a)), and in no event shall Buyer be required to seek or obtain equity financing other than the Equity Financing.

(b) Notice of Financing Activity and Alternative Financing. Without limiting the generality of Section 4.6(a), Buyer shall give Seller prompt notice (which shall in no event be more than two (2) Business Days from such occurrence): (A) of its Knowledge of any material breach or default by any party to any Financing Commitment or definitive document related to the Financing; (B) of the receipt of any written notice or other written communication from any Person with respect to (x) any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing or (y) any material dispute or disagreement between or among any parties to any Financing Commitment or any definitive document related to the Financing (other than disputes or disagreements over the terms thereof in the course of negotiating the definitive documents for the Financing); and (C) if for any reason Buyer believes in good faith that there is a material possibility that it will not be able to obtain all or any material portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment or the definitive documents related to the Financing on or prior to the Closing Date. As soon as reasonably practicable, but in any event within two (2) Business Days after the date Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence to the extent such information is reasonably available to Buyer. Buyer shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and substantially concurrently provide copies of all final or substantially final definitive financing documents provided to the lenders to the Seller. If any portion of the Debt Financing becomes unavailable and such portion is reasonably required to fund the Required Amounts, Buyer shall use its reasonable best efforts to obtain substitute financing for such portion with terms and conditions not materially less favorable (as determined in the good faith judgment of Buyer) to Buyer or its Affiliates (taking into account the flex provisions) than the terms and conditions set forth in the Debt Financing Commitment as promptly as reasonably practicable following the occurrence of such event. Buyer shall deliver to Seller true and complete copies of all contracts or other arrangements pursuant to which any such alternative Financing Source shall have committed to provide any portion of the Debt Financing. For purposes of this Agreement and the Equity Financing Commitments, references to “Debt Financing” or “Financing” shall include the financing contemplated by the Debt Financing Commitments as permitted to be amended, modified or replaced by Section 4.6(a) or this Section 4.6(b) and references to the “Debt Financing Commitments” shall include such documents as permitted to be amended, modified or replaced by Section 4.6(a) or this Section 4.6(b).

(c) Marketing Period. For purposes of this Agreement, “Marketing Period” means the first period of fifteen (15) consecutive Business Days (ending on the Business Day immediately prior to the Closing Date) commencing on or after the date of this Agreement throughout which and on the last day of which (i) Buyer shall have the Required Information and such Required Information is Compliant and (ii) the conditions set forth in Section 5.1(a) and Section 5.2 (in either case, except to the extent by their terms they may only be satisfied at Closing) have been satisfied; provided, however, that (1) the Marketing Period shall (x) exclude the days from November 21, 2012 to and including November 23, 2012 and January 21, 2013 for purposes of calculating the consecutive Business Days and (y) conclude on or before December 19, 2012 or commence on or after January 2, 2013), and (2) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the full amount of the Debt Financing is obtained on such earlier date.

Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (A) Seller indicates its intent to restate any financial statements included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or Seller has indicated that it has concluded that no restatement shall be required, and the requirements in clauses (i) and (ii) above would be satisfied throughout and on the last day of such new fifteen (15) consecutive Business Day period or (B) the Required Information is not Compliant throughout and on the last day of such fifteen (15) consecutive Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced). If, prior to the end of the Marketing Period, Seller obtains Knowledge that such Required Information is no longer Compliant pursuant to clause (i) of the definition of “Compliant,” Seller will promptly notify Buyer and use reasonable best efforts to supplement such Required Information so that the Required Information (upon taking into account such supplement) is Compliant pursuant to clause (i) of such definition. For purposes of this Agreement, “Required Information” means (A) the financial information and other data (including pro forma financial statements) regarding the Business required by paragraphs 11 and 12 of Exhibit D to the Debt Financing Commitments, (B) audited combined statements of operations, cash flows and Seller’s investment for the Business for fiscal years ended December 31, 2009, 2010 and 2011 and any subsequent fiscal year ended within 90 days prior to the Closing Date and (C) a draft of a customary comfort letter with respect to any of the foregoing information by independent auditors of the Business, including as to customary negative assurances, which such auditors have confirmed they are prepared to issue at the pricing of such offering(s) of debt securities.

(d) Cooperation of Seller. Prior to the Closing, Seller shall, and shall cause its Subsidiaries (including the Transferred Subsidiaries) to, and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and other agents and representatives to use reasonable best efforts to, provide, at Buyer’s sole expense, all necessary or customary cooperation reasonably requested by Buyer in connection with the Financing (provided that delivery of the items referred to in clauses (iv) and (v) below in connection with delivery of representation letters and a customary solvency certificate shall not be subject to such reasonable best efforts qualifier), including (i) assisting in the preparation for and upon reasonable advance notice, participating in, a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, with appropriate seniority and expertise, of Seller and its external auditors and advisors), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, (ii) assisting with the preparation of customary bank information memoranda (including a public-side version thereof) and bank syndication materials, offering documents, private placement memoranda and similar documents required in connection with the Financing, including the marketing and syndication thereof; provided that any such bank information memoranda or other materials (A) need not be issued by any of the Seller or its Subsidiaries and (B) shall contain disclosure reflecting Buyer or its Subsidiaries (which may include, upon the Closing, the Transferred Subsidiaries) as the obligor; (iii) furnishing Buyer and the Financing Sources as promptly as reasonably practicable with the Required Information, (iv) to the extent reasonably requested by Buyer, assisting with the preparation and negotiation of, and facilitating the execution and delivery of, any pledge and security documents, guarantees, loan agreements, indentures, purchase agreements, and other definitive financing documents and certificates contemplated by the Debt Financing Commitments (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an annex to the Debt Financing Commitments), in each case, including any schedules, exhibits and other attachments thereto, (v) providing customary authorization and/or representation letters to the lenders under the Debt Financing in connection with the distribution of the bank information memoranda contemplated by the Debt Financing Commitments to other prospective lenders and identifying any portion of the information that constitutes material non-public information regarding the Transferred Subsidiaries or Transferred Assets; (vi) facilitating Buyer’s obligation with respect to the pledging of collateral within the terms set forth in the Debt Financing Commitments, including (x) reasonably cooperating to permit the prospective lenders involved in the Debt Financing to, upon reasonable advance notice at reasonable times, evaluate Seller’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent reasonable and (y) assisting in obtaining customary legal opinions, environmental site assessments, surveys, appraisals and title insurance and similar instruments and agreements, in each case, to the extent required by the Financing Sources; (vii) cooperating in obtaining the replacement or backstop of any outstanding letter of credit maintained with respect to the Transferred Assets or Transferred Subsidiaries to the extent reasonably deemed necessary by Buyer; (viii) assisting Buyer in obtaining corporate and facilities ratings in connection with the Debt Financing and with the preparation of rating agency presentation materials; (ix) furnishing Buyer and the Financing Sources promptly upon request, and in any event within four (4) days prior to the Closing Date, with all documentation and other information required by Governmental Authorities with respect to the Financing related to the Transferred Assets and the Transferred Subsidiaries under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent that such documentation and information has been reasonably requested at least nine (9) days prior to the Closing Date; (x) using reasonable best efforts to provide, no later than the later of (y) the fifth (5th) day from the date on which Seller files its Annual Report on Form 10-K for the year ending December 31, 2012 and (z) February 28, 2013, audited combined statements of operations, cash flows and Seller’s investment for the business for the fiscal year ended December 31, 2012; provided, however, that this clause (x) will only apply to the extent Closing has not taken place prior to the later of such date specified in sub-clause (y) or (z) or the information is required in order to cause the Required Information to be Compliant; and (xi) causing the taking of corporate and other actions by Seller and the Transferred Subsidiaries reasonably requested by Buyer that are necessary to permit the consummation of the Financing and to permit the proceeds thereof to be made available to Buyer immediately upon the Closing; provided, further, that neither Seller nor any of its Subsidiaries shall be required to commit to take any action set forth in clauses (iv), (vi), (vii) or (xi) that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Closing Date; provided, further, that the board of directors and officers of Seller and the board of directors and officers of the Transferred Subsidiaries prior to the Closing shall not be required, prior to the Closing, to adopt resolutions approving the agreements, documents and instruments in connection with the Financing or pursuant to which any portion of the Financing is obtained or execute any of such agreements, documents or instruments, and no Transferred Subsidiary shall be required to execute, prior to Closing, any documents contemplated by the Financing Commitments (in each case, other than any authorization or representation letters described in clause (v) above). Seller hereby consents to Buyer’s reproduction of Seller’s logos solely in connection with the Financing; provided that (i) such logos are reproduced in a manner consistent with Seller’s reproduction of such logos (e.g., size and proportions) and (ii) such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage Seller or any of the Transferred Subsidiaries or the reputation or goodwill of Seller, any of the Transferred Subsidiaries or any of its or their respective products, services, offerings or Intellectual Property Rights. None of Seller or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability (other than any action specified in clauses (v) and (ix) above to the extent indemnified in the following sentence), to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case prior to the Closing Date. Buyer shall indemnify and hold harmless Seller, its Subsidiaries and their respective officers, directors, employees, agents, attorneys, accountants, advisors and other representatives from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 4.6(d)) and any information utilized in connection therewith (other than historical information relating to Seller or its Subsidiaries provided to Buyer in writing by the Seller), in each case, other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct (as determined by a final and non-appealable determination of a court of competent jurisdiction) of Seller, its Subsidiaries, or their respective officers, directors, employees, agents, attorneys, accountants, advisors and other representatives and this indemnification shall survive termination of this Agreement. Buyer shall, promptly upon written request by Seller, reimburse Seller for all documented and reasonable out-of-pocket costs (including attorneys’ fees) incurred by Seller or its Subsidiaries in connection with the cooperation of Seller contemplated by this Section 4.6(d).

(e) If (i) all conditions in Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) the Closing Date is required to occur pursuant to Section 1.7 and (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, Buyer shall draw down the full proceeds of the Equity Financing.

Section 4.7 Employee Matters. (a) Prior to the Closing Date, Buyer shall offer employment, effective as of the Closing, in a comparable position, at the same work location and on substantially comparable terms and conditions, to each Asset Transfer Employee who is not a member of a bargaining unit governed by a U.S. collective bargaining agreement. Prior to the Closing Date, Buyer shall offer employment, effective as of the Closing, in a comparable position, at the same work location and on substantially comparable terms and conditions, to each Asset Transfer Employee who is a member of a bargaining unit governed by a U.S. collective bargaining agreement assumed by Buyer pursuant to Section 4.7(g) and subject to the provisions of Section 4.7(g). Prior to the Closing Date, Buyer shall offer employment, effective as of the Closing, in a comparable position and at the same work location, and upon such other terms and conditions which Buyer may establish (provided such employees shall be offered the same base wage rates as immediately prior to the Closing), to each Asset Transfer Employee who is a member of a bargaining unit governed by a U.S. collective bargaining agreement not assumed by Buyer pursuant to Section 4.7(g). Seller and its Affiliates, as the case may be, shall terminate its employment relationship with all Asset Transfer Employees effective as of the Closing. Each of the employees who remains on the employment rolls of a Transferred Subsidiary as of the Closing, whether or not actively at work as of the Closing Date, and each of the Asset Transfer Employees who accepts Buyer’s offer of employment and whose employment is transferred to Buyer or an Affiliate of Buyer as of the Closing shall be a “Transferred Employee.”

(b) General Terms and Conditions of Employment. It is acknowledged and agreed that all Business Designated Employees who prior to the Closing are employees of the Transferred Subsidiaries shall remain employees of the Transferred Subsidiaries immediately following the Closing, and that the Closing of the transactions contemplated by this Agreement shall not change that status. Nothing in this Section 4.7(b) or in Section 4.7(c) below shall be construed to prevent the termination of any individual employee following the Closing Date.

(c) Employee Compensation and Benefit Plans.

(i) For the eighteen-month period immediately following the Closing Date, Buyer shall, or shall cause its Affiliates to, provide to each Transferred Employee who is not covered by a U.S. collective bargaining agreement (in respect of his or her service after the Closing) (A) base compensation and incentive compensation opportunities that are no less favorable than the base compensation and incentive compensation opportunities as in effect for each such Transferred Employee as of immediately prior to the Closing Date (it being understood that equity compensation shall not be included in determining the level of compensation to be provided) and (B) as of the Closing Date, welfare and retirement benefits that, in the aggregate, are no less favorable in the aggregate to those in effect for such Transferred Employee immediately before the Closing pursuant to the Benefit Plans which have been provided or made available to the Buyer (it being understood that retiree welfare benefits shall not be included in determining the level of benefits to be provided, and that no specific type of benefit is required to be provided). Subject to “effects bargaining” obligations, the Transferred Employees will be eligible to participate in the benefit and compensation plans, contracts, policies and arrangements of Buyer or its applicable Affiliates (including the benefit and compensation plans, contracts, policies and arrangements of the Transferred Subsidiaries maintained at or after the Closing) (the “Buyer Benefit Plans”) effective as of the Closing. Buyer shall, or shall cause its Affiliates, to provide severance benefits to any Transferred Employee who is laid-off or terminated during the one-year period immediately following the Closing Date in an amount that is equal to the greater of (x) (i) for U.S. Transferred Employees, to the extent no payments have been made thereunder, the severance benefits (including severance payments and continued health coverage) that the employee would have been entitled to pursuant to the terms of the applicable Benefit Plan in place as of the Closing Date and (ii) for non-U.S. Transferred Employees, the statutory severance benefits such employee is entitled to under applicable law and any additional severance benefits such employee is entitled to pursuant to the terms of any applicable Non-U.S. Benefit Plan in place as of the Closing Date and provided or made available to Seller and (y) the severance benefits provided under the severance arrangements of Buyer or its Affiliates.

(ii) From and after the Closing, Buyer shall, or shall cause its Affiliates to, cause each Buyer Benefit Plan in which Transferred Employees are or will become eligible to participate to credit for purposes of eligibility to participate, vesting, and, except with respect to retirement benefits, any level of benefits thereunder the service of such employees with Seller or its Affiliates (including the Transferred Subsidiaries) prior to the Closing as if such service were with Buyer or its Affiliates, to the same extent as such service was credited for such purpose by Seller or its Affiliates prior to the Closing, provided that no such service credit will be required to the extent it would result in a duplication of benefits. Subject to compliance with Section 4.7(b) and this Section 4.7(c), nothing herein shall limit the ability of Buyer or its Affiliates to amend or terminate any of the Transferred Subsidiary Plans or Buyer Benefit Plans in accordance with their terms and applicable Law at any time. As between Seller and its Affiliates (on the one hand) and Buyer and its Affiliates (on the other hand), Buyer and its Affiliates shall be responsible for all Liabilities in respect of severance (including any statutory severance obligations) for (i) any Asset Transfer Employees who do not become Transferred Employees, except to the extent an Asset Transfer Employee fails to accept an offer of employment that complies with Section 4.7(a), provided, that Buyer and its Affiliates shall not discourage an Asset Transfer Employee from accepting an offer of employment that complies with Section 4.7(a); and (ii) any Transferred Employees whose employment terminates at or following Closing. Except as otherwise provided in this Section 4.7, Seller and its Affiliates will be responsible for and will pay any and all severance, retention, relocation, termination and other compensation or benefit payments and any payments required to be made under the applicable collective bargaining agreements or works agreements, social plans or other collective agreements with employee representative bodies, and the applicable Taxes related thereto, which are or may become payable to any employee or former employee of Seller or its other Affiliates, as a result of any event giving rise to such payments which occurs prior to the Closing. Nothing in this Section 4.7 obligates Buyer or Seller or any of their Affiliates to provide duplicative severance benefits.

(iii) If any Transferred Employee becomes eligible to participate in a Buyer Benefit Plan that provides medical, dental, vision or other health benefits or disability or life insurance benefits, Buyer shall use its reasonable best efforts to cause each such Buyer Benefit Plan to (A) waive any preexisting condition limitations to the extent such conditions would have been covered under an analogous Benefit Plan that was applicable to such Transferred Employee (or his or her eligible dependents) immediately prior to the Closing Date, (B) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Transferred Employee (or his or her eligible dependents) on or after the Closing Date to the extent such Transferred Employee (or his or her eligible dependents) had satisfied any similar limitation or requirement under an analogous Benefit Plan that was applicable to such Transferred Employee immediately prior to the Closing Date and (C) recognize under such Buyer

Benefit Plan any co-payments, deductible payments, premium amounts and similar payments or expenses incurred by the Transferred Employees under any analogous Benefit Plan that was applicable to such Transferred Employee (or his or her eligible dependents) in the plan year that includes the Closing Date.

(iv) The Transferred Employees who are U.S. employees (the “U.S. Transferred Employees”) shall, as of the Closing Date, become eligible to participate in a U.S. tax-qualified defined contribution plan sponsored by Buyer or one of its Affiliates (“Buyer’s 401(k) Plan”). As of the Closing Date, Seller shall fully vest the applicable Transferred Employees in their account balances under the Cytec Employees’ Savings and Profits-Sharing Plan and the Cytec Employees’ Savings Plan (collectively, the “Seller’s 401(k) Plans”). Buyer agrees that Buyer’s 401(k) Plan will accept rollovers of the account balances of U.S. Transferred Employees (including participant loan promissory notes, subject to the following sentence) from Seller’s 401(k) Plans. With respect to the rollover of participant loans, Seller will take such actions as are reasonably necessary to ensure that such loans will not default as a result of the transaction, and Seller and Buyer will accommodate the loan rollover process for loans which, as of the date of the rollover, are not in default; provided, however, that any such rollover shall be subject to such administrative rules and procedures as may be mutually agreeable, the terms of the plans and receipt of a timely participant election.

(v) To the extent any Transferred Employee has satisfied the eligibility requirements to receive post-retirement medical and life insurance benefits under the terms of the Cytec Industries Inc. Retiree Medical Plan and the Cytec Industries Inc. Health and Welfare Benefits Plan (collectively, the “Seller Retiree Plans”) as of the Closing Date (such Transferred Employees, the “OPEB Eligible Employees”), Seller shall provide such benefits to each such OPEB Eligible Employee upon retirement from Buyer or one of its Affiliates, in each case, in accordance with the terms of the Seller Retiree Plans as then in effect and as may be amended from time to time. Following the Closing Date, Buyer shall promptly notify Seller upon the termination of employment of any OPEB Eligible Employee. Effective as of the Closing Date, Buyer shall, or shall cause its Affiliates to, cause each OPEB Eligible Employee to be eligible to participate in an employer-sponsored medical plan for the duration of each such OPEB Eligible Employee’s employment with Buyer or any of its Affiliates to the extent that such a plan is provided to other similarly situated employees.

(vi) As of the Closing Date, applicable U.S. Transferred Employees shall cease to accrue further benefits under the Cytec Past Service Retirement Plan, the Cytec Bargaining Employees’ Retirement Plan and the Cytec Salaried and Nonbargaining Employees’ Retirement Plan (each, a “Seller Defined Benefit Plan”). Seller shall fully vest as of the Closing Date each applicable U.S. Transferred Employee in his or her benefits under the applicable Seller Defined Benefit Plan to the extent accrued through the Closing Date. Following the Closing Date, each U.S. Transferred Employee shall continue to accrue service credit for early retirement benefits under the applicable Seller Defined Benefit Plan for the period of such employee’s employment with Buyer or any of Buyer’s Subsidiaries (including the Transferred Subsidiaries) on the same basis as if such period of employment were with Seller or any of Seller’s Subsidiaries. Following the Closing Date, Buyer shall promptly notify Seller upon the termination of the employment of any U.S. Transferred Employee. No Liabilities or assets shall be transferred to Buyer or any of Buyer’s Affiliates or Subsidiaries (including the Transferred Subsidiaries) with respect to any such plan benefiting any U.S. Transferred Employee.

(vii) From and after the Closing, Buyer shall, or shall cause its applicable Affiliates, including the Transferred Subsidiaries, to, assume and satisfy all Liabilities for claims incurred but not reported prior to the Closing Date by any Transferred Employee (or his or her beneficiary or eligible dependent) for medical, dental, vision, other health, life or disability benefits or expense reimbursement under any Benefit Plan, to the extent such Liabilities are reflected on the Closing Date Net Working Capital Statement and specifically identified within ten (10) days of the Closing Date, other than Liability for any such benefit or expense reimbursement that is fully insured by a third-party insurer under insurance policies of Seller or one of its Affiliates (other than a Transferred Subsidiary). For purposes of this Section 4.7(c)(vii), a claim shall be deemed incurred when the applicable medical service is provided to a Transferred Employee (or eligible dependent), drug or other medical device is purchased or used by a Transferred Employee (or eligible dependent), confinement of a Transferred Employee (or eligible dependent) commences, absence from employment due to disability of a Transferred Employee commences or the date of death of a Transferred Employee, as the case may be.

(d) In the event the Closing Date occurs prior to the date annual cash bonuses are paid for the calendar year commencing on January 1, 2012 and ending on December 31, 2012 (the “2012 Annual Bonuses”), Buyer shall be liable for the payment of and shall pay, no later than February 28, 2013, all such 2012 Annual Bonuses to the Transferred Employees who (A) remain employed through December 31, 2012 or (B) are involuntarily terminated without cause between the Closing Date and December 31, 2012, in an amount equal to at least the aggregate amount accrued for such bonuses as of the Closing Date, reflected on the Closing Date Net Working Capital Statement (and not in the Base Net Working Capital Value) and set forth on Schedule 4.7(d), which shall be delivered by Seller together with Seller’s Estimated Closing Net Working Capital Value. Buyer shall be liable for, and shall cause to be paid, the outstanding performance awards as set forth on Schedule 4.7(d) (the “Performance Award Payments”); provided that such amounts are reflected on the Closing Date Net Working Capital Statement (and not in the Base Net Working Capital Value) and set forth on Schedule 4.7(d), which shall be delivered by Seller together with Seller’s Estimated Closing Net Working Capital Value, and that Seller shall give Buyer timely notice of the Performance Award Payment amounts payable each year following the determination of such Performance Award Payment amounts.

(e) Seller shall be responsible for providing or discharging any and all notifications, benefits and Liabilities to Business Designated Employees and Government Entities required by WARN or by any other Law or any similar state plant closing or mass layoff statute, that are required to be provided based on actions of Seller or one of its Affiliates before the Closing, including as a result of the transactions contemplated hereby, and Buyer shall be responsible for any and all such matters and Liabilities following the Closing. Seller shall cooperate in assisting Buyer in distributing any notices that Buyer may desire to provide prior to the Closing in connection with actions by Buyer after the Closing that would result in a notice requirement under such Laws, subject to Seller’s prior review and reasonable comments thereto.

(f) As of the Closing Date, Buyer shall, or shall cause one or more of its Subsidiaries to, assume the Asset Transfer Plans with respect to Transferred Employees and shall hold harmless Seller and its Affiliates in respect of each such Asset Transfer Plan. To the extent that any current or former employees of Seller or any of its Affiliates (other than the Transferred Employees) participate in, or have accrued a benefit under, any of the Asset Transfer Plans or Transferred Subsidiary Plans, Seller shall cause the benefits accrued by such employees under each such plan through the Closing Date to be fully vested as of the Closing Date. To the extent that any Transferred Employees participate in, or have accrued a benefit under, any Benefit Plan retained by Seller or any of Seller’s Subsidiaries (other than the Transferred Subsidiaries), Seller shall cause the benefits accrued by such employees under each such plan through the Closing Date to be fully vested as of the Closing Date.

(g) As of the Closing, Buyer shall, or shall cause one or more of its Subsidiaries to (i) assume the collective bargaining agreements set forth on Schedule 4.7(g)(i); and (ii) subject to Seller’s or any of its Affiliates’ acceptance of such assumption, to assume the collective bargaining agreements set forth on Schedule 4.7(g)(ii). To the extent that the assumption by Buyer or its Subsidiaries of any of the collective bargaining agreements set forth on Schedule 4.7(g)(i) or (ii) requires consent of the applicable labor union, Buyer shall, or shall cause one of its Subsidiaries, to negotiate in good faith with the applicable labor union to assume the obligations of the Seller and its Affiliates under such collective bargaining agreement. Seller shall remain solely responsible for any and all effects bargaining obligations imposed upon it by the National Labor Relations Act and any similar Law, and any payments or claims associated with or arising out of such bargaining.

(h) Buyer and Seller acknowledge and agree that all provisions contained in this Section 4.7 are included for the sole benefit of Buyer and Seller and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Buyer or Seller or their respective Affiliates, or any dependent or beneficiary thereof, or (iii) otherwise obligate Buyer or Seller or any of their respective Affiliates to maintain any particular employee benefit plan or retain the employment of any particular employee following the Closing Date.

(i) Buyer and Seller each shall, and shall each cause its respective Affiliates to, timely comply with all applicable labor or employment Laws of the applicable jurisdictions and any collective bargaining agreements applicable to the Business Designated Employees to inform and/or consult with the relevant local and European works councils, in each case in connection with the transactions contemplated hereby. Buyer and Seller shall reasonably cooperate with each other with respect to the provision of information required or desirable to be provided to any works council in respect of the transactions contemplated hereby.

(j) Forms W-2. The parties hereby adopt, if applicable, for purposes of this Agreement and the transactions contemplated hereby, the standard procedure provided in Section 4 of Revenue Procedure 2004-53, I.R.B. 2004-34 in respect of the U.S. Transferred Employees.

(k) In case that a Post-Signing Restructuring Transaction includes a transfer to another Person of assets or Liabilities which are not related to the Business, Seller or its Affiliates shall offer employment, effective as of the closing of the relevant Post-Signing Restructuring Transaction, in a comparable position, at the same work location, on substantially comparable terms and conditions and under recognition of the continuity of the employment and the employees’ years of service, to each of the employees who are affected by the relevant Post-Signing Restructuring Transaction and are not Business Designated Employees who are identified on Schedule 4.7(k) (the “Non-Business Designated Employees”). Seller and its Affiliates shall be responsible for the Liabilities in respect of severance and other termination costs of (i) Non-Business Designated Employees who do not become Transferred Employees and (ii) Non-Business Designated Employees who become Transferred Employees and whose employment terminates at or following closing of the relevant Post-Signing Restructuring Transaction.

(l) Buyer shall be liable for the payment of and shall pay, or cause its Affiliates to pay, no later than thirty (30) days following the Closing Date, to the Transferred Employees who were not Asset Transfer Employees an amount equal to (i) the value of any unvested restricted stock units and (ii) the “in the money” value of any unvested stock options and stock appreciation rights, in each case, which are held by such Transferred Employee immediately prior to the Closing and which were cancelled at the Closing in accordance with the terms of the Seller’s 1993 Stock Award and Incentive Plan (the “Equity Award Payments”). Seller shall provide Buyer with a schedule of all Equity Award Payments to be made to such Transferred Employees within ten (10) days of the Closing Date. The aggregate amount of the Equity Award Payments shall be reflected as a Current Liability on the Closing Date Net Working Capital Statement (and not in the Base Net Working Capital Value), which shall be delivered by Seller together with Seller’s Estimated Closing Net Working Capital Value. Seller shall cancel the unvested restricted stock units, stock options and stock appreciation rights held by the Asset Transfer Employees who become Transferred Employees immediately prior to the Closing and Seller shall pay to each such Transferred Employee (i) the value of the cancelled restricted stock units and (ii) the “in the money” value of the cancelled stock options and stock appreciation rights held by such Asset Transferred Employee immediately prior to the Closing, and shall make such payments within thirty (30) days following the Closing Date.

Section 4.8 Intellectual Property Matters.

(a) Interest in Intellectual Property Rights. Except as expressly provided in this Agreement or the Ancillary Agreements, Buyer (on behalf of itself and its Affiliates, including the Transferred Subsidiaries) acknowledges and agrees that it is not purchasing, acquiring, licensing or otherwise obtaining any right, title or interest in or to (i) any Intellectual Property Rights owned or licensed by Seller or any of its Affiliates (other than the Transferred Subsidiaries), including any Cylink Trademark; (ii) any Trademark that is a variation, combination or derivative of any or all of the foregoing; or (iii) any other Trademark owned or licensed by Seller or any of its Affiliates (other than the Transferred Subsidiaries) or any combination or derivative thereof, or in each case, any Trademark confusingly similar thereto, whether Registered or not (all such Trademarks, collectively, “Seller Trademarks”) and any such right, title or interest of Buyer or its Affiliates (including the Transferred Subsidiaries) relating to any of the foregoing (whether written or oral) existing prior to the Closing shall automatically terminate simultaneously with and effective as of the Closing. Except as expressly provided in this Agreement or the Ancillary Agreements, from and after the Closing Date, Buyer shall, and shall cause its Affiliates (including the Transferred Subsidiaries) to, cease and discontinue promptly after the Closing Date any and all uses of any and all Intellectual Property Rights owned or licensed by Seller or any of its Affiliates (other than the Transferred Subsidiaries), including the Seller Trademarks.

(b) Except as may be consented to in writing by Buyer, after the date of this Agreement and before the Closing:

(i) Seller and its Affiliates shall make such payments and take such other actions as are reasonably necessary to maintain Registered Owned Intellectual Property Rights, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions by the patent, copyright, trademark or other authorities in any jurisdiction or documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Owned Intellectual Property Rights; and

(ii) Seller and its Affiliates shall provide information to Buyer upon Buyer’s reasonable written request about the status of any pending applications for Registered Owned Intellectual Property Rights (including reissues, renewals and the like) and, subject to compliance with any Law relating to competition, restrictive trade practices, unfair competition, antitrust, monopolies, fair trading or restraint of trade or other legal requirements, Buyer and Seller shall consult and cooperate in good faith regarding the prosecution of pending applications for Registered Owned Intellectual Property Rights and Seller shall allow Buyer to provide reasonable instruction and direction as to the prosecution of such applications.

(c) With respect to Transferred Intellectual Property Rights that are Registered, Seller and its Affiliates (other than the Transferred Subsidiaries) shall complete the assignment of record ownership of such assets to Buyer or its designee and the transfer to Buyer or its designee, at Seller’s expense, of files relating thereto promptly after the Closing but in any event within sixty (60) days after the Closing Date. Buyer shall make available to Seller any Transferred Employees as necessary to assist Seller in connection with Seller’s obligations pursuant to this Section 4.8(c).

(d) Upon receipt of a written request from Buyer prior to Closing with respect to any item of Registered Transferred Intellectual Property Rights, Seller and its Affiliates shall submit to the appropriate patent, copyright and trademark Government Entities for recordation as promptly as reasonably practicable all Title Documentation available to Seller or any of its Affiliates to evidence true and complete chain of title ownership of each item of Registered Transferred Intellectual Property Rights (collectively, the “IP Recordations”). Seller and its Affiliates shall deliver to Buyer on or promptly after Closing true and complete copies of all prior IP Recordations and Title Documentation available to Seller and its Affiliates with respect the Registered Transferred Intellectual Property Rights. Upon receipt of the Title Documentation, Buyer shall be responsible for all IP Recordations. With respect to the costs and expenses related to the IP Recordations for any item of Registered Transferred Intellectual Property Rights, Buyer and Seller shall each bear fifty percent (50%) of the costs and expenses.

(e) Certain Obligations. Buyer hereby irrevocably and unconditionally agrees not to, and to cause its Affiliates (including the Transferred Subsidiaries) not to, (a) use, disclose or otherwise exploit any Intellectual Property Rights that are subject to an exclusive license or exclusive option pursuant to any of the agreements listed on Schedule 4.8(e) (such Intellectual Property Rights, “Cyanamid IP”), (b) manufacture, have manufactured, sell, offer for sale, use, import or otherwise exploit any compound, product or service (or combination of any of the foregoing) that uses or infringes any Cyanamid IP or (c) practice any method or process claimed or covered by any Cyanamid IP, in each case, from and after the Closing Date in any field that is subject to such exclusive license or exclusive option. Buyer hereby agrees that prior to the sale or other transfer by it (or any of its Affiliates) to any Person of the Business or all or substantially all of the Transferred Assets, or a substantial part of the assets, rights or properties of the Transferred Subsidiaries, or any part of the Cyanamid IP, Buyer shall notify such Person of the terms of this Section 4.8(e) and the provisions of this Agreement related thereto, and shall cause such Person to be bound in writing by the provisions of this Section 4.8(e) as a successor to Buyer.

Section 4.9 Restructuring Transactions. Seller shall use reasonable best efforts to cause the actions and transactions described on Schedule 4.9 (such actions and transactions, together with any Pre-Signing Restructuring Transactions that are continuing after the date hereof, the “Post-Signing Restructuring Transactions”) to be implemented as set forth on Schedule 4.9 prior to the Closing. From and after the Closing, each of Seller and Buyer agrees to cooperate with the other to cause any Post-Signing Restructuring Transactions that have not been completed to be completed as mutually agreed by Seller and Buyer. Prior to formation of any new entity or entities necessary or desirable in connection with the Post-Signing Restructuring Transactions, Seller shall provide Buyer with notice of the form of the entity, and prior to the formation of the entity, Seller shall consider any reasonable modifications thereto suggested by Buyer (including those relating to Tax and the Debt Financing), though Seller shall not be required to accept such modifications.

Section 4.10 Certain Guarantees.

(a) Without in any way affecting any obligation of Seller or any of its Affiliates prior to the Closing in respect thereof, Buyer shall cause Seller and its Affiliates (other than the Transferred Subsidiaries) to be removed or released, effective as of the Closing, in respect of all obligations of Seller and such Affiliates under each of the guarantees, indemnities, surety bonds, letters of credit and letters of comfort obtained by Seller and such Affiliates for the benefit of the Transferred Subsidiaries that are described in Schedule 4.10 and, to the extent commercially reasonable to achieve such removal or release, shall agree to substitute itself in the place of Seller and its Affiliates. Seller and its Affiliates shall take all actions reasonably requested by Buyer or its Affiliates in connection with any such removal or release. Buyer agrees to indemnify and hold harmless Seller and its Affiliates from and against any Losses incurred by Seller and its Affiliates after the Closing under or pursuant to any such guarantee, indemnity, surety bond, letter of credit or letter of comfort.

(b) From the date of this Agreement until the Closing Date: (i) Seller shall use its commercially reasonable efforts to reach an agreement with the Specified Third Party whereby Seller and its Affiliates (other than the Transferred Subsidiaries) are removed or released in respect of all their respective obligations under the Specified Guarantee and substituted by one or more of the Transferred Subsidiaries and (ii) if Seller is unable to reach such an agreement with the Specified Third Party, Seller shall use its commercially reasonable efforts to reach an agreement with the Specified Third Party whereby the potential Liabilities of Seller and its Affiliates (other than the Transferred Subsidiaries) under the Specified Guarantee are capped at a specified maximum amount; it being understood that, except as provided below (and except to the extent of its expenditure of efforts as contemplated hereby), Seller shall not be required to incur any Liabilities in connection with the foregoing. From and after the Closing, if Seller or any of its Affiliates continue to have any obligations under the Specified Guarantee, then: (i) Buyer shall use its commercially reasonable efforts to cause Seller and its Affiliates to be removed or released in respect of their respective obligations under the Specified Guarantee and replaced with itself or a Transferred Subsidiary in the place of Seller and its Affiliates with respect to such obligations, (ii) indemnify and hold harmless Seller and its Affiliates from and against any Losses incurred by Seller and its Affiliates (other than the Transferred Subsidiaries) from and after the Closing under or pursuant to the Specified Guarantee and (iii) pay Seller a $50,000 per annum fee (payable quarterly) for so long as Seller or one of its Affiliates remains obligated under the Specified Guarantee (provided that to the extent Seller and its Affiliates are released under such guarantee, such fee shall be payable for the portion of the year prior to such release, and provided further that notwithstanding the obligation to pay such fee, Buyer shall continue to use its commercially reasonable efforts to reach an agreement with Specified Third Party whereby Seller and its Affiliates are removed or released in respect of all their respective obligations under the Specified Guarantee with respect to the Specified Liability). In addition: (a) at the Closing Buyer shall provide replacement credit support (such as a bank guarantee or letter of credit) from one or more of its lenders under the Debt Financing in replacement of the Specified Guarantee with respect to $7,000,000 of the Specified Liability and (b) not later than the 180th day following the Closing, to the extent that Seller and its Affiliates continue to be guarantors under the Specified Guarantee with respect to any portion of the Specified Liability and to the extent permitted by Specified Third Party and under Buyer’s Financing Commitments, Buyer shall obtain replacement credit support from one or more of its lenders under Debt Financing in replacement of the Specified Guarantee up to the then outstanding amount of the Specified Liability. Seller and its Affiliates shall cooperate with Buyer and its Affiliates with respect to such removal, release or replacement after the Closing and with respect to efforts to limit the Specified Guarantee to the amount of the underlying Liability. Buyer shall be responsible for any and all of its and its Affiliates expenses in connection with this Section 4.10. As used herein, the term “Specified Liability” shall mean that portion of the Liability underlying the Specified Guarantee up to $21,000,000 as may be reduced from time to time as such Liability is eliminated.

Section 4.11 Non-Competition. Seller shall not, and shall cause its Affiliates not to, engage, directly or indirectly, in competition with the Business as conducted as of the date of this Agreement for a period of thirty-six (36) months after the Closing Date. Seller and its Affiliates shall not be deemed to violate the provisions of this Section 4.11 by reason of (i) researching, developing, manufacturing, marketing or selling Products outside the Excluded

Field or (ii) the acquisition of a Person that, as of the date of the acquisition, engages in a business which competes with the Business, so long as (A) the total consolidated revenues of such Person from its activities in competition with the Business for the fiscal year ended immediately prior to such acquisition do not exceed thirty percent (30%) of the total consolidated revenues of such Person for such fiscal year and (B) Seller or its Subsidiaries divest such competitive business operations so acquired not later than one (1) year after the acquisition is completed; provided that Seller shall use its reasonable best efforts to promptly notify Buyer of such divestment pursuant to clause (ii)(B) prior thereto and to afford Buyer the opportunity to initiate and participate in good-faith discussions in respect of Buyer’s ability to acquire such competitive business operations. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.11 is invalid or unenforceable, the parties agree any Chosen Court shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall thereupon be enforceable as so modified.

Section 4.12 Certain Matters Related to Cyanamid and the PSA Disposition Agreement.

(a) Buyer hereby irrevocably and unconditionally agrees that it shall not, and shall not permit any of its Affiliates (including the Transferred Subsidiaries) to, make any claims against, or seek any indemnity from, Cyanamid or any of Cyanamid’s successors in interest in respect of any Losses for which any Seller Indemnified Party is obligated to indemnify Cyanamid under the Transfer and Distribution Agreement, dated December 17, 1993, between Seller and Cyanamid, including any agreements listed as exhibits thereto, to the extent such Losses are an Assumed Liability or a Liability of a Transferred Subsidiary that is not a Retained Liability or for which Buyer is otherwise required to indemnify any of the Seller Indemnified Parties pursuant to this Agreement.

(b) In accordance with Section 6.13(c) of the PSA Disposition Agreement, Buyer hereby irrevocably and unconditionally agrees that (i) Buyer shall, and shall cause its Affiliates (including the Transferred Subsidiaries) to, comply with the restrictions set forth in Section 6.13(a) of the PSA Disposition Agreement, from the Closing Date until the date that is three (3) years after the closing of the transactions contemplated by the PSA Disposition Agreement, solely in respect of Buyer and its Affiliates’ (including the Transferred Subsidiaries’) operation of the Coating Resins Business (as defined in the PSA Disposition Agreement), and (ii) Henkel AG & Co. KGaA (the “PSA Buyer”) shall be entitled to enforce the restrictions set forth in the preceding clause (i) directly against Buyer.

(c) Buyer hereby irrevocably and unconditionally agrees that Buyer and its Affiliates (including the Transferred Subsidiaries) shall be subject to, and Buyer shall and shall cause its Affiliates (including the Transferred Subsidiaries) to comply with, the provisions set forth in Sections 2.04(c)(iii)-(v), 6.08, 6.15(a), 6.18 and 6.19(e) of the PSA Disposition Agreement, which sections shall be applied mutatis mutandis as if Buyer were Seller thereunder, in each case to the extent applicable to the Transferred Subsidiaries or Transferred Assets.

(d) Seller shall not amend or expressly waive any provision of the PSA Disposition Agreement without prior notice to Buyer, and any such amendment or express waiver that relates to the provisions of the PSA Disposition Agreement referred to in this Section 4.12 and adversely affects Buyer or any of the Transferred Subsidiaries shall also require Buyer’s prior consent.

(e) Buyer hereby agrees that prior to the sale by it to any Person of the Business or all or substantially all of the Transferred Assets, or a substantial part of the assets, rights or properties of the Transferred Subsidiaries, and prior to the assumption of all or a substantial part of the Liabilities of the Transferred Subsidiaries or the Assumed Liabilities by such Person, Buyer shall notify such Person of the terms of this Section 4.12 and the provisions of this Agreement related thereto, and shall cause such Person to be bound by the provisions of Section 4.12(a), (b) or (c) as a successor to Buyer.

Section 4.13 Shared Contracts; Excluded Contracts.

(a) With respect to each of the Shared Contracts, from the Closing Date until the earlier of (i) two (2) years following the Closing Date and (ii) the expiration or termination of such Shared Contract (the “Shared Contract Period”), Seller shall use its commercially reasonable efforts to provide to Buyer the full benefits of use of all claims, rights and benefits that are Related to the Business to which Seller is entitled under such Shared Contract and Seller shall not, and shall not permit any of its Affiliates (other than the Transferred Subsidiaries) to, amend, modify or terminate such Shared Contract to materially and adversely affect any claims, rights or benefits to which Seller is entitled under such Shared Contract that are Related to the Business; provided that, if the Shared Contract Period ends at two (2) years following the Closing Date and such Shared Contract has not expired or been terminated, Seller may elect to, at its sole discretion, continue such arrangement by providing to Buyer written notice thirty (30) days prior to the end of such Shared Contract Period, in which case such arrangement shall continue and be extended for the period of time set forth in such notice (except that such extended period shall automatically end if such Shared Contract expires or is terminated before the end of the period set forth in such notice, in which case, the parties hereto shall have no further obligations to each other in connection with such Shared Contract).

(b) Buyer acknowledges and agrees that to the extent that Buyer or any of its Affiliates (including the Transferred Subsidiaries) is allowed the benefits of use of any claims, rights or benefits under any Shared Contract, Buyer shall be responsible for and shall indemnify and hold harmless the Seller Indemnified Parties from and against, and shall pay to the relevant Seller Indemnified Party promptly upon receipt of any invoice from Seller, (i) all Losses incurred by any Seller Indemnified Party under any such Shared Contract to the extent of Buyer’s or any of its Affiliates’ (including the Transferred Subsidiaries’) use or exercise of any such claims, rights or benefits under such Shared Contract (including any acts or omissions of Buyer or any of its Affiliates (including the Transferred Subsidiaries) or any failure of such entities to comply with all terms and conditions of such Shared Contract) and (ii) all Liabilities of Seller and its Affiliates (other than the Transferred Subsidiaries) arising out of or resulting from such Shared Contract, to the extent that such Liabilities are attributable to claims, rights, benefits or obligations of Buyer or any of its Affiliates (including the Transferred Subsidiaries) under such

Shared Contract. Seller acknowledges and agrees that to the extent that any Shared Contract of a Transferred Subsidiary is not transferred from such entity prior to the Closing, then until such Shared Contract is transferred in accordance with this Agreement, Seller shall be responsible for and shall indemnify and hold harmless the Buyer Indemnified Parties from and against, and shall pay to the relevant Buyer Indemnified Party promptly upon receipt of any invoice from Buyer, (i) all Losses incurred by any Buyer Indemnified Party under any such Shared Contract to the extent of Seller’s or any of its Affiliates’ use or exercise of any such claims, rights or benefits under such Shared Contract (including any acts or omissions of Seller or any of its Affiliates or any failure of such entities to comply with all terms and conditions of such Shared Contract) and (ii) all Liabilities of Buyer and its Affiliates arising out of or resulting from such Shared Contract, to the extent that such Liabilities are attributable to claims, rights, benefits or obligations of Seller or any of its Affiliates under such Shared Contract.

(c) With respect to each of the Contracts listed on Schedule 4.13(c), Seller shall take the actions set forth on Schedule 4.13(c) in relation to such Contract; it being understood that, except as set forth on Schedule 4.13(c), Seller and its Affiliates shall not be required to incur any fees, costs, expenses or obligations to provide Buyer and its Affiliates (including the Transferred Subsidiaries) with any of the benefits of such Contract. For any such Contract to which Seller obtains consent from the applicable counterparty prior to or as of the Closing to extend some or all of the benefits of such Contract to Buyer and its Affiliates (including the Transferred Subsidiaries), the Seller Disclosure Schedules shall be amended and restated to list such Contract (to the extent of such benefits, if less than all) on Schedule 1.2(o) and remove such Contract from Schedule 4.13(c) as if it were originally listed in such manner for purposes of this Agreement.

(d) Buyer acknowledges and agrees that, with respect to each of the Contracts listed on Schedule 4.13(d) (together with the Contracts listed on Schedule 4.13(c), the “Excluded Contracts”), Buyer and its Affiliates (including the Transferred Subsidiaries) shall bear sole responsibility (including with respect to any fees, costs and expenses) for (i) obtaining a separate software license from the applicable licensor or (ii) entering into an alternative arrangement, as applicable, in either case, to obtain any benefits granted by such Contract to Seller and its Affiliates that are necessary to carry out the Business as conducted by Seller and its Affiliates (including the Transferred Subsidiaries) as of the date of this Agreement. For clarity, Seller and its Affiliates (other than the Transferred Subsidiaries) do not and shall not have any obligation to Buyer and its Affiliates (including the Transferred Subsidiaries) with respect to such Contracts.

Section 4.14 Insurance.

(a) From and after the Closing, with respect to any Loss (i) for which Seller has an indemnification obligation to any Buyer Indemnified Party pursuant to Article VI and (ii) that is or may be covered by any Transferred Insurance Policy, Buyer agrees to use its reasonable best efforts to seek proceeds from such Transferred Insurance Policy in connection with such Loss prior to seeking indemnification from Seller pursuant to Article VI.

(b) From and after the Closing, Buyer shall, or shall cause its Affiliates to, assign, to the extent assignable, to Seller any proceeds of the third-party Transferred Insurance Policies to the extent related to any Retained Liabilities or Excluded Liabilities. Buyer agrees to use its reasonable efforts to obtain any necessary consents or approvals of any insurance company or other third party relating to any such assignment. If such proceeds are not assignable, Buyer agrees to pay any such proceeds received by it or any of its Affiliates to Seller promptly upon the receipt thereof.

(c) In respect of events that existed prior to the Closing that are covered by Seller’s or its Affiliates’ (other than the Transferred Subsidiaries) insurance policies, Buyer may, to the extent permitted by such policies, make new claims and/or pursue existing claims thereunder. Seller shall provide notice of claims occurring prior to the Closing to such insurers as may be required under such policies in order to preserve the right to insurance thereunder. Without limiting the generality of the foregoing, from and after the Closing, Seller shall, or shall cause its Affiliates to, assign, to the extent assignable, to Buyer any proceeds of its insurance policies to the extent related to the Business, the Transferred Assets, the Assumed Liabilities, the assets, rights, properties and Liabilities of the Transferred Subsidiaries that are not Retained Liabilities, the Shares or the GmbH Shares. Seller agrees to use its reasonable efforts to obtain any necessary consents or approvals of any insurance company or other third party relating to any such assignment. If such proceeds are not assignable, Seller agrees to pay any such proceeds received by it or any of its Affiliates to Buyer or its designee promptly upon the receipt thereof.

(d) Prior to the Closing, if and to the extent the Business suffers an insurable loss relating to a Transferred Asset, Assumed Liability or Transferred Subsidiary and receives the proceeds of any insurance claim with respect thereto, Seller shall apply such proceeds to such loss.

Section 4.15 Non-Solicitation and No-Hire of Employees. Except as otherwise provided in this Agreement, from the date of this Agreement until the eighteen-month anniversary of the Closing Date, each of Seller and Buyer will not, nor will it cause any of its Affiliates (including, in the case of Buyer, the Transferred Subsidiaries) to, directly or indirectly, solicit for employment or hire any employee or independent contractor of the other party hereto or its Affiliates, other than any employee or independent contractor whose relationship is terminated by such other party or its Affiliate without cause; provided that this Section 4.15 shall not prohibit general mass solicitations of employment not specifically directed toward the other party’s Affiliates or employees. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.15 is invalid or unenforceable, the parties agree any Chosen Court shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall thereupon be enforceable as so modified.

Section 4.16 Certain Consents and Waivers. Prior to the Closing Date, Seller shall use its reasonable best efforts to obtain the waivers and consents described on Schedule 4.16, in each case, in a form approved by Buyer. Notwithstanding Section 8.6, all out-of-pocket costs and expenses incurred in connection with obtaining any such waivers and consents shall be borne entirely by Buyer.

Section 4.17 Further Assurances.

(a) From time to time after the Closing, each party hereto shall, and shall cause its Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other party hereto and necessary for the requesting party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated hereby. Without limiting the generality of the foregoing, to the extent that Buyer or Seller discovers following the Closing that (i) any asset that was intended to be transferred pursuant to this Agreement, directly or indirectly, was not transferred at the Closing, Seller shall or shall cause its Affiliates promptly to assign and transfer to Buyer all right, title and interest in such asset or (ii) any asset that was intended to be an Excluded Asset pursuant to this Agreement was not transferred, if applicable, directly or indirectly, prior to the Closing, Buyer shall, or shall cause its Affiliates to, promptly assign and transfer to Seller all right, title and interest in such Excluded Asset. As of the Closing, Seller shall assign to Buyer or to a Transferred Subsidiary all preliminary agreements with prospective purchasers relating to the transactions contemplated hereby, provided that Seller shall retain the benefit of “standstills” and similar obligations relating to Seller, as reflected in the definition of Transferred Contracts. In the event that, following the Closing, there are actions that are required to be taken by Seller any of its Affiliates or by one or more of the Transferred Subsidiaries in connection with the assumption of any Retained Liability or the retention of any Excluded Liability by Seller or any of its Affiliates or the assumption of any Assumed Liability by Buyer or any of its Affiliates, Seller, Buyer or their respective Affiliates, as the case may be, will take such action or actions as promptly as practicable. From and after the Closing, (i) Seller shall promptly cause to be paid to Buyer or any designated Affiliate thereof (including any Transferred Subsidiary) any funds received in settlement of any accounts receivable related to the Business or otherwise related to the Business, the Transferred Assets, the Shares, the GmbH Shares or the JV Entities that Seller or any of its Affiliates receives after the Closing Date and (ii) Buyer shall promptly cause to be paid to Seller or any designated Affiliate thereof any funds received with respect to any Excluded Assets, Excluded Liabilities or Retained Liabilities that any of such parties or any of their respective Affiliates receives after the Closing.

(b) Notwithstanding the foregoing, with respect to accounts receivable in respect of the San Fernando site, at Seller’s expense, Buyer shall use its commercially reasonable efforts to collect such receivable on behalf, and for the benefit (net of any Tax Liabilities incurred by Buyer in connection with the receipt of any such amounts), of Seller, including, if requested by Seller and at Seller’s expense, pursuing any action, suit or proceeding in respect thereof against any Government Entity that Seller may in its sole discretion deem proper in order to assert or enforce any right, title or interest of Seller in respect thereof; provided that any such action, suit or proceeding shall have been commenced by Seller prior to the Closing; and provided further, that in the event that Buyer determines that its pursuit of such matter would be reasonably likely to have a detrimental and material effect on its or its Affiliates’ relationship with such counterparty or on the Business, (i) Buyer and Seller shall cooperate and use their commercially reasonable efforts to transfer the receivable and the right to pursue the claim to Seller and (ii) Buyer shall bear 50% of any value added Tax payable by Seller in connection with such transfer. Buyer shall be entitled to retain 10% of any net amounts recovered by Buyer and its Affiliates with respect to such receivable. Buyer shall cause Transferred Employees who perform legal functions on behalf of the Business to provide reasonable assistance with any such action, suit or proceeding; provided that such assistance does not unreasonably interfere with the performance of such employees’ duties on behalf of Buyer and its Subsidiaries and that Seller shall bear documented and reasonable out-of-pocket costs of such assistance.

Section 4.18 Affiliates of Seller. Seller hereby agrees to cause each of its Affiliates to execute the Ancillary Agreements and Restructuring Agreements to which it is a party, and such other documents or agreements referred to in the last sentence of Section 2.3.

Section 4.19 Exclusive Negotiations. From and after the date hereof until the Closing, Seller shall not, directly or indirectly: (a) solicit, encourage, negotiate, discuss, accept or approve any offers or proposals from, or enter into any agreement with, any Person other than Buyer involving the offer, sale or disposition of the Business, the Shares or the GmbH Shares, the Transferred Subsidiaries, or any Transferred Assets (whether by sale, merger or otherwise) (except for the sale of Products in the ordinary course and not otherwise prohibited by Section 4.3), (b) provide any non-public information concerning the Business or the Transferred Subsidiaries (including the businesses, operations, properties, assets, Liabilities, employees, customers, suppliers or condition (financial or otherwise) thereof) to any Person other than Buyer, except as required by any applicable Law (and in such case, on prior notice to Buyer), or (c) waive any provision of any non-disclosure or other agreement entered in connection with the sale of the Business (other than any standstill provision thereof relating to Seller). Seller shall notify Buyer promptly of any offers or proposals of the kind described in (a) above. Upon the execution of this Agreement, Seller shall promptly terminate any third party’s and any of such third-party’s advisors’ access to the Data Room, and at the Closing, Seller shall assign to Buyer all of the contents contained in such Data Room to the extent such contents are included in the Transferred Assets and are not held by a Transferred Subsidiary.

Section 4.20 Notices of Certain Events. Each party hereto shall promptly notify the other of any fact, circumstance, event or action the existence, occurrence or taking of which (a) has resulted in, or could reasonably be expected to result in, the representations and warranties made by such party hereunder not being true and correct so as to cause the condition set forth in Section 5.2(a) or Section 5.3(a), as applicable, to fail to be satisfied; (b) any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the execution of this Agreement or any Ancillary Agreement or Restructuring Agreement or the consummation of the transactions contemplated hereby or thereby if the failure to obtain such consent or approval would be material to the Business; (c) any notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement; (d) has resulted in, or could reasonably be expected to result in, the failure of any of the other conditions set forth in Section 5.1, Section 5.2 or Section 5.3 to be satisfied or (e) any actions commenced or, to the Knowledge of such party, threatened, that relate to the execution of this Agreement or any Ancillary Agreement or Restructuring Agreement or the consummation of the transactions contemplated hereby or thereby. Neither party’s receipt of information pursuant to this Section 4.20 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made in this Agreement or any party’s right to indemnification hereunder, and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 4.21 Cash Sweep. At least one (1) Business Day prior to the Closing Date, Seller shall cause each Transferred Subsidiary to dividend or otherwise distribute to Seller all Cash (other than Necessary Operating Cash) to the extent permitted by applicable Law or use such Cash to repay existing Bank/Other Indebtedness (provided that any such dividend, other distribution or repayment shall be without Liability to the Business or Buyer or its Affiliates (including the Transferred Subsidiaries) except to the extent that it results in intercompany loans among the Transferred Subsidiaries).

Section 4.22 Discharge of Indebtedness. Except for (i) indebtedness for borrowed money that would be an Assumed Liability or indebtedness for borrowed money of a Transferred Subsidiary, in either case, that is incurred after the date of this Agreement that Buyer notifies Seller should remain outstanding, (ii) intercompany loans among the Transferred Subsidiaries or (iii) indebtedness listed on Schedule 1.9(h), prior to the Closing, Seller shall repay, discharge and terminate in full all indebtedness for borrowed money that is an Assumed Liability or is indebtedness for borrowed money of a Transferred Subsidiary (including any indebtedness for borrowed money owed to Seller or its Affiliates (other than the Transferred Subsidiaries)); provided that Seller shall only repay, discharge and terminate the indebtedness for borrowed money set forth on Schedule 4.22 at Buyer’s prior written instruction.

Section 4.23 LuxCo Restructuring. As soon as practicable following the date hereof, the Seller shall cause to be formed a new Luxembourg Sarl, to which it shall transfer all of the Shares (such entity the “Lux HoldCo” and such transactions collectively the “LuxCo Restructuring”); provided that, prior to such formation, Seller shall provide Buyer with notice of the steps related to the LuxCo Restructuring, and any reasonable modifications thereto suggested by Buyer (including those relating to Tax and the Debt Financing) shall be taken into account (but only to the extent that Buyer bears all additional costs or Liabilities associated with such modifications). The Lux HoldCo shall not prior to Closing have any Liabilities or assets other than the ownership of securities formerly referred to as “the Shares”, and such amount of cash as reasonably necessary for the formation of Lux HoldCo under applicable Law, shall be duly organized, validly existing and in good standing, and shall, following the LuxCo Restructuring, have good and valid title to the securities formerly referred to as “the Shares”. The parties agree that Lux Holdco shall elect to be treated, effective as of the date of its formation, as an entity disregarded from its owner for United States Tax purposes.

Section 4.24 Tax Ruling Regarding German Real Estate Transfer Tax. At the request of Buyer, Seller shall cause Cytec Surface Specialties S.A. to request a tax ruling (with the assistance of advisors, if any, that Buyer may choose in its reasonable discretion) from the competent German Taxing Authority with regard to certain questions regarding German real estate transfer tax. Costs in connection which such request for such tax ruling (including the reasonable costs of advisors, if any, chosen by Buyer for this purpose) shall be borne by the Buyer. Buyer shall prepare and deliver to Seller drafts of the documents required to make such request and shall assist in preparing the request as is reasonably requested by Seller.

Section 4.25 Amendment of the Articles of Association of Surface Specialties Holding GmbH. At the request of Buyer, Seller and Cytec Surface Specialties S.A., in their capacity as sole shareholders of Surface Specialties Holding GmbH, shall cause Surface

Specialties Holding GmbH to amend its articles of association prior to Closing so that, with effect from no later than the Closing Date, the GmbH Shares will only confer to any holder thereof the right to receive a fixed amount of 15% per annum of the nominal value of the GmbH Shares and will not confer any right to receive any additional dividends or to participate in any other way in the economic value of Surface Specialties Holding GmbH to any holder thereof.

Section 4.26 Structure Cooperation.

(a) From and after the date hereof, Seller and Buyer agree that they will cooperate and work together in good faith to determine and consider mutually agreeable modifications to the Post-Signing Restructuring Transactions, if any.

(b) For purposes of benefiting from the provision set out under article 223 B 9th al. (c) of the French Code général des impôts, Buyer expressly indicates that the acquisition of the Shares contemplated hereby is made with the intent that, following the Closing and within the shortest time frame possible (which in any case will not exceed the time necessary to complete the incorporation formalities of a French acquisition entity) such French acquisition entity shall directly acquire the equity securities of Cytec France SAS.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1 Conditions to the Obligations of Buyer and Seller. The obligations of Buyer and Seller to effect the Closing are subject to the satisfaction or waiver prior to the Closing of the following conditions:

(a) HSR, EU Merger Regulation and Other Laws. (i) The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, (ii) the European Commission shall have adopted a decision pursuant to the EU Merger Regulation declaring the transactions contemplated hereby compatible with the common market (or such compatibility shall have been deemed to exist under Article 10(6) of the EU Merger Regulation), and/or, in the event that the European Commission adopts a decision pursuant to Article 9(3) of the EU Merger Regulation referring the review of all or part of the transactions contemplated hereby to a Government Entity of a member state of the European Union (or is deemed pursuant to Article 9(5) of the EU Merger Regulation to have done so), such Government Entity (or any other Government Entity in the member state concerned) shall have granted approval of the transactions or part thereof that were so referred or the transactions or part thereof that were so referred shall have been deemed to be cleared following the expiration of the relevant waiting periods, (iii) the Other Antitrust Approvals shall have been granted or shall have been deemed to have been granted and (iv) each other material consent, clearance, notice, report and other filing required to be made with or obtained from any Government Entity or Self-Regulatory Organization in connection with the transactions contemplated hereby at or prior to the Closing shall have been made or obtained.

(b) No Prohibition. No Government Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby or otherwise makes the transactions contemplated hereby illegal (collectively, an “Order”) or (ii) instituted and not withdrawn any proceeding seeking any such Order.

Section 5.2 Conditions to the Obligations of Buyer. The obligations of Buyer to effect the Closing are subject to the satisfaction or waiver prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of (i) the Tier I Representations shall be true and correct in all respects as of the date hereof and as of the Closing as if made on and as of the Closing Date, (ii) the Tier II Representations, shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on and as of the Closing Date (except for such Tier II Representations that are made as of a specific date, which shall speak only as of such date) and (iii) the other representations and warranties of Seller contained in this Agreement, without giving effect to any materiality or Material Adverse Effect qualifications therein, shall be true and correct as of the date hereof and as of the Closing as if made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), except for any failures of such representations and warranties to be true and correct as of the Closing that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(b) Covenants. Each of the covenants and agreements of Seller to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Certificate. Buyer shall have received a certificate, signed by a duly authorized executive officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d) Ancillary Agreements. Seller and its Affiliates shall have executed and delivered the Ancillary Agreements to which they are a party.

(e) No Material Adverse Effect. Since December 31, 2011, there shall not have occurred any Material Adverse Effect or any events or circumstances that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.3 Conditions to the Obligations of Seller. The obligations of Seller to effect the Closing are subject to the satisfaction or waiver prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

(b) Covenants. Each of the covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Certificate. Seller shall have received a certificate, signed by a duly authorized executive officer of Buyer and dated the Closing Date, to the effect that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

(d) Ancillary Agreements. Buyer and each of its Affiliates party to an Ancillary Agreement shall have executed and delivered the Ancillary Agreements to which they are a party.

ARTICLE VI

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 6.1 Survival. The representations and warranties contained in this Agreement shall survive the Closing for the period set forth in this Section 6.1, except for the representations and warranties contained in Section 2.12 which shall not survive the Closing. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the earlier of fifteen (15) months following the Closing Date and the date that is six (6) months after the completion of the audit of the financial statements of the Business for the fiscal year in which the Closing occurs, except that: (a) the representations and warranties contained in Section 2.1, Section 2.2, Section 2.3, Section 2.6, Section 2.23, Section 2.24, Section 3.1, Section 3.2, Section 3.5 and Section 3.10 shall survive indefinitely; and (b) the representations and warranties contained in Section 2.14 and Section 2.15 shall survive until the eighteen (18) month anniversary of the Closing Date; provided that in the event notice of any claim for indemnification under Section 6.2(a) or Section 6.3(a) hereof has been given (within the meaning of Section 8.1) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved.

Section 6.2 Indemnification by Seller.

(a) Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Transferred Subsidiaries), and its and their directors, officers, employees, shareholders, general or limited partners, managers and members and their respective heirs and successors, and its and their permitted assigns, each in its capacity as such (the “Buyer Indemnified Parties”) from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, interest, penalties, costs and expenses (including expenses of enforcement of obligations and all reasonable attorneys’ fees and other reasonable out-of-pocket disbursements incurred in connection with the investigation, defense, or settlement thereof) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Parties, in respect of claims, demands or suits (by any Person) to the extent directly or indirectly relating to or arising out of:

(i) Any actual or alleged breach of any representation or warranty made by Seller contained in this Agreement or any certificate delivered at Closing for the period such representation or warranty survives; provided that for purposes of this Section 6.2(a)(i) any qualifications as to materiality or Material Adverse Effect or other similar materiality qualifications included in such representation or warranty (other than the representations and warranties set forth in Section 2.9 and Section 2.17(a)(xiv) and other than any representation or warranty included in a certificate delivered at Closing) shall be disregarded for purposes of the determination of whether or not any such breach or alleged breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement (excluding Section 4.3(v));

(iii) any Retained Liabilities or Excluded Liabilities; and

(iv) any Bank/Other Indebtedness existing on the Closing Date that is not included in the Actual Indebtedness Amount or is not included in Final Closing Net Working Capital.

Nothing contained in any Seller Disclosure Schedules shall qualify, limit or exclude the obligations pursuant to Section 6.2(a)(ii) or Section 6.2(a)(iii) except, with respect to Section 6.2(a)(ii), where a Seller Disclosure Schedule specifically refers to the relevant covenant or agreement.

(b) Seller shall not be liable to the Buyer Indemnified Parties for any Losses with respect to the matters contained in Section 6.2(a)(i) (other than any breach of any representation or warranty made by Seller contained in Section 2.1, Section 2.2, Section 2.3, Section 2.6, Section 2.23 or Section 2.24, the Losses with respect to which shall not be subject to the limitations set forth in this Section 6.2(b)), unless the Losses therefrom exceed an aggregate amount equal to $13,000,000 (the “Deductible”), in which case Seller shall be liable only for any such Losses in excess of the Deductible, up to an aggregate amount of Losses with respect to all such matters for which Seller shall be liable equal to $104,000,000 (the “Cap”). In respect of claims for Losses under Section 6.2(a)(i) (other than any breach of any representation or warranty made by Seller contained in Section 2.1, Section 2.2, Section 2.3, Section 2.6, Section 2.23 or Section 2.24) Seller shall not be liable for and, for purposes of calculating Buyer’s satisfaction of the Deductible and Buyer’s utilization of the Cap, Losses with respect to a breach of any representation or warranty made by Seller shall not include, any individual Loss with respect to such matters totaling less than $500,000; provided that for purposes of the foregoing, any series of related Losses shall be considered an individual Loss.

Section 6.3 Indemnification by Buyer. Buyer hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Seller and its Affiliates and its and their directors, officers, employees, shareholders, general or limited partners, managers and members and their respective heirs and successors, and its and their permitted assigns, each in its capacity as such (the “Seller Indemnified Parties” and, collectively with the Buyer Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties in respect of claims, demands or suits (by any Person) to the extent directly or indirectly relating to or arising out of:

(a) any actual or alleged breach of any representation or warranty made by Buyer contained in this Agreement or any certificate delivered at Closing for the period such representation or warranty survives; provided that for purposes of this Section 6.3(a) any qualifications as to materiality included in such representation or warranty (other than any representation or warranty included in a certificate delivered at Closing) shall be disregarded for purposes of the determination of whether or not any such breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder;

(b) any breach of any covenant or agreement of Buyer contained in this Agreement;

(c) any Assumed Liabilities or Liabilities of the Transferred Subsidiaries that are not Retained Liabilities, and any claims against Seller or any of its Affiliates by GmbH Buyer or any of its Affiliates and its and their directors, officers, employees, shareholders, general or limited partners, managers and members and their respective heirs and successors, and its and their permitted assigns in any case in connection with the transactions contemplated by this Agreement; and

(d) any indemnification obligation for which Seller or any of its Affiliates (other than the Transferred Subsidiaries) and any Transferred Subsidiary are jointly and severally liable, to the extent any Losses arising out of or resulting from such indemnification obligation are (A) Related to the Business or (B) related to the operations of any Transferred Subsidiaries or, with respect to the Transferred Assets, Buyer, in each case under this clause (e), from and after the Closing.

Buyer shall not be liable to the Seller Indemnified Parties for any Losses with respect to the matters contained in Section 6.3(a) (other than any breach of any representation or warranty made by Buyer contained in Section 3.1, Section 3.2, Section 3.3 or Section 3.10, the Losses with respect to which shall not be subject to the limitations set forth in this paragraph), unless the Losses therefrom exceed the Deductible, in which case Buyer shall be liable only for such Losses in excess of the Deductible, up to an aggregate amount of Losses with respect to all such matters for which Buyer shall be liable equal to the Cap. In respect of claims for Losses under Section 6.3(a), Buyer shall not be liable for and, for purposes of calculating Buyer’s satisfaction of the Deductible and Buyer’s utilization of the Cap, claims for Losses shall not include, any individual Loss with respect to such matters totaling less than $500,000; provided that for purposes of the foregoing, any series of related Losses shall be considered an individual Loss.

Section 6.4 Indemnification Procedures.

(a) Third-Party Claims. In order for an Indemnified Party to be entitled to any indemnification provided for under Section 6.2 or Section 6.3 in respect of, arising out of or involving a claim made by any Person other than a party hereto against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party (an “Indemnifying Party”) in writing (and in reasonable detail) of the Third-Party Claim within ten

(10) Business Days after receipt by such Indemnified Party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice to the extent such expenses would reasonably have been avoided had notice been provided earlier). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) Conduct of Claims.

(i) Assumption of Defense. If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof by giving written notice to the Indemnified Party within ten (10) Business Days after receiving notice of the Third-Party Claim from the Indemnified Party and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party; provided, however, that such counsel is not reasonably objected to by the Indemnified Party. The Indemnified Party may take any actions reasonably necessary to defend such Third-Party Claim prior to the time that it receives a notice from the Indemnifying Party indicating its election to assume such defense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the Indemnifying Party), separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense.

(ii) Responsibility for Legal Expenses. The fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof shall be included in the calculation of Losses with respect to the Third-Party Claim (except that the Indemnifying Party shall not be liable for any fees or expenses incurred during the period in which the Indemnified Party failed to give such notice to the extent such fees or expenses would reasonably have been avoided had notice been provided earlier). Should the Indemnifying Party elect to assume the defense of a Third-Party Claim in accordance with Section 6.4(b)(i), the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless an actual conflict of interest, or actual differing defenses, between the Indemnifying Party and the Indemnified Party exists (in the reasonable opinion of counsel to the Indemnified Party) in respect of such Third-Party Claim, in which event the Indemnified Party shall be entitled to employ one counsel to represent it, and in that event, the reasonable fees and expenses of such counsel shall be included in the calculation of Losses with respect to the Third-Party Claim (it being understood that all Indemnified Parties together may employ not more than one counsel in total to represent them at the expense of the Indemnifying Party with respect to any such Third-Party Claim).

(iii) Cooperation by Indemnified Party. If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential or competitively sensitive information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client, work-product and other similar privileges.

(iv) Settlement.

(1) In the event that the Indemnifying Party fails to assume the defense of a Third-Party Claim, the Indemnified Party shall not compromise or settle such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld or delayed), except to the extent such compromise or settlement (A) would not result in any indemnifiable Losses and (B) fully releases Seller of any Liability under this Article VI.

(2) If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnifying Party shall not compromise or settle such Third-Party Claim without the prior written consent of the Indemnified Party (which may be withheld in the Indemnified Party’s sole discretion) if such compromise or settlement would (A) involve any finding or admission of any violation of applicable Law or admission of any wrongdoing or Liability by the Indemnified Party (including, in the case of a Buyer Indemnified Party, the Transferred Subsidiaries), (B) impose any restrictions on the conduct of, or otherwise adversely affect (other than a de minimis adverse effect), any Indemnified Parties (including, in the case of a Buyer Indemnified Party, the Transferred Subsidiaries), (C) fail to include, as a condition of such compromise or settlement, a complete and unconditional general release of each Indemnified Party (including, in the case of a Buyer Indemnified Party, the Transferred Subsidiaries) from any and all Liabilities in respect of such Third-Party Claim or (D) involve the payment of money damages by an Indemnified Party (including, in the case of a Buyer Indemnified Party, the Transferred Subsidiaries) for which the Indemnified Party would not be fully indemnified hereunder by the Indemnifying Party. In all other cases, if the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnifying Party may compromise or settle such Third-Party Claim only with the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed.

(c) Other Claims Indemnification Procedures. In the event any Indemnified Party has a claim against any Indemnifying Party under Section 6.2 or Section 6.3 that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the

Indemnifying Party. Subject to the failure by any Indemnified Party to so notify the Indemnifying Party, such failure to notify shall not relieve the Indemnifying Party from any Liability that it may have to such Indemnified Party under Section 6.2 or Section 6.3, except to the extent that the Indemnifying Party has been materially prejudiced by such failure.

(d) Certain Third-Party Claims. Without limiting the foregoing, if at any time, in the reasonable opinion of a Buyer Indemnified Party, notice of which shall be given in writing to Seller as Indemnifying Party, any such Third-Party Claim (i) seeks injunctive relief that relates to the Business or the properties, assets, Liabilities, profits or conditions (financial or otherwise) of a Buyer Indemnified Party (including the Transferred Assets, the Assumed Liabilities, the assets, rights, properties and Liabilities of the Transferred Subsidiaries, the Shares and the GmbH Shares) or (ii) seeks, together with any other Losses reasonably expected in connection therewith, Losses that are reasonably likely to exceed the Cap by an amount of at least the lesser of $25,000,000 and 125% of the amount then available under the Cap, the Buyer Indemnified Party shall have the right to participate jointly in the control of the defense of any such Third-Party Claim (unless and until, in the case of clause (i), such injunctive relief is denied) and the amount of any judgment or settlement and the reasonable costs and expenses of defense (with the reasonable attorneys’ fees and expenses of one counsel) shall be included in Losses subject to indemnification hereunder, and settlement of any such claims shall be subject to Section 6.4(b)(iv)(1).

Section 6.5 Calculation of Damages. The parties hereto acknowledge that Losses arising from a breach of this Agreement shall not include consequential, special, incidental, indirect, punitive or exemplary damages, including lost profits, unless, and then only to the extent, such damages (a) arise out of or result from the willful or intentional breach of this Agreement by the Indemnifying Party or any common law fraud by the Indemnifying Party, (b) are awarded against an Indemnified Party in favor of a third party in respect of a Third-Party Claim or (c) are knowable and are reasonably foreseeable.

Section 6.6 Adjustments to Losses.

(a) Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized as a result of such Loss by the party or its Affiliates claiming such Loss, and there shall be added an amount equal to any Tax imposed on the receipt of any indemnity payment with respect thereto (determined without any Tax relief or attribute available to the party or its Affiliates claiming such Loss). The net Tax benefit determined under this Section 6.6(a) shall be limited to the Tax benefits actually realized in the year the Loss is incurred by the Indemnified Party and in the three (3) subsequent years.

(b) Insurance Proceeds. In calculating the amount of any Loss, there shall be deducted any insurance proceeds actually received by the Indemnified Party from an unaffiliated insurance carrier offsetting the amount of such Loss (provided that, subject to Section 4.14, Buyer shall not be required to seek any insurance proceeds in connection with any Loss), and there shall be added all increased premiums and other insurance costs and expenses arising as a direct result of making any such claim. If an Indemnified Party recovers an amount from an insurance carrier in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VI, the

Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the insurance carrier in respect thereof, less (ii) the full amount of such Loss.

(c) Reimbursement. In calculating the amount of any Loss, there shall be deducted any reimbursement actually received by the Indemnified Party from any third party offsetting the amount of such Loss; provided that Buyer shall not be required to seek any reimbursement from any third party in connection with any Loss. If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VI, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of such Loss. From and after the Closing, upon Buyer’s request and at Buyer’s sole cost, Seller shall submit claims for Losses specified by Buyer under the Specified Indemnity and shall remit any recovered proceeds under such Specified Indemnity to Buyer.

Section 6.7 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VI, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so promptly notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) Business Days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (a) the parties to the dispute have reached an agreement in writing or (b) a Chosen Court (including, for this Section 6.7, any appellate court therefrom) shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. Notwithstanding anything to the contrary in this Article VI, if it is finally determined that an Indemnified Party is not entitled to indemnification in connection with any claim made pursuant to this Article VI, such Indemnified Party shall reimburse the Indemnifying Party promptly for any amounts previously paid to such Indemnified Party by the Indemnifying Party in connection with such claim pursuant to this Article VI.

Section 6.8 Remedies. The rights and remedies of Buyer and Seller under Section 1.10, Section 4.5 and this Article VI are exclusive and in lieu of any and all other rights and remedies that Buyer and Seller may have after the Closing (under this Agreement or otherwise) against each other with respect to the transactions contemplated hereby for monetary relief with respect to (a) any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, other than those which are intentional or willful and other than in respect of any common law fraud and (b) the Assumed Liabilities, the Retained Liabilities, the Excluded Liabilities or any other Liabilities of the Transferred Subsidiaries, and each of Buyer and Seller expressly waives any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates after the Closing under any Law with respect to the subject matter hereof.

Section 6.9 Tax Matters. Notwithstanding anything to the contrary under this Article VI, indemnification for any Taxes or matter regarding Taxes shall be governed solely under Section 4.5 (except to the extent that any provision of this Agreement other than Article VI expressly contemplates the indemnification of all Liabilities of a Person with respect to a particular matter, in which case such other provision shall apply); provided, however, that any such indemnification shall be subject to Section 6.5. For the avoidance of doubt, nothing in this Article VI shall limit or restrict in any manner a party’s right to any remedy under or for breach of Section 4.5; provided, however, that any such remedy shall be subject to Section 6.5.

Section 6.10 Specific Performance.

(a) Each of the parties hereto acknowledges and agrees that a violation of any of the terms of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) will cause the other party hereto irreparable injury for which adequate remedy at Law is not available. Accordingly, it is agreed that each of the parties hereto will be entitled to specific performance, injunction, restraining order or other equitable relief, without the posting of any bond, to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they may be entitled at Law or equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereto hereby further acknowledge and agree that prior to the Closing, Seller shall be entitled to seek specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 4.4 and Section 4.6 by Buyer and (ii) if (A) all conditions in Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (B) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.7 and (C) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, to cause Buyer to draw down the full proceeds of the Equity Financing and to prevent or cure breaches of this Agreement by Buyer and/or to enforce specifically the terms and provisions of this Agreement, including to cause Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.7, on the terms and subject to the conditions in this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate choice of remedy for any reason at Law or equity (such bases collectively, the “Prohibited Defenses”). Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Where the remedies pursuant to this Section 6.10 are available, they shall be in addition to any other remedy to which a party is entitled at Law or equity (but otherwise subject to any applicable limitation on remedies provided herein), and the election to pursue an injunction or specific performance (including damages to the extent such damages are available as a remedy hereunder and to the extent that the other party opposes the granting of an injunction, specific performance and other equitable relief on the basis of either of the Prohibited Defenses) shall not restrict, impair or otherwise limit such party from terminating this Agreement, seeking the Reverse Termination Fee (when available) and seeking damages for any common law fraud by Buyer or any willful breach by Buyer of this Agreement. For the avoidance of doubt, it is agreed and understood that the preservation of other remedies reflected in this Section 6.10(a) shall not (and is not intended to) expand, in any respect, the right of a party to seek any such other remedy. To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended to the earlier of (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding, (ii) such other time period established by the court presiding over such action, suit or proceeding or (iii) the 180th day following the otherwise occurring Termination Date (it being understood that this Section 6.10 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Commitment (including the expiration or termination provisions thereof)).

(b) Notwithstanding the right in Section 6.10(a) of Seller to obtain an injunction or other appropriate form of specific performance or equitable relief described in Section 6.10(a): (i) no such right may be enforced to cause the Closing to be consummated, the Base Purchase Price to be paid or to cause the Buyer to cause the Financing to be funded unless: (A) all of the conditions set forth in Article V have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, provided that such conditions will be satisfied at the Closing), (B) the Debt Financing has been funded or the Financing Sources party to the Debt Financing Commitments have confirmed that the financing provided for in the Debt Financing will be funded at Closing if the Equity Financing is funded at Closing and (C) Seller has provided irrevocable written confirmation to Buyer that, if specific performance is granted for Buyer to perform its obligations hereunder and the Equity Financing and Debt Financing are funded, then the Closing will occur; and (ii) in the event of a Specified Termination, Seller shall not, for the avoidance of doubt, be entitled to an injunction, specific performance or any other equitable relief, and its sole and exclusive remedy shall be to terminate this Agreement in accordance with Section 7.1, to the extent permitted, and receive the Reverse Termination Fee in accordance with Section 7.3.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer and Seller;

(b) by either Buyer or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to the date that is six (6) months after the date hereof (the “Termination Date”) so long as the terminating party is not in material breach of its obligations under this Agreement and where such material breach is the principal cause of the failure of the Closing to have occurred by the Termination Date; provided that, if any Government Entity in the United States, the European Union or any other jurisdiction in which

Other Antitrust Approvals are required has not completed its review of the transactions contemplated hereby by such date, the Termination Date shall be extended to the date that is nine (9) months after the date hereof;

(c) by Buyer, by giving five (5) Business Days’ written notice of such termination to Seller, so long as Buyer is not in material breach of its obligations under this Agreement such that the conditions set forth in Section 5.3(a) or Section 5.3(b) would not be satisfied, if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) twenty (20) Business Days after written notice thereof is given by Buyer to Seller or (B) five (5) Business Days prior to the Termination Date;

(d) by Seller, by giving five (5) Business Days’ written notice of such termination to Buyer, so long as Seller is not in material breach of its obligations under this Agreement such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not be satisfied, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 5.3(a) or Section 5.3(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) twenty (20) Business Days after written notice thereof is given by Seller to Buyer or (B) five (5) Business Days prior to the Termination Date; provided that any failure of the Buyer to draw upon and receive the proceeds of the Equity Financing Commitments (in accordance with the terms thereof) at the Closing as required by this Agreement must be cured within two (2) Business Days;

(e) by either Buyer or Seller, by giving written notice of such termination to the other party, if Buyer and/or Seller shall have received an Order from any Government Entity in the United States, the European Union or in any other jurisdiction in which Other Antitrust Approvals are required, which Order shall be or have become final and non-appealable, preventing or prohibiting the consummation of the transactions contemplated hereby or otherwise making the transactions contemplated hereby illegal; and

(f) by Seller, upon written notice of such termination to Buyer, if (i) all of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or (to the extent permitted by applicable Law) waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, provided that such conditions will be satisfied at the Closing), (ii) the Marketing Period shall have occurred and been completed, (iii) the Debt Financing has not been funded (nor will it be funded if the Equity Financing is funded at Closing) and (iv) Buyer has failed to consummate the Closing within one (1) Business Day of the date on which the Closing was required to occur in accordance with Section 1.7.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers, employees, general or limited partners, managers and members, except for the obligations of the parties hereto contained in this Section 7.2, Section 7.3 (in the case of a Specified Termination) and in Section 4.2, Section 4.6(d), Section 7.3, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.6, Section 8.8 and Section 8.12 (and any related definitional provisions set forth in Annex I), and except that nothing in this Section 7.2, except as contemplated by Section 7.3, shall relieve any party from liability for any common law fraud or any willful or intentional breach of this Agreement.

Section 7.3 Reverse Termination Fee.

(a) If this Agreement is terminated by Seller pursuant to (i) Section 7.1(f) and at such time the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or (to the extent permitted by applicable Law) waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, provided that such conditions would be satisfied at the Closing, would it occur), or (ii) Section 7.1(d) (each, a “Specified Termination”), then Buyer will pay Seller (or its designees) an amount equal to $65 million (the “Reverse Termination Fee”) in immediately available funds within five (5) Business Days after the date of such termination. Each of the parties hereto acknowledges and agrees that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and the Ancillary Agreements and, (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any Specified Termination, the right to payment of the Reverse Termination Fee constitutes a reasonable estimate of the losses that will be suffered by reason of any such Specified Termination and constitutes liquidated damages (and not a penalty).

(b) Notwithstanding anything to the contrary in this Agreement, if Buyer fails to effect the Closing or otherwise breaches this Agreement (including any willful or intentional breach) or fails to perform hereunder prior to the Closing, then, in addition to Seller’s rights to specific performance in accordance with (but subject to the limitations of) Section 6.10 and as a third party beneficiary under the Equity Financing Commitments, Seller’s sole and exclusive remedy (regardless of the Theory of Liability asserted) against the Buyer Representatives prior to the Closing in respect of this Agreement, any Ancillary Agreement, any Financing Commitment and the transactions contemplated hereby and thereby in connection with a Specified Termination shall be to terminate this Agreement in accordance with the terms hereof and collect the Reverse Termination Fee (if applicable) from Buyer in accordance with the terms hereof and, upon payment of such amount by Buyer: (1) no Buyer Representative shall have any further liability or obligation relating to or arising out of (including as a result of any breach of any representation, warranty, covenant or agreement relating to or arising out of, or the termination of) this Agreement, any Ancillary Agreement (but excluding the Confidentiality Agreement), any Financing Commitment, any Restructuring Agreement or any of the transactions contemplated hereby or thereby, and (2) Seller shall cause any legal proceedings brought by it or its Affiliates pending in connection with this Agreement, any Ancillary Agreement, any Financing Commitment, any Restructuring Agreement or any of the transactions contemplated hereby or thereby, to the extent maintained by Seller or any of its Affiliates against any of Buyer or any Buyer Representative (other than a breach of the Confidentiality Agreement), to be dismissed with prejudice promptly following the payment of any such amounts. For purposes hereof, the term “Theory of Liability” shall mean any claims, obligations, Liabilities, causes of action, or proceedings (in each case, whether in contract or in tort, at Law or in equity, or pursuant to Law) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner prior to the Closing to this Agreement (other than a breach of the Confidentiality Agreement), any Restructuring Agreement, any Ancillary Agreement or any Financing Commitment, or the negotiation, execution, performance, termination or breach of this Agreement, any Ancillary Agreement or any Financing Commitment, including any representation or warranty made in, in connection with, or an as inducement to enter into this Agreement and including theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise. The parties acknowledge and agree that in no event will Buyer be required to pay the Reverse Termination Fee on more than one occasion and in no event shall the Reverse Termination Fee be awarded if the Closing occurs.

(c) Notwithstanding anything to the contrary herein, prior to the Closing, the maximum aggregate Liability of Buyer arising from a breach of this Agreement or any of the transactions contemplated hereby or by the Ancillary Agreements, or by the Financing Commitments or by the Restructuring Agreements shall not exceed an amount equal to the Reverse Termination Fee.

(d) In the event that Seller shall receive full payment pursuant to this Section 7.3, the Reverse Termination Fee shall be deemed to be liquidated damages for any and all losses or other Liabilities suffered or incurred by Seller or any other person in connection with this Agreement, the Financing Commitments, the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither Seller nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Buyer or any Buyer Representative arising out of or in connection with this Agreement, the Financing Commitments, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(e) The provisions of this Section 7.3 are expressly intended to benefit, and are enforceable by, each of Buyer and the Buyer Representatives.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Notices. All notices and other communications required or permitted hereunder shall be deemed to have been duly given to a party if in writing and if served upon C.T. Corporation as such party’s agent and attorney-in-fact via any acceptable method, or served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, by internationally-recognized overnight courier (specifying overnight or next-Business Day delivery), or if sent by telecopier or email, provided that the telecopy or email is promptly confirmed by telephone or email confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To Seller:

Cytec Industries Inc.

5 Garret Mountain Plaza

Woodland Park, NJ 07424

Telephone: (973) 357-3100

Telecopy: (973) 357-3058

Attn: Secretary

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: (212) 558-4000

Telecopy: (212) 291-9133

Email: sawyerm@sullcrom.com

Attn: Ms. Melissa Sawyer, Esq.

Email: kotrans@sullcrom.com

Attn: Mr. Stephen Kotran, Esq.

To Buyer and/or GmbH Buyer:

AI Chem & Cy S.C.A.

2-4, rue Beck, L-1222

Luxembourg

Fax: +352 266 388 199

Attn: Myriam Deltenre

WP Invest GmbH

Beim Strohhause 26

20097 Hamburg

Attn: Wilhelm Plumpe

With copies to:

Advent International LLC

75 State Street

Boston, Massachusetts 02109

UNITED STATES OF AMERICA

Telephone: +1 617 951 9400

Telecopy: +1 617 951 0566

Email: jwestra@AdventInternational.com

Attn: Mr. James Westra

Freshfields Bruckhaus Deringer LLP

Potsdamer Platz 1

10785 Berlin

GERMANY

Telephone: +49 30 20283-840

Telecopy: +49 30 20283-766

Email: stephanie.hundertmark@freshfields.com

Attn: Dr. Stephanie Hundertmark

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

UNITED STATES OF AMERICA

Telephone: +1 212 277 4000

Telecopy: +1 212 277 4001

Email: matthew.herman@freshfields.com

Attn: Mr. Matthew F. Herman, Esq.

Email: doug.bacon@freshfields.com

Attn: Mr. Doug Bacon, Esq.

All such notices and other communications required or permitted hereunder will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) if sent by telecopier or email, when the party receiving such notice or communication has confirmed receipt as provided above, (c) in the case of delivery by internationally recognized overnight courier, on the third (3rd) Business Day following dispatch and (d) in the case of mailing, on the tenth (10th) Business Day following such mailing.

Section 8.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise specifically provided in Article VI hereof. Notwithstanding anything to the contrary contained herein, prior to or simultaneously with the Closing, none of Section 7.3, Section 8.3, Section 8.8, Section 8.14 or this Section 8.2 (or any other provision of this Agreement, to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may be modified, waived or terminated in a manner that impacts or is adverse in any respect to any Buyer Representative without the prior written consent of each such Buyer Representative.

Section 8.3 No Assignment or Benefit to Third Parties.

(a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns (it being agreed that, prior to any sale or other disposition (regardless of form of transaction) to any Person of all or substantially all of the assets of Seller remaining following the consummation of the transactions contemplated hereby, Seller shall notify such Person of the obligations of Seller under this Agreement, the Ancillary Agreements and the Restructuring Agreements, and shall cause any such Person to be bound (including for the express benefit of Buyer and any other Buyer Indemnified Party) by the provisions hereof as a successor to Seller). No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except that Buyer may assign all or any portion of this Agreement to one or more Affiliates (whether or not existing as of the date of this Agreement) or, with the agreement of Seller, other Persons, upon notice to Seller and subject to this Section 8.3, as a Designated Buyer hereunder (each such assignee, a “Designated Buyer”); provided that no such assignment shall relieve Buyer from its obligations hereunder without the consent of Seller (in its sole discretion). Buyer shall deliver the notice contemplated above two (2) Business Days prior to the Closing, and such notice shall set forth the Transferred Assets, Shares, GmbH Shares, equity securities of a Transferred Subsidiary and/or other rights or property to be conveyed at Closing, that such Designated Buyer is to acquire at Closing. Upon the assignment contemplated hereby, each Designated Buyer shall be deemed a “Buyer” for purposes of this Agreement in connection with the acquisition of the Transferred Assets, Shares, GmbH Shares, equity securities of a Transferred Subsidiary or other rights or property set out in the designation (and any reference to ”Buyer” herein in connection therewith shall automatically be deemed to be a reference to such Designated Buyer) and such Designated Buyer shall automatically be assigned the rights of Buyer under this Agreement necessary in connection with such designation. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement; provided that the PSA Buyer shall be an express third-party beneficiary of, and shall be entitled to rely on, Section 4.12(b) and this Section 8.3; and provided, further, that the Financing Sources and their respective Affiliates, and the officers, directors, employees, attorneys, advisors, agents and representatives of the foregoing, shall be express third-party beneficiaries of, and shall be entitled to rely on, Section 7.2, Section 7.3, Section 8.2, Sections 8.8, Section 8.14 and this Section 8.3. Notwithstanding anything to the contrary contained herein, Section 7.2, Section 7.3, Section 8.2, Sections 8.8(b) or (c), Section 8.14 and this Section 8.3 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 7.2, Section 7.3, Section 8.2, Sections 8.8(b) or 8.8(c), Section 8.14 or this Section 8.3) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources and their respective Affiliates, and the officers, directors, employees, attorneys, advisors, agents and representatives of the foregoing, without the prior written consent of the Financing Sources.

(b) GmbH Buyer. Seller, Buyer and GmbH Buyer agree that GmbH Buyer is a “Designated Buyer” with respect to the acquisition of the GmbH Shares to the extent expressly contemplated by this Agreement. For the avoidance of doubt, (i) compliance by GmbH Buyer with this Agreement is not a condition to the consummation of the transactions contemplated hereby and (ii) if GmbH Buyer for any reason does not comply with its obligation to acquire the GmbH Shares and pay the GmbH Purchase Price at Closing, the Closing shall proceed nonetheless and, at Buyer’s option, Buyer shall acquire the GmbH Shares at Closing.

Section 8.4 Entire Agreement. This Agreement (including all Schedules and Exhibits hereto), the Ancillary Agreements, the Restructuring Agreements, the Confidentiality Agreement (to the extent it survives pursuant to Section 4.2) and the Expense Agreement contain the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters. In the event of any conflict between this Agreement and any agreement, instrument or other document relating to the Pre-Signing Restructuring Transactions or the Post-Signing Restructuring Transactions, this Agreement shall prevail.

Section 8.5 Public Disclosure. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange upon which the securities of one of the parties hereto is listed, or in relation to any filing or submission with respect to any civil, criminal, legislative or administrative action, suit, demand, claim, hearing, proceeding or investigation (in each case, upon the advice of counsel and reasonable prior notice (where practicable) to the other party), from and after the date hereof, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement, the Ancillary Agreements, the Financing Commitments or the Restructuring Agreements unless specifically approved in advance by both parties hereto.

Section 8.6 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses; provided that, subject to Section 4.16, for the avoidance of doubt all such costs and expenses incurred by Seller and its Affiliates (including the Transferred Subsidiaries prior to the Closing Date) shall be borne by Seller.

Section 8.7 Bulk Sales. Buyer and Seller waive compliance with the requirements of the bulk sales Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 8.8 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(b) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.1 of this Agreement; provided that, notwithstanding the foregoing, each of the parties further acknowledges and agrees that prior to the Closing and, with respect to an action or proceeding brought against the lenders under the Debt Financing Commitments, prior to or after the Closing it will not bring or support any action, cause of action, proceeding, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Buyer Representatives, including, but not limited, to any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or services thereunder, in any forum other than the Chosen Courts. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party hereto irrevocably designates C.T. Corporation as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts, and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest.

(c) EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM INVOLVING A FINANCING SOURCE OR ANY OF ITS AFFILIATES OR ITS OR THEIR OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, ADVISORS, AGENTS OR REPRESENTATIVES).

Section 8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 8.10 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 8.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.12 Interpretation; Construction. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section , Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(e) unless otherwise specifically provided herein or otherwise apparent from the context, references herein to “Seller and its Affiliates” or any substantially similar phrase shall be deemed to be references to “Seller and its Affiliates (including the Transferred Subsidiaries)” and references herein to “Buyer and its Affiliates” or any substantially similar phrase shall be deemed to be references to “Buyer and its Affiliates (other than the Transferred Subsidiaries)”;

(f) unless otherwise specifically provided herein, where an amount of money to be paid or calculated or used in calculation under this Agreement is in or is calculated in a currency other than Dollars, the amount shall be converted into Dollars on the basis of the spot rate for the purchase of Dollars with the applicable non-U.S. currency, using the spot rates published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading,” on the Closing Date;

(g) unless otherwise specifically provided herein or otherwise apparent from the context, any payment to be made pursuant to this Agreement shall be made in Dollars;

(h) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(i) references herein to any gender include the other gender.

Section 8.13 Release of Obligations.

(a) At the Closing, Seller shall, on behalf of itself and its Affiliates, execute and deliver to Buyer, for the benefit of the Transferred Subsidiaries, a general release and discharge, in form and substance reasonably satisfactory to Buyer, releasing and discharging the Transferred Subsidiaries from any and all Liabilities to Seller or any of its Affiliates (other than the Transferred Subsidiaries), except to the extent such Liabilities are expressly contemplated to be retained by the Transferred Subsidiaries pursuant to this Agreement or the Ancillary Agreements or those Restructuring Agreements approved by Buyer.

(b) Except in respect of Contracts relating to the Transferred Seller Intercompany Receivables and Transferred Seller Intercompany Payables (which shall be governed by Section 1.11) and except for Ancillary Agreements to which a Transferred Subsidiary is a party, all Contracts between Seller or any of its Affiliates (other than the Transferred Subsidiaries) on the one hand, and any Transferred Subsidiary, on the other hand, shall be terminated immediately before the Closing without any penalty or obligation.

(c) As of the Closing, Seller shall release each Transferred Subsidiary’s directors and officers from any Liability to Seller or any of its Affiliates arising from or in connection with any acts or omissions committed by any such director or officer in his/her capacity as a director and/or officer of a Transferred Subsidiary.

Section 8.14 No Recourse. Notwithstanding anything that may be express or implied in this Agreement, each of the parties hereto agrees and acknowledges that neither Seller nor any of its Affiliates (other than the Transferred Subsidiaries) shall have any recourse (directly or indirectly) under this Agreement, any Financing Commitment or any other documents or instruments delivered in connection herewith or therewith (other than with respect to a breach of contract claim under the Guarantee and the Equity Financing Commitments and then, only in the limited circumstances set forth in each such agreement, or the Confidentiality Agreement or any other agreement entered into by a Buyer Representative with the Seller or its Affiliates) against any Buyer Representative, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law or otherwise; it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Buyer Representative, as such, for any obligation of Buyer under this Agreement, any Ancillary Agreement, any Financing Commitment, any Restructuring Agreement or any other documents or instruments delivered in connection herewith or therewith (other than with respect to a breach of contract claim under the Guarantee and the Equity Financing Commitments, and then, only in the limited circumstances set forth in each such agreement, or the Confidentiality Agreement or any other agreement entered into by a Buyer Representative with the Seller or its Affiliates) for any claim based on, in respect of or by reason of such obligations or their creation (and regardless of the Theory of Liability).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

AI CHEM & CY S.C.A.

By:	/s/ Linda Harroch
	Name:	Linda Harroch
	Title:	Manager

By:	/s/ Myrian Deltendre
	Name:	Myrian Deltenre
	Title:	Manager

CYTEC INDUSTRIES INC.

By:	/s/ William N. Avrin
	Name:	William N. Avrin
	Title:	Vice President, Corporate & Business Development

For purposes of the GmbH Buyer Provisions

WP INVEST GMBH

By:	/s/ Wilhelm Plumpe
	Name:	Wilhelm Plumpe
	Title:	Authorized Signatory

ANNEX I

DEFINED TERMS

As used in this Agreement, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section of this Agreement set forth opposite to such term. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Term:	Section:

2012 Annual Bonuses	4.7(d)
Actual Cash Amount	1.6(a)
Actual Indebtedness Amount	1.6(a)
Affiliate Contract	2.17(a)(xiii)
Agreement	Preamble
Asset Transfer Employee	2.15(a)
Audited Financial Statements	2.7
Base Purchase Price	1.5(a)
Business Designated Employees	2.15(a)
Business Insurance Policies	2.22
Buyer	Preamble
Buyer Benefit Plans	4.7(c)(i)
Buyer Disclosure Schedules	Preamble to Article III
Buyer Indemnified Parties	6.2(a)
Buyer’s 401(k) Plan	4.7(c)(iv)
Cap	6.2(b)
CFC	4.5(f)
Chosen Courts	8.8(b)
Closing Date	1.7
Closing Date Allocation	1.12
Closing Purchase Price Adjustment Amount	1.5(c)
Confidential Information	4.2(b)
Cyanamid IP	4.8(e)
Debt Financing	3.7
Debt Financing Commitments	3.7
Deductible	6.2(b)

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Term:	Section:

Designated Buyer	8.3(a)
Equity Award Payments	4.7(l)
Equity Financing	3.7
Equity Financing Commitments	3.7
ERISA	2.15(e)(i)
ERISA Affiliate	2.15(e)(iii)
ERISA Plan	2.15(e)(ii)
Estimated Cash Amount	1.5(b)
Estimated Indebtedness Amount	1.5(b)
Estimated Closing Net Working Capital Value	1.5(b)
Excluded Assets	1.2
Excluded Contracts	4.13(d)
FCP	4.5(f)
FDE	4.5(f)
Fee Letters	3.7
Final Allocation	1.12
Financing	3.7
Financing Commitments	3.7
GmbH Buyer	Preamble
GmbH Purchase Price	1.5(a)
Guarantee	Recitals
Historical Financial Statements	2.7
Indemnified Parties	6.3
Indemnifying Party	6.4(a)
IP Recordations	4.8(d)
Leased Real Property	2.20
Losses	6.2(a)
Lux HoldCo	4.23
LuxCo Restructuring	4.23
Marketing Period	4.6(c)
Material Contract	2.17(a)
Multiemployer Plan	2.15(e)(ii)
Non-Business Designated Employees	4.7(k)
Non-U.S. Benefit Plans	2.15(d)(i)
OPEB Eligible Employees	4.7(c)(v)
Order	5.1(b)

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Term:	Section:

Other Antitrust Filings	2.4
Specified Liability	4.10(b)
Owned Real Property	2.20
Performance Award Payments	4.7(d)
Post-Closing Period	4.5(c)
Post-Closing Purchase Price Adjustment Amount	1.5(d)
Post-Signing Restructuring Transactions	4.9
Pre-Closing Period	4.5(b)
Pre-Signing Restructuring Transactions	2.23
Preliminary Allocation	1.12
Preliminary Post Closing Allocation	1.12
Product	4.3(p)
Prohibited Defenses	6.10(a)
PSA Buyer	4.12(b)
Purchase Price	1.5(a)
Purchase Price Certificate	1.5(b)
Required Amounts	3.7
Required Information	4.6(c)
Restructuring Transactions Taxes	4.5(a)
Reverse Termination Fee	7.3(a)
Seller	Preamble
Seller Defined Benefit Plan	4.7(c)(vi)
Seller Disclosure Schedules	Preamble to Article II
Seller Indemnified Parties	6.3
Seller Retiree Plans	4.7(c)(v)
Seller Trademarks	4.8(a)
Seller’s 401(k) Plans	4.7(c)(iv)
Seller’s Objection	1.6(b)
Shared Contract Period	4.13(a)
Shared Contracts	1.2(o)
Solvent	3.8
Specified Termination	7.3(a)
Straddle Period	4.5(b)
Tax Proceeding	4.5(i)
Termination Date	7.1(b)

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Term:	Section:

Theory of Liability	7.3(b)
Third-Party Claim	6.4(a)
Transfer Taxes	4.5(a)
Transferred Assets	1.1
Transferred Employee	4.7(a)
Transferred Insurance Policies	2.22
Transferred Seller Intercompany Payables	1.11
Transferred Seller Intercompany Receivables	1.11
Transferred Subsidiaries	Recitals
Transferred Subsidiary Plan	2.15(b)
Unresolved Items	1.6(c)
U.S. Benefit Plans	2.15(e)(i)
U.S. Pension Plan	2.15(e)(ii)
U.S. Transferred Employees	4.7(c)(iv)

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with that Person; provided that the JV Entities shall not be deemed to be Affiliates of Seller for purposes of this Agreement. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For the avoidance of doubt prior to the Closing, the Transferred Subsidiaries shall be Affiliates of Seller, and following the Closing the Transferred Subsidiaries shall not be Affiliates of Seller.

“Ancillary Agreements” means the Transition Services Agreement, the Property Separation Agreements, the Intellectual Property Agreement, any Assignment Agreements, the Buyer’s Assumption Agreement and the Seller’s Assumption Agreement.

“Anti-Bribery Law” means (i) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder and (ii) any other applicable Law of any jurisdiction that relates to bribery or corruption.

“Anti-Money Laundering Law” means all applicable US and non-US Laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities.

“Asset Transfer Plans” means the plans set forth on Schedule A-1.

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“Assumed Liabilities” means (i) all Liabilities of Seller and its Affiliates (other than the Transferred Subsidiaries) to the extent related to, or used or held in connection with, the Business as conducted at any time by Seller and its Affiliates, including, for the avoidance of doubt, all such Liabilities to the extent relating to Environmental Laws with respect to any facilities located in the United States (but excluding, for the avoidance of doubt, all Liabilities to the extent relating to Environmental Laws with respect to the facilities located in Belmont, West Virginia, Coventry, Rhode Island and Stamford, Connecticut), the Transferred Seller Intercompany Payables and all Liabilities to the extent included as Liabilities in the calculation of Actual Indebtedness; (ii) all Liabilities of Seller under that certain Side Letter Agreement, dated May 11, 2012, by and between the PSA Buyer and Seller; and (iii) all Liabilities related to the Asset Transfer Plans with respect to Transferred Employees.

“Bank/Other Indebtedness” means (i) all outstanding Liabilities for borrowed money, whether current or funded, secured or unsecured; (ii) all outstanding Liabilities evidenced by bonds, debentures, notes or similar instruments (whether or not convertible); (iii) accrued and unpaid interest in with respect to the Bank/Other Indebtedness referred to in clauses (i) and (ii); (iv) all Liabilities arising out of any financial hedging, swap or similar arrangements; (v) any lease Liabilities that are properly characterized as capitalized leases under US GAAP in excess of $3,500,000 in the aggregate as of Closing, (vi) all Liabilities in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction to the extent the Liabilities underlying such instruments or transactions are not otherwise Assumed Liabilities or Liabilities of a Transferred Subsidiary that are not Retained Liabilities; (vii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses or other payment obligations of a Person, if any, that will arise (whether or not then due and payable) to the extent an item of Bank/Other Indebtedness is required to be paid (or, in the case of hedging, swap or similar arrangements, unwound and fully settled) in full as of the Closing or as a result of the occurrence of the Closing; (viii) the aggregate amount of all indebtedness of Daicel-Cytec Co. Ltd. and SK Cytec Co. Ltd. adjusted for the minority portion of such borrowings, as calculated in accordance with the example calculation of such amounts as of June 30, 2012 on Schedule A-2; (ix) Liabilities of the same type referenced under the line item Melamine reserve on the Most Recent Balance Sheet as of the time of determination; but (x) excluding (A) any such Liabilities or obligations that are held by any of the JV Entities, except in the case of clause (viii) and (B) any intercompany loans and cash pooling arrangements among the Transferred Subsidiaries, provided that to the extent that there is any net amount payable by the Transferred Subsidiaries as a group to a third party under such pooling arrangements, such net payable amount shall be Bank/Other Indebtedness.

“Base Net Working Capital Value” means $208,000,000.

“Benefit Plans” means the Non-U.S. Benefit Plans and the U.S. Benefit Plans.

“Business” means the worldwide business of researching, developing, manufacturing, toll manufacturing, marketing and selling liquid coating resins and coating additives, powder coating resins, radiation cure monomers and resins, phenolics and amino

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cross-linkers and isocyanates (including TMXDI), in each case as conducted by Seller’s coating resins financial reporting segment, for the paints and coatings (including gel coatings), glass fiber, laminates, laminating adhesives, inks and overprint varnishes, tires and rubber adhesion promoters, thermoset and thermoplastic articles and electronic components manufacturing industries and the business of researching, developing, manufacturing, toll manufacturing, marketing and selling N-methylol acrylamide. For the avoidance of doubt, the Business does not include the PSA Business or the business of researching, developing, manufacturing, toll manufacturing, marketing or selling light stabilizers, antioxidants, composites of resins and fibers, including prepregs, or products based on phosphine chemistries.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the City of New York, New York are authorized or obligated by Law or executive order to close.

“Buyer Repeated Representations” means the representations and warranties of Buyer set forth in Section 3.1, Section 3.2, Section 3.5, Section 3.8, Section 3.9 and Section 3.10.

“Buyer Representatives” means (a) the Guarantors and the Financing Sources and (b) the former, current and future (i) Affiliates, (ii) directors, officers, managers, employees, agents, attorneys, consultants, advisors or other representatives and (iii) general or limited partners, managers, shareholders, members, partners, successors, permitted assigns, in each case, of Buyer, any Guarantor, any Financing Source or any Affiliate of any of the foregoing.

“Cash” means, with respect to a Transferred Subsidiary, the amount of cash and cash equivalents (as determined in accordance with U.S. GAAP, and to the extent in accordance therewith, applying the same principles, practices, methodologies and policies used in the preparation of the Most Recent Balance Sheet) of such Transferred Subsidiary, subject to Section 8.12(f).

“Closing” means the closing of the stock and asset sale that is the subject of this Agreement.

“Closing Date Net Working Capital Statement” means the net working capital statement that sets forth the Current Assets and Current Liabilities of the Business as of the Closing Date, prepared, or caused to be prepared, by Buyer in accordance with Section 1.6 hereof, and that is consistent with, includes the same line-items as and otherwise conforms to the same methodologies used in the illustrative example of the net working capital statement attached hereto as Schedule A-3 based on the hypothetical numbers used therein and, in the event of a Seller’s Objection, as adjusted by either the agreement of Buyer and Seller, or by the CPA Firm, acting pursuant to Section 1.6.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

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“Company” means Cytec Surface Specialties S.A., a Belgian société anonyme and, following the LuxCo Restructuring, shall mean Lux HoldCo.

“Compliant” means, with respect to any Required Information, that: (a) such Required Information, taken as a whole, does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading; (b) no audit opinion with respect to any audited financial statements contained in the Required Information shall have been withdrawn; and (c) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to (i) consummate a customary Rule 144A offering of high yield debt securities on the last day of the Marketing Period and (ii) permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the independent auditors of the Business on the financial statements and financial information contained in any offering documents required in connection with the Financing, including as to customary negative assurances, subject to completion by such auditors of customary procedures relating thereto, including the receipt of customary representation letters.

“Confidentiality Agreement” means the letter agreement between Advent International Corporation and Seller, dated June 4, 2012.

“Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, commitments and licenses (other than this Agreement, the Ancillary Agreements, and those governing the Seller Leased Property) to which any of the Transferred Subsidiaries or Seller or any of its Affiliates is a party or under which any Transferred Subsidiary or Seller or any of its Affiliates derives, grants or forbears rights, and that are Related to the Business, other than Benefit Plans.

“Copyrights” means copyrights in or to original works of authorship, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“CPA Firm” means PricewaterhouseCoopers LLP or such other firm of independent certified public accountants to which Buyer and Seller shall mutually agree.

“Current Assets” means, as of any date, the current assets of the Business, as determined in accordance with U.S. GAAP, and, to the extent in accordance therewith, applying the same principles, practices, methodologies and policies used in the preparation of the Most Recent Balance Sheet, excluding, without duplication in each case, (A) those assets designated as being excluded from net working capital in the illustrative example of the net working capital statement attached hereto as Schedule A-3, (B) Cash, (C) any assets that would otherwise be Excluded Assets if the measurement date were the Closing Date and (D) any current and deferred Tax assets.

“Current Liabilities” means, as of any date, the current liabilities of the Business, as determined in accordance with U.S. GAAP and, to the extent in accordance

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therewith, applying the same principles, practices, methodologies and policies used in the preparation of the Most Recent Balance Sheet, excluding, without duplication in each case, (A) those liabilities designated as being excluded from net working capital in the illustrative example of the net working capital statement attached hereto as Schedule A-3, (B) any liabilities that would be Retained Liabilities or Excluded Liabilities if the measurement date were the Closing Date, (C) Bank/Other Indebtedness and (D) any current and deferred Tax Liabilities.

“Cyanamid” means American Cyanamid Company, a Maine corporation.

“Cylink Trademarks” means the Trademarks listed on Schedule A-4.

“Data Room” means the RR Donnelley Monarch virtual data room as of 10:00 AM Eastern Standard Time, October 8, 2012, a true and complete index of which is attached to the Seller Disclosure Schedules as Appendix I, and a true and complete electronic copy of which has been recorded onto CD-ROM and delivered by Seller to Buyer with the Disclosure Schedules (or shall be delivered by Seller to Buyer as soon as practicable after the execution of this Agreement).

“Delegation of Authority” means the authority of management of the Business to take those actions described on Schedule A-5 without the prior consent of the Executive Leadership Team or the board of directors of Seller.

“Disclosure Schedules” means the Buyer Disclosure Schedules and the Seller Disclosure Schedules.

“Economic Sanctions Law” means any economic or financial sanctions administered by OFAC, the US State Department, any other agency of the US government, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority.

“Encumbrance” means any lien, pledge, hypothecation, assignment, charge, claim, encumbrance, security interest, option, mortgage, easement, license or other restriction or third-party right of any kind, including any right of first refusal or restriction on voting.

“Environmental Law” means any Law, Governmental Authorization, Order or legally binding policy or guideline relating to (i) the protection of the environment (including air, soil gas, water, groundwater, land surface or subsurface strata, natural resources, flora/fauna and other living organisms and wetlands), (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance or (iii) noise and odor, or (iv) the protection of human health as it relates to Hazardous Substance exposure but shall not include any Laws relating to products liability.

“Environmental Permit” means any Governmental Authorization required under any Environmental Law to operate the Business.

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“EU Merger Regulation” means COUNCIL REGULATION (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Field” shall have the meaning assigned to such term in the Intellectual Property Agreement.

“Excluded Liabilities” means all Liabilities of Seller and its Affiliates (other than the Transferred Subsidiaries) other than the Assumed Liabilities, including:

(i) Liabilities related to the Benefit Plans covering the Asset Transfer Employees to the extent accrued through the Closing Date, except as otherwise described in Section 4.7;

(ii) Liabilities associated with the U.S. Benefit Plans and any other benefit and compensation plans, contracts, policies, agreements or arrangements benefitting current or former employees or directors associated with the Business as conducted at any time by Seller and its Affiliates, except as otherwise described in Section 4.7;

(iii) Liabilities related to the employment of all Asset Transfer Employees and arising out of acts or the failure to act through the Closing Date, except as otherwise described in Section 4.7;

(iv) Liabilities to the extent relating to Environmental Laws with respect to the facilities located in Belmont, West Virginia, Coventry, Rhode Island and Stamford, Connecticut;

(v) Asbestos and lead Liabilities referenced in Seller’s annual report on Form 10-K under the Exchange Act dated February 24, 2012 (including future asbestos and lead liabilities arising out of the same operations), which Liabilities, for the avoidance of doubt, are not Related to the Business;

(vi) Tax Liabilities of Seller or its Affiliates (other than the Transferred Subsidiaries), to the extent to be indemnified by Seller as provided in Section 4.5;

(vii) Liabilities of Seller and its Affiliates (other than the Transferred Subsidiaries) to the extent arising out of or relating to any Excluded Asset; and

(viii) costs and expenses of Seller and its Affiliates (other than the Transferred Subsidiaries) incurred in connection with this Agreement and the transactions contemplated hereby.

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“Exclusively Related to the Business” means exclusively related to, or used or held exclusively in connection with, the Business as conducted by Seller and its Affiliates as of the date of this Agreement.

“Executive Leadership Team” means the individuals identified as such from time to time at www.cytec.com.

“Expense Agreement” means the letter agreement between Advent International Corporation and Seller, dated September 25, 2012, with respect to the reimbursement of certain of Advent International Corporation’s fees and expenses in connection with the transactions contemplated hereby.

“Final Closing Net Working Capital Value” means Current Assets minus Current Liabilities, determined as of the Closing Date.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the Financing Sources under the Debt Financing Commitments and any joinder agreements (including the definitive agreements executed in connection with the Debt Financing) relating thereto, any arrangers, administrative agents, collateral agents or trustees part of the Debt Financing, and their respective successors and assigns.

“GmbH Buyer Provisions” means Sections 1.1, 1.5, 1.8(a), 1.9(a), 2.2(b), 3.1, 3.2, 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.8, 8.10, 8.11, 8.12 and 8.14 of this Agreement.

“GmbH Shares” means all of the shares of capital stock of Surface Specialties Holding GmbH that are owned directly by Seller.

“Government Entity” means any U.S. or other federal, state or local judicial, legislative or administrative body or other governmental or quasi-governmental entity with competent jurisdiction.

“Governmental Authorizations” means all licenses, franchises, orders, permits, registrations, certificates, variances and other clearances, authorizations and approvals issued by or obtained from a Government Entity or Self-Regulatory Organization.

“Guarantors” means, collectively, Advent International GPE VII Limited Partnership, Advent International GPE VII-A Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-E Limited Partnership, Advent International GPE VII-F Limited Partnership, Advent International GPE VII-G Limited Partnership and Advent Partners GPE VII Limited Partnership.

“Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous, toxic or otherwise harmful under any Environmental Law, including petroleum products and byproducts, asbestos-containing material and polychlorinated biphenyls.

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“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Agreement” means the Intellectual Property Agreement substantially in the form attached hereto as Exhibit E.

“Intellectual Property Contract” means a Contract that is currently in effect and pursuant to which (i) Seller or any of its Affiliates (including the Transferred Subsidiaries) has granted an express license to a third party under Owned Intellectual Property Rights, or (ii) a third party has granted to any of the Transferred Subsidiaries a license under any Intellectual Property Right used by the Business, but excluding (A) any such Contract that is an Excluded Asset, (B) any “shrinkwrap,” “clickwrap” and other licenses that are generally available on a commercial basis from third parties and (C) non-disclosure agreements entered into in the ordinary course.

“Intellectual Property Rights” means all (i) Trademarks; (ii) Patents; (iii) Trade Secrets; (iv) Copyrights; and (v) other domestic, state and foreign intellectual property rights, whether Registered or not, to the extent entitled to legal protection in the applicable jurisdiction.

“JV Entities” means SK Cytec Co. Ltd. and Daicel-Cytec Co. Ltd.

“Knowledge” or any similar phrase means the collective actual knowledge, as of the date of determination, of the employees of (A) Seller and its Affiliates or (B) Buyer and its Affiliates, as the case may be, in each case listed on Schedule A-6, provided, however, that with respect to Section 2.12, Knowledge means the sole actual knowledge of Richard Ferguson as of the date of determination.

“Law” means any law, including common law, statute, ordinance, rule, regulation, code, order, judgment, adjudication, injunction, decision, directive, declaration or decree enacted, issued, promulgated, enforced or entered by a Government Entity or Self-Regulatory Organization, in each case, as in effect on the date of this Agreement or at any time from now until Closing or, with respect to prior periods, as in effect from time to time during such periods.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether due or to become due, fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by applicable accounting rules or principles to be reflected in financial statements or disclosed in the notes thereto.

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“Material Adverse Effect” means a material adverse effect on (I) the ability of Seller to consummate the transactions contemplated by this Agreement or (II) the business, assets, financial condition or results of operations of the Business, taken as a whole; provided, however, that for the purposes of this clause (II) only, a Material Adverse Effect shall not be deemed to include effects, events, developments, changes or occurrences arising out of, relating to or resulting from: (a) changes and circumstances generally affecting the economy, financial, credit or securities markets or political or regulatory conditions (including any change in interest rates or currency exchange rates); (b) changes in the chemical industry generally; (c) any change in Law or the interpretation or enforcement thereof or any change in accounting principles or changes in the enforcement thereof, changes to U.S. GAAP or changes resulting from the application of a different set of accounting principles; (d) acts of war (declared or undeclared), armed hostility, civil unrest, terrorism, sabotage, calamity, natural disaster, pandemic, act of God or a similar event, occurrence or circumstance; (e) any adverse change attributable to the negotiation, execution, announcement or consummation of this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, including any litigation resulting therefrom, and any adverse change in, or loss of, any customer, distributor, supplier, licensor, joint venture partner, employee or similar relationships, including as a result of the identity of Buyer (other than any of the foregoing that would otherwise constitute a breach of Section 2.4 or Section 2.5); (f) any failure by the Business to meet any internal or external projections, forecasts or estimates of revenues or earnings (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise described in this proviso may be taken into account in determining whether there has occurred a Material Adverse Effect); (g) compliance with the terms of, or the taking of any action expressly contemplated by, this Agreement or any Ancillary Agreement; (h) (other than with respect to the representation in Section 2.9(b)) any change, event, effect, circumstance or development to the extent expressly set forth on the face of Schedules 2.8(a) – (b), 2.9, 2.10(a), 2.10(b), 2.11(a), 2.11(b), 2.12(e), 2.12(f), 2.12(g), 2.12(h), 2.12(i), 2.13, 2.14(b), 2.16(a)-(d), 2.20(c), 2.21 or 2.22(c) or (i) any amendment or supplement to, waiver of any provision of, termination of, or failure to renew any existing Contract relating to the Business in the ordinary course and/or entering into any new or replacement supply or distribution Contract relating to the Business in the ordinary course, in each case to the extent the taking of such action, or the failure to take such action, is expressly permitted pursuant to Section 4.3 of this Agreement, and any change, effect, circumstance or development related thereto; except, in the case of clause (II)(a), (b), (c) and (d), to the extent that the Business, taken as a whole, is disproportionately affected thereby as compared with other participants in the chemical industry generally (in which case, the incremental disproportionate impact shall be taken into account in the determination of Material Adverse Effect hereunder).

“Most Recent Balance Sheet” means the unaudited balance sheet of the Business dated as of June 30, 2012.

“Necessary Operating Cash” means, with respect to a Transferred Subsidiary, Cash that is capable of being freely transferred among the Transferred Subsidiaries in an amount up to the dollar amount set forth next to such Transferred Subsidiary’s name as set forth on Schedule 4.21 and in the aggregate not in excess of $20 million.

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“Occupancy Agreements” means the Kalamazoo Occupancy Agreement, the Stamford Occupancy Agreement and the Smyrna Occupancy Agreement, each as set forth in Exhibit F.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Off-Site Disposal Location” means any real property, other than Owned Real Property or Leased Real Property, where Hazardous Substances have come to be present in soil, soil gas, surface water, groundwater, bedrock, wetlands, or other natural resources as a result of: (i) Seller’s or any of its Affiliates’ (including the Transferred Subsidiaries) or any of their corporate predecessors’ ownership, operation, or occupancy of that real property for the Business or (ii) the storage, transportation, treatment, handling, spilling, leaking, discharge or disposal of such Hazardous Substances by or on behalf of Seller or any of its Affiliates (including the Transferred Subsidiaries) or any of their corporate predecessors in connection with the operation of the Business prior to Closing.

“Other Antitrust Approvals” means the antitrust approvals applicable to the transactions contemplated hereby under the applicable Laws of the Federal Republic of Brazil, the People’s Republic of China, South Korea, Serbia, Russia, Turkey and Ukraine, and under the applicable Law of any other jurisdiction to the extent that Buyer and Seller agree pursuant to Section 4.4(a) that such jurisdiction shall be deemed an “Other Antitrust Approval”.

“Owned Intellectual Property Rights” means (i) all Intellectual Property Rights owned by any of the Transferred Subsidiaries except the Intellectual Property Rights that are Excluded Assets and (ii) the Transferred Intellectual Property Rights.

“Patents” means all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues.

“Permitted Encumbrances” means (i) Encumbrances specifically reflected or specifically reserved against or otherwise disclosed in the Most Recent Balance Sheet; (ii) Encumbrances that do not materially impair the ownership or use of the assets to which they relate, excluding the Owned Real Property and the Leased Real Property; (iii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances; (iv) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (v) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, with respect to real property; (vi) any conditions that may be shown by a current survey or physical inspection; (vii) utility , access and parking easements; (viii) zoning, building, subdivision or other similar requirements or restrictions; (ix) deposits or pledges made in connection with, or to secure payment of, workers’ compensation,

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unemployment insurance or similar programs mandated by applicable Law; (x) gaps in the chain of title evident from the records of the relevant Government Entity maintaining such records; (xi) restrictions contained in all Ancillary Agreements and all licenses (including licenses of Intellectual Property Rights), agreements, settlements, consents, covenants not to assert and other arrangements entered into in the ordinary course that do not materially adversely impair use of the assets to which they relate in the manner in which they are currently being used with the exception of any exclusive or sole licenses of Intellectual Property Rights and those licenses, agreements, settlements, consents, covenants and other arrangements relating to the Owned Real Property and the Leased Real Property; and (xii) Encumbrances created by, arising out of or relating to the Property Separation Agreements.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Property Separation Agreements” means the Kalamazoo Ground Lease, the Kalamazoo Site Services Agreement, the Willow Island Ground Lease, the Willow Island Services Agreement, the Rayong Services Agreement, the Fengxian Services Agreement (Coatings Plant), the Fengxian Services Agreement (Polymer Additives Plant, CEM Plant), the Fengxian Land Lease Agreement and the Occupancy Agreements, each as set forth in Exhibit F.

“PSA Business” shall have the meaning assigned to the term “Business” in the PSA Disposition Agreement.

“PSA Disposition Agreement” means the Asset Purchase Agreement, dated as of May 11, 2012, by and between Seller and the PSA Buyer (as it may be amended or supplemented from time to time in accordance with the terms thereof).

“Registered” means issued by, registered or the subject of a pending application for registration with a Government Entity or an Internet domain name register.

“Related to the Business” means primarily related to, or used or held primarily in connection with, the Business as conducted at any time by Seller and its Affiliates.

“Repeated Representations” means the Tier I Representations and the Tier II Representations.

“Restructuring Agreements” means any agreements, instruments and other documents relating to the Pre-Signing Restructuring Transactions and the Post-Signing Restructuring Transactions.

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“Retained Liabilities” means all Liabilities of the Transferred Subsidiaries to the extent not Related to the Business, including:

(i) Liabilities of any of the Transferred Subsidiaries to the extent resulting from the Transferred Subsidiaries’ having agreed to and/or having completed the Pre-Signing Restructuring Transactions or the Post-Signing Restructuring Transactions; provided that (A) any Liabilities of Seller and its Affiliates existing prior to the Pre-Signing Restructuring Transactions or the Post-Signing Restructuring Transactions and (B) any Tax Liabilities to be indemnified by Buyer as provided in Section 4.5, shall not become Retained Liabilities solely by virtue of this clause (i);

(ii) Liabilities of the Transferred Subsidiaries to the extent arising out of or relating to any Excluded Assets (including, for the avoidance of doubt (but without limiting Buyer’s agreement in Section 4.12) under the PSA Disposition Agreement);

(iii) Tax Liabilities of the Transferred Subsidiaries to be indemnified by Seller as provided in Section 4.5;

(iv) Liabilities of the Transferred Subsidiaries to be retained by Seller and its Affiliates (other than the Transferred Subsidiaries) as provided in Section 4.7 and Section 8.6; and

(v) Liabilities of the Transferred Subsidiaries to the extent relating to Environmental Laws with respect to the ownership and operation (including the cessation of operations) of the Bogotá, Colombia site and with respect to the facilities located in Belmont, West Virginia, Coventry, Rhode Island and Stamford, Connecticut.

“Self-Regulatory Organization” means any national securities exchange (as defined in the Exchange Act), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.

“Seller Intercompany Payables” means all account, note or loan payables recorded on the books of Seller or any of its Affiliates (other than the Transferred Subsidiaries) for goods or services sold or provided by the Business or the Transferred Subsidiaries to Seller or any of its Affiliates (other than the Transferred Subsidiaries) or advances (cash or otherwise) or any other extensions of credit made by the Business or the Transferred Subsidiaries to Seller or any of its Affiliates, but shall not include any accounts, notes, loan payables, advances or other extensions of credit arising under this Agreement or any of the Ancillary Agreements.

“Seller Intercompany Receivables” means all account, note or loan receivables recorded on the books of Seller or any of its Affiliates (other than the Transferred Subsidiaries) for goods or services purchased by or provided to the Business or the Transferred Subsidiaries, or advances (cash or otherwise) or any other extensions of credit to the Business or the Transferred Subsidiaries from Seller or any of its Affiliates (other than the Transferred Subsidiaries), but shall not include any accounts, notes, loan payables, advances or other extensions of credit arising under this Agreement or any of the Ancillary Agreements.

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“Seller Leased Property” means those assets or rights (excluding Intellectual Property Rights) included in the Excluded Assets that are to be leased, licensed or otherwise provided by Seller and/or any of its Affiliates (other than the Transferred Subsidiaries) to Buyer and/or any of its Affiliates pursuant to this Agreement or any Ancillary Agreement.

“Shares” means 2,359,630 ordinary shares of the Company and, following the LuxCo Restructuring, for purposes of Sections 1.1, 1.5 and 1.9, 100% of the issued and outstanding shares of Lux HoldCo.

“Specified Indemnity” means the indemnity listed on Schedule A-7.

“Specified Third Party” means the entity listed on Schedule A-8.

“Specified Guarantee” means the Guarantee Agreement listed on Schedule A-7.

“Subsidiary” means, with respect to any Person, any other Person (i) whose securities or other ownership interests, having by their terms the power to elect a majority of the board of directors or other Persons performing similar functions, are owned or controlled, directly or indirectly, by such first Person, (ii) whose business and policies such first Person has the power, directly or indirectly, to direct, or (iii) of which 50% or more of the securities, partnership or other ownership interests are owned, directly or indirectly, by such first Person; provided that the JV Entities shall not be deemed to be Subsidiaries of Seller for purposes of this Agreement.

“Tax Group” means any group of companies that files or has filed a combined, consolidated, joint or similar Tax Return in any relevant jurisdiction.

“Tax Laws” means any law, including common law, statute, ordinance, rule, regulation, code, order, judgment, adjudication, injunction, decision, directive, declaration or decree enacted, issued, promulgated, enforced or entered by a Government Entity that relates to Taxes, in each case, as in effect on the date of this Agreement or at any time from now until Closing or, with respect to prior periods, as in effect from time to time during such periods.

“Tax Returns” means any return, declaration, report, claim for refund, estimates, declaration of estimated tax, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto and amendments thereof, and including any information return or report with respect to backup withholding and other payments to third parties.

“Taxes” means (i) all taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever but each in the nature of an exaction (rather than in exchange for goods, money or services provided), imposed by any Taxing Authority of any

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taxing jurisdiction, however levied or imposed, whether payable directly or by withholding, including income, profits, gains, capital stock, capital, stamp, occupation, alternative minimum, gross receipts, windfall profits, value added, ad valorem, real, tangible or intangible property, severance, production, sales, use, license, excise, franchise, transfer, registration, recording, customs, import and export, employment, payroll, social security or similar insurance contribution, withholding or similar taxes, levies or duties, or other taxes together with any interest, additions or penalties with respect thereto and (ii) any obligation to pay or liability for an amount described in clause (i) of any other person solely by reason of (a) any Tax sharing agreement, indemnity obligation or similar contract and (b) Section 1.1502-6 of the Treasury Regulations or similar provisions of applicable Tax Law, or as a transferee or successor under applicable Law.

“Taxing Authority” means any federal, regional, state, provincial, or local judicial, legislative or administrative body or other government entity, whether within or outside the United States, with competent jurisdiction to impose tax.

“Tier I Representations” means the representations and warranties of Seller set forth in Section 2.1, Section 2.2 (other than the second sentence of Section 2.2(a), which is a Tier II Representation), Section 2.3, Section 2.6, Section 2.23 and Section 2.24.

“Tier II Representations” means the representations and warranties of Seller set forth in the second sentence of Section 2.2(a).

“Title Documentation” means, with respect to any item of Registered Intellectual Property Rights, all documents reasonably necessary to evidence true and complete chain of title ownership for such item.

“Trade Secrets” means information that (i) derives independent economic value from not being generally well known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same.

“Transferred Accounts Receivable” means (i) all trade accounts and notes receivable and other miscellaneous receivables of Seller or its Affiliates (other than the Transferred Subsidiaries) to the extent arising out of the sale or other disposition of goods or services of the Business and (ii) the Transferred Seller Intercompany Receivables.

“Transferred Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, the Business by Seller or its Affiliates (other than emails), including all prosecution files and Title Documentation available to Seller or its Affiliates for the Transferred Intellectual Property

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Rights, and all emails sent or received by a Transferred Employee in the six (6) months prior to the Closing Date, but excluding (i) any such items to the extent (A) they are related to any Retained Liabilities, Excluded Assets or Excluded Liabilities, (B) they are related to any corporate, tax, human resources or stockholder matters of Seller or its Affiliates (other than the Transferred Subsidiaries), or (C) any Law prohibits their transfer or (D) any transfer thereof otherwise would subject Seller or any of its Affiliates to any material liability; (ii) any laboratory notebooks containing, in whole or in part, research and development information unrelated to the Business and any books and records that are more than one (1) year old containing, in whole or in part, research and development information (other than any laboratory notebooks, books or records described in this clause (ii) that are maintained for the Business by the Transferred Subsidiaries); (iii) any such items to the extent they are provided to SunGard prior to the Closing Date and accessible to Buyer in accordance with the Contract(s) with SunGard.

“Transferred Contracts” means Contracts Related to the Business between Seller or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and any third party, on the other hand (including any confidentiality agreement relating to the Business with any third party in connection with the sale of the Business by Seller and its Affiliates, other than with respect to any standstill provisions contained therein), but excluding any such Contract that is an Excluded Asset.

“Transferred Facilities” means the buildings and structures listed on Schedule A-9 and any improvements thereon.

“Transferred Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, tools and other tangible personal property (other than Transferred Inventory and any Intellectual Property Rights) of Seller or any of its Affiliates (other than the Transferred Subsidiaries) that are (i) Related to the Business and located at a Transferred Facility as of the date of this Agreement or thereafter, (ii) portable electronic devices of the Transferred Employees or (iii) located in Occupied Areas (as defined in each of the Occupancy Agreements) that are designated for the use following the Closing of Buyer or any of its Affiliates (including the Transferred Subsidiaries), including, in each case, any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person. For the avoidance of doubt, Transferred Fixtures and Equipment shall not include those items that are located in Occupied Areas (as defined in each of the Occupancy Agreements) that are designated for the use following the Closing of Seller or any of its Affiliates (other than the Transferred Subsidiaries).

“Transferred Intellectual Property Rights” means (i) all Registered Intellectual Property Rights set forth on Schedule A-10 hereof, (ii) the Trade Secrets and Copyrights owned by Seller or its Affiliates (other than the Transferred Subsidiaries) that are Exclusively Related to the Business and (iii) in respect of the Intellectual Property Rights set out in clauses (i) and (ii), the right to sue for all past, present and future infringement thereof (and with respect to Trademarks, dilution thereof) and to settle and retain proceeds from any such actions, and (iv) in each of clauses (i) and (ii), any goodwill symbolized thereby or associated therewith.

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“Transferred Inventory” means all inventory of Seller or its Affiliates (other than the Transferred Subsidiaries) that is Related to the Business, wherever located, including all finished goods, whether held at any location or facility of Seller or any of its Affiliates or in transit to Seller or any of its Affiliates, in each case as of the Closing Date.

“Transition Services Agreement” means the transition services agreement substantially in the form attached hereto as Exhibit A.

“U.S. Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other U.S. federal and U.S. state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“U.S. GAAP” means United States generally accepted accounting principles.

“VAT” means the tax imposed in accordance with Directive 2006/112/EC and any permitted derogations therefrom, as well as any equivalent or similar tax imposed under the Laws of any jurisdiction that is not a member state of the European Union. For the avoidance of doubt, the term “VAT” shall not include any sales or use tax imposed by any state or political subdivision of the United States.

“WARN” means the United States Worker Adjustment and Retraining Notification Act.

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